FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

Industry Canada

FORM 11

Canada Business

ARTICLES OF CONTINUANCE

Corporations Act

(SECTION 187)

______________________________________________________________________________________________________________

1 - Name of Corporation

FORBES MEDI-TECH INC.

______________________________________________________________________________________________________________

2 - The place in Canada where the registered office is to be situated

GREATER VANCOUVER REGIONAL DISTRICT

______________________________________________________________________________________________________________

3 - The classes and any maximum number of shares that the corporation is authorized to issue

The authorized capital of the Company consists of 250,000,000 shares divided into:

a)  200,000,000 Common Shares without par value; and

b)  50,000,000 Preferred Shares without par value.

The shares shall have attached thereto the special rights and restrictions as set forth in Schedule “A” attached hereto.

______________________________________________________________________________________________________________

4 - Restrictions if any on share transfers

NONE

______________________________________________________________________________________________________________

5 - Number (or minimum and maximum number) of directors

A MINIMUM OF ONE AND A MAXIMUM OF TWENTY

______________________________________________________________________________________________________________

6 - Restrictions if any on businesses the corporation may carry on

NONE

______________________________________________________________________________________________________________

7 - (1) If change of name effected, previous name

N/A

     (2)  Details of incorporation

The Corporation was incorporated under the Company Act (British Columbia) on September 17th, 1985, under the name Amber Resources Ltd.

The change of name of the Corporation from Amber Resources Ltd. to Forbes Resources Ltd., was registered effective October 1, 1985; and

The change of name of the Corporation from Forbes Resources Ltd. to Forbes Medi-Tech Inc., its current name, was registered effective July 8, 1992.

______________________________________________________________________________________________________________

8 - Other provisions if any

SEE SCHEDULE “B” ATTACHED HERETO

Date April 4, 2001	Signature “James Heppell”	Title Secretary

FOR DEPARTMENTAL USE ONLY CORPORATION NO. 388768-5	FILED

SCHEDULE “A”

TO THE ARTICLES

OF

CONTINUANCE

OF

FORBES MEDI-TECH INC.

The rights, privileged, restrictions and conditions of the Common Shares are as follows:

(a)

The Common Shares have the rights, privileges, restrictions and conditions set out in the Canada Business Corporations Act and in the By-Laws of the Corporation.

The Rights, privileges, restrictions and conditions of the Preferred Shares are as follows:

(a)

One or More Series.   The directors may issue Preferred Shares in one or more Series;

(b)

Creation or Deletion of Series.   The directors may alter by resolution the Articles of the Corporation or, if applicable, the By-Laws of the Corporation or both to fix or change the number of shares in, and to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each Series of Preferred shares;

(c)

Special Rights and Restrictions of Series.   The directors may alter by resolution the Articles of the Corporation, or, if applicable, the By-Laws of the Corporation or both to create, define and attach special rights and restrictions to the shares of each Series of Preferred Shares, subject to the special rights and restrictions attached to the Preferred Shares by this Part;

(d)

Voting.   The directors may confer on the holders of any Series of Preferred Shares the right to notice of or to be present or to vote, either in person or by proxy, at any general meeting of the shareholders of the Corporation other than a separate meeting of the holders of the Preferred Shares, or of the holders of shares of a Series of the Preferred Shares, as the case may be;

(e)

Dividends.   The special rights or restrictions which the directors may create, define or attach to any Series of Preferred Shares may allow the directors to declare dividends with respect to the Common Shares only or with respect to any Series of Preferred Shares only or with respect to any combination of two or more such classes or Series of classes only;

(f)

If Series Entitled to Cumulative Dividend.   Where the Preferred Shares or one or more Series of Preferred Shares are entitled to cumulative dividends, and where cumulative dividends in respect of the Preferred Shares or a Series of Preferred Shares are not paid in full, the shares of all Series of Preferred Shares entitled to cumulative dividends shall participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full;

(g)

All Series of Preferred Shares Participate Rateably on Winding-Up.   Where amounts payable on a winding-up are not paid in full or on the occurrence of any other event where the holders of the shares of all Series of Preferred Shares are entitled to a return of capital but are not paid in full, the shares of all Series of Preferred Shares shall participate rateably in a return of capital in respect of Preferred Shares in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full;

(h)

No Priority.   No special rights or restrictions attached to a Series of Preferred Shares shall confer on the Series priority over another Series of Preferred Shares then outstanding respecting:

(i)

dividends, or

(ii)

a return of capital:

A.

on winding-up, or

B.

on the occurrence of another event that would result in the holders of all Series of Preferred Shares being entitled to a return of capital;

(i)

Special Rights and Restrictions of Issued Series.   A directors’ resolution pursuant to paragraph (b) or (c) above must be passed before the issue of shares of the Series to which the resolution relates, and after the issue of shares of that Series the number of shares in, the designation of, and the special rights and restrictions attached to that Series may be added to, altered, varied or abrogated only pursuant to Section 173 of the Canada Business Corporations Act, and the directors shall send to the Director articles of amendment in the prescribed form;

(j)

No Pre-Emptive Rights.   Subject to the Canada Business Corporations Act, holders of Preferred Shares of any Series will not, as such, be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Company at any time authorized otherwise than in accordance with any conversion, exchange or other right which may from time to time be attached to shares of that Series; and

(k)

Priority on Liquidation.   Except as provided herein, in the event of the liquidation, dissolution or winding-up of the Corporation or any distribution of its assets for the purpose of winding-up its affairs, after the payment of dividends declared but unpaid, the holders of the Preferred Shares shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide, or in the absence of any express provision with respect thereto, the amount of capital paid up in respect thereof per share for each Preferred Share held by them, out of the assets of the Corporation in preference to and with priority over any payment or distribution of any capital asset or monies among the holders of any Common Shares of the Corporation. The foregoing provisions of these Articles shall apply to all Preferred Shares except as expressly provided in the special rights and restrictions, which the directors may create, define or attach to any Series of Preferred Shares.

SCHEDULE “B”

TO THE ARTICLES

OF

CONTINUANCE

OF

FORBES MEDI-TECH INC.

1.

The directors may, within the maximum number permitted by the Articles, appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual general meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual general meeting of the shareholders.

BY-LAW NO. 1
OF
FORBES MEDI-TECH INC.

BY-LAW NO. 1

A by-law relating generally to the conduct of
the affairs of Forbes Medi-Tech Inc.

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Forbes Medi-Tech Inc. (hereinafter called the "Corporation") as follows:

1.

INTERPRETATION

1.1

Definitions.  In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)

"Act" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as from time to time amended and every statute that may be substituted therefor and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(b)

"Regulations" means the Regulations under the Act as published or from time to time amended and every regulation that may be substituted therefor and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefor in the new regulations;

(c)

"by-law" means any by-law of the Corporation from time to time in force and effect;

(d)

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Corporation means the person registered in the register of shareholders or a branch register of shareholders in respect of such share;

(e)

"shareholder" means those persons defined as such in the Act and includes any person who owns shares in the capital of the Corporation and whose name is entered in the register of shareholders or a branch register of shareholders;

(f)

"solicitor of the Corporation" means any partner, associate or articled student of the law firm retained by the Corporation in respect of the matter in connection with which the term is used;

(g)

"writing", "in writing" and like expressions include all modes of representing, or reproducing and recording words in visible form, including:  printing; lithographing; typewriting; and photostatic, electrostatic and mechanical copying;

(h)

all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall have the meanings given to such terms in the Act or the Regulations;

(i)

the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine; and the word "person" shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of persons; and

(j)

the rules of construction contained in the Interpretation Act (Canada) shall apply, mutatis mutandis, to the interpretation of these by-laws.

2.

DIRECTORS

2.1

Number.  The number of directors shall, subject to the articles of the Corporation and any unanimous shareholder agreement, be fixed by the directors or if not so fixed, shall be the number of directors elected or continued as directors at the immediately preceding annual meeting of the Corporation.  The business and affairs of the Corporation shall be managed by a board of directors of whom a majority shall be resident Canadians and of whom, if any of the issued securities of the Corporation are or were a part of a distribution to the public, at least two shall not be officers or employees of the Corporation or any affiliate of the Corporation.

2.2

Election and Removal.  At each annual meeting of the Corporation, all the directors shall retire and the shareholders entitled to vote thereat shall elect a board of directors consisting of the number of directors for the time being fixed pursuant to the by-laws.

2.3

Retiring.  A retiring director shall be eligible for re-election.

2.4

No Meeting.  Where the Corporation fails to hold an annual meeting in accordance with the Act, the directors then in office shall be deemed to have been elected or appointed as directors on the last day on which the annual meeting could have been held pursuant to the Act and the by-laws and they may hold office until other directors are appointed or elected or until the day on which the next annual meeting is held, whichever shall first occur.

2.5

Continued.  If at any meeting at which there should be an election of directors the places of any of the retiring directors are not filled by such election, such of the retiring directors who are not re-elected as may be requested by the newly-elected directors shall, if willing to do so, continue in office to complete the number of directors for the time being fixed pursuant to the by-laws until further new directors are elected at a general meeting convened for the purpose.  If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being fixed pursuant to the by-laws, such number shall be fixed at the number of directors actually elected or continued in office.

2.6

Casual Vacancy.  The remaining directors or director shall have the power from time to time to appoint any person as a director to fill any casual vacancy occurring in the board of directors.

2.7

Additional Directors.  Between successive annual meetings the directors shall have power to appoint one or more additional directors but the number of additional directors shall not be more than one-third of the number of directors elected or appointed at the last annual meeting.  Any director so appointed shall hold office only until the next following annual meeting of the Corporation, but shall be eligible for election at such meeting and, so long as he is an additional director, the number of directors shall be increased accordingly.

2.8

Alternate Directors.  Any director may by instrument in writing delivered to the Corporation appoint any person to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director within a reasonable time after delivery of such instrument to the Corporation.  Every such alternate shall be entitled to notice of meetings of the directors and to attend and vote as a director at a meeting at which the person appointing him is not personally present, and, if he is a director, to have a separate vote on behalf of the director he is representing in addition to his own vote.  A person may be appointed as an alternate for more than one director and shall have a separate vote for each director so represented. A director may at any time in writing by instrument, telegram, telex, facsimile or any method of transmitting legibly recorded messages delivered to the Corporation revoke the appointment of an alternate appointed by him.  The remuneration payable to such an alternate shall be payable out of the remuneration of the director appointing him.

2.9

Vacation of Office.  The office of a director shall ipso facto be vacated:  (a) if he becomes bankrupt or suspends payments of his debts generally or compromises with his creditors or makes an authorized assignment or is declared insolvent; (b) if he is found to be a mentally incompetent person; or (c) if by notice in writing to the Corporation he resigns his office.

2.10

Ceasing.  A director ceases to hold office when he:

(a)

dies;

(b)

resigns his office by notice in writing delivered to the Corporation;

(c)

is convicted of an indictable offence and the other directors shall have resolved to remove him;

(d)

ceases to be qualified to act as a director pursuant to the Act; or

(e)

is removed in accordance with the Act and this by-law.

2.11

Resignation.  Every resignation of a director becomes effective at the time a written resignation is delivered to the Corporation or at the time specified in the resignation, whichever is later.

2.12

Removal.  Subject to the Act, the Corporation may by special resolution remove any director before the expiration of his period of office and may by an ordinary resolution appoint another person in his stead.

2.13

Powers.  The directors shall manage or supervise the management of the affairs and business of the Corporation and shall have the authority to exercise all such powers of the Corporation as are not, by the Act or by the articles or by-laws, required to be exercised by the Corporation in general meeting.

2.14

Attorney.  The directors may from time to time by power of attorney or other instrument under seal appoint any person to be the attorney of the Corporation for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under this by-law and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any of the directors or any of the shareholders of the Corporation or in favour of any corporation, or of any of the shareholders, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.  Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

2.15

Committee of Directors.  The directors may appoint from among their number a committee of directors and subject to the Act may delegate to such committee any of the powers of the directors.  A majority of the directors of any such committee must be resident Canadians.

2.16

Shareholder Qualification.  A director shall not be required to hold a share in the capital of the Corporation as qualification for his office but shall be qualified as required by the Act to become or act as a director.  Any director who is not a shareholder shall be deemed to have agreed to be bound by the provisions of the articles and by-laws of the Corporation to the same extent as if he were a shareholder of the Corporation.

3.

MEETING OF DIRECTORS

3.1

Place of Meeting.  Meetings of the board of directors and of a committee of directors (if any) may be held within or outside of Canada.

3.2

Call.  A director may, and the Secretary or an Assistant Secretary upon request of a director shall, call a meeting of the board at any time.  Reasonable notice shall be given for any meeting specifying the place, day and hour of such meeting and shall be given by mail, postage prepaid, addressed to each of the directors and alternate directors at his address as it appears on the books of the Corporation or by leaving it at his usual business or residential address or by telephone, telex, facsimile, email or any method of transmitting legibly recorded messages.  Accidental omission to give notice of a meeting of directors to, or by the non-receipt of notice by, any director shall not invalidate the proceedings at that meeting.

3.3

Waive Notice.  Any director of the Corporation may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter.  After the filing of such waiver with respect to future meetings, and until such waiver is withdrawn, no notice of any meeting of the directors need be given to such director or, unless the director otherwise requires in writing to the Secretary, to his alternate director, and all meetings of the directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

3.4

No Notice.  It shall not be necessary to give notice of a meeting of directors to any director or alternate director if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.

3.5

Chair.  The Chairman of the Board, if any, or in his absence the President, shall preside as chairman at every meeting of the directors, or if neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chairman of the meeting.  With the consent of the meeting, the solicitor of the Corporation may act as chairman of a meeting of the directors.

3.6

Vacancy.  The directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to the by-laws of the Corporation as the necessary quorum of directors, the directors may act for the purpose of increasing the number of directors to that number, or to summon a special meeting of the Corporation, but for no other purpose.  If the directors fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

3.7

Defect.  Subject to the provisions of the Act, all acts done at any meeting of the directors or of a committee of directors, or by any person acting as a director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a director.

3.8

Quorum.  The board of directors may from time to time fix the quorum required for the transaction of business at a meeting of the board of directors and until so fixed the quorum will be a majority of the then current number of directors, or if the number of directors is fixed at one, shall be one director.

3.9

Teleconference.  A director may participate in a meeting of the board or of any committee of the directors by means of conference telephones or other communications facilities by means of which all directors participating in the meeting can hear each other.  A director participating in a meeting in accordance with this by-law shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

3.10

Voting.  The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit.  Questions arising at any meeting shall be decided by a majority of votes.  In case of an equality of votes the chairman shall not have a second or casting vote.  Meetings of the board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the board may by resolution from time to time determine.

3.11

Resolution in Lieu of Meeting.  Notwithstanding any of the foregoing provisions of this by-law, a resolution consented to in writing, whether by document, telegram, telex, facsimile or any method of transmitting legibly recorded messages, by all of the directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held.  Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing.  Such resolution shall be filed with the minutes of the proceedings of the directors and shall be effective on the date stated thereon or on the latest day stated on any counterpart.  A resolution may be consented to by a director or alternate director who has an interest in the subject matter of the resolution provided that he has otherwise complied with the provisions of the articles, by-laws and the Act.

3.12

Seconds.  No resolution proposed at a meeting of directors need be seconded, and the chairman of any meeting may move or propose a resolution.

4.

REMUNERATION OF DIRECTORS

4.1

Remuneration.  The remuneration of the directors may from time to time be determined by the directors unless the shareholders by ordinary resolution decide that remuneration shall be determined by them.  Such remuneration may be in addition to any salary or other remuneration paid to any director in his capacity as officer or employee of the Corporation.  The directors shall be reimbursed for reasonable travelling, hotel and other expenses they incur in and about the business of the Corporation and if any director shall perform any professional or other services for the Corporation that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Corporation's business, he may be paid a remuneration to be fixed by the board, or, at the option of such director, by the Corporation in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive.  The directors on behalf of the Corporation, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any director who has held any office or position with the Corporation or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

5.

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

5.1

Ratification.  The board of directors in its discretion may submit any contract, act or transaction for approval or ratification at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and, subject to the Act, any such contract, act or transaction that shall be approved or ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

6.1

Conflicts.  In supplement of and not by way of limitation upon any rights conferred upon directors by the Act, it is declared that no director shall be disqualified from his office or vacate his office by reason of holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in a contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise, nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of any fiduciary relationship.  Subject to the Act, no director or officer shall be obliged to make any declaration of interest in respect of a contract or proposed contract with the Corporation in which such director or officer is in any way directly or indirectly interested nor shall any director be obliged to refrain from voting in respect of any such contract.

7.

INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

7.1

Directors.  Subject to the Act, the directors shall cause the Corporation to indemnify a director or former director of the Corporation and the directors may cause the company to indemnify a director or former director of a corporation of which the Corporation is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of the Corporation or a director of such corporation, including any action brought by the Corporation or any such corporation.  Each director of the Corporation on being elected or appointed shall be deemed to have contracted with the Corporation on the terms of the foregoing indemnity.

7.2

Officers.  Subject to the Act, the directors may cause the Corporation to indemnify any officer, employee or agent of the Corporation or of a corporation of which the Corporation is or was a shareholder (notwithstanding that he is also a director) and the heirs and personal representatives of any such person against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Corporation or such corporation.  In addition the Corporation shall indemnify the Secretary or an Assistant Secretary of the Corporation (if he shall not be a full time employee of the Corporation and notwithstanding that he is also a director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Act or these by-laws and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Corporation on the terms of the foregoing indemnity.

7.3

Failure.  The failure of a director or officer of the Corporation to comply with the provisions of the Act or of the articles or the by-laws shall not invalidate any indemnity to which he is entitled under the by-laws.

7.4

Insurance.  The directors may cause the Corporation to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Corporation or as a director, officer, employee or agent of any corporation of which the Corporation is or was a shareholder and his heirs or personal representatives, against any liability incurred by him as such director, officer, employee or agent.

8.

OFFICERS

8.1

Appointment.  The board of directors shall annually or as often as may be required appoint a President and a Secretary and, if deemed advisable, may annually or as often as may be required appoint a Chairman of the Board, a Vice-Chairman of the Board, a Managing Director, one or more Vice-Presidents, a Treasurer, one or more Assistant Secretaries and/or one or more Assistant Treasurers.  A director may be appointed to any office of the Corporation but none of the officers except the Chairman of the Board, the Vice-Chairman of the Board and the Managing Director need be a member of the board of directors.  Two or more of the aforesaid offices may be held by the same person.  In case and whenever the same person holds the offices of Secretary and Treasurer he may, but need not be, known as the Secretary-Treasurer.  The board of directors may from time to time appoint such other officers and agents as it shall deem necessary who shall have such authority and shall perform such duties as may from time to time be prescribed by the board of directors.

8.2

Vacancies.  If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the directors by resolution shall, in the case of the President, and may, in the case of any other office, appoint a person to fill such vacancy.

8.3

Remuneration and Removal.  The remuneration of all officers appointed by the board of directors shall be determined from time to time by resolution of the board of directors. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined.  All officers, in the absence of agreement to the contrary, shall be subject to removal by resolution of the board of directors at any time, with or without cause.

8.4

Powers and Duties.  All officers shall sign such contracts, documents or instruments in writing as require their respective signatures and shall respectively have and perform all powers and duties incident to their respective offices and such other powers and duties respectively as may from time to time be assigned to them by the board of directors.

8.5

Duties may be Delegated.  In case of the absence or inability to act of any officer of the Corporation, or for any other reason that the board of directors may deem sufficient, the board of directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

8.6

Chairman of the Board.  If the Chairman of the Board is absent or is unable or refuses to act, the Vice-Chairman of the Board (if any) shall, when present, preside at all meetings of the board of directors, the executive committee of directors (if any) and the shareholders.

8.7

Vice-Chairman of the Board.  If the Chairman of the Board is absent or is unable or refuses to act, the Vice-Chairman of the Board (if any) shall, when present, preside at all meetings of the board of directors, the executive committee of directors (if any) and the shareholders.

8.8

Managing Director.  The Managing Director shall be a resident Canadian and shall exercise such powers and have such authority as may be delegated to him by the board of directors in accordance with the Act.

8.9

President.  The President shall be the Chief Executive Officer of the Corporation.  He shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board and/or Vice-Chairman of the Board if none be appointed or if the Chairman of the Board and the Vice-Chairman of the Board are absent or are unable or refuse to act; provided, however, that unless he is a director he shall not preside as chairman at any meeting of directors or of the executive committee of directors (if any) or, subject to paragraph 9.8 of this by-law, at any meeting of shareholders.

8.10

Vice-President.  The Vice-President or, if more than one, the Vice-Presidents, in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President; provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or of the executive committee of directors (if any) or, subject to paragraph 9.8 of this by-law, at any meeting of shareholders.

8.11

Secretary.  The Secretary shall give or cause to be given notices for all meetings of the board of directors, the executive committee of directors (if any) and the shareholders when directed to do so and shall have charge of the minute books of the Corporation and, subject to the provisions of this by-law, of the records (other than accounting records) referred to in the Act.

8.12

Treasurer.  Subject to the provisions of any resolution of the board of directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the board of directors may direct. He shall keep or cause to be kept the accounting records referred to in the Act.  He may be required to give such bond for the faithful performance of his duties as the board of directors in its uncontrolled discretion may require but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

8.13

Assistant Secretary and Assistant Treasurer.  The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall respectively perform all the duties of the Secretary and the Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or the Treasurer, as the case may be.

8.14

General Manager or Manager.  The board of directors may from time to time appoint one or more General Managers or Managers and may delegate to him or them full powers to manage such matters and duties as by law must be transacted or performed by the board of directors and/or by the shareholders and to employ and discharge agents and employees of the Corporation or may delegate to him or them any lesser authority.  A General Manager or Manager shall conform to all lawful orders given to him by the board of directors of the Corporation and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a General Manager or Manager shall be subject to discharge by the board of directors.

8.15

Conflicts.  Every officer of the Corporation who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Corporation shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict in accordance with the provisions of the Act.

9.

SHAREHOLDERS' MEETINGS

9.1

Annual Meeting.  Subject to the Act, the annual meeting of the shareholders shall be held on such day in each year and at such time as the directors may by resolution determine at any place within Canada or, if all the shareholders entitled to vote at such meeting so agree, outside Canada.

9.2

Special Meetings.  Special meetings of the shareholders may be convened by order of the board of directors at any date and time and at any place within Canada or, if all the shareholders entitled to vote at such meeting so agree, outside Canada.

9.3

Notice.  A notice stating the day, hour and place of meeting shall be given by serving such notice on such persons as are entitled by law or under this by-law to receive such notice from the Corporation in the manner specified in paragraph  of this by-law or in such manner as may be prescribed by the directors, not less than twenty-one days or more than fifty days (in each case exclusive of the day on which the notice is delivered or sent and of the day for which notice is given) before the day of the meeting.  Notice of a meeting at which special business is to be transacted shall state:  (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and (b) the text of any special resolution to be submitted to the meeting. Except as otherwise provided by the Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by shareholders at the registered office or records office of the Corporation or at some other place designated in the notice during usual business hours up to the date of such general meeting.

9.4

Waiver of Notice.  A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice or reduce the period of notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

9.5

Omission of Notice.  The accidental omission to give notice of any meeting or any irregularity in the notice of any meeting or the non-receipt of any notice by any shareholder or shareholders, director or directors or the auditor of the Corporation shall not invalidate any resolution passed or any proceedings taken at any meeting of shareholders.

9.6

Votes.  Subject to the Act, every question submitted to any meeting of shareholders shall be decided in the first instance by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is directed by the Chairman or a shareholder or proxyholder entitled to vote at the meeting has demanded a ballot and in the case of an equality of votes the chairman of the meeting shall on a show of hands or on a ballot have a second or casting vote in addition to the vote or votes to which he may be otherwise entitled as a member or proxyholder and this provision shall apply notwithstanding the Chairman is interested in the subject matter of the resolution.

9.7

Declaration.  At any meeting, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.8

Chair.  The Chairman of the Board, if any, or in his absence the President of the Corporation or in his absence a Vice-President of the Corporation, if any, shall be entitled to preside as chairman at every meeting of shareholders of the Corporation.  Notwithstanding the foregoing, with the consent of the meeting, which consent may be expressed by the failure to object of any person present and entitled to vote, the solicitor of the Corporation may act as chairman of the meeting of shareholders. If at any meeting of shareholders neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present, shall choose someone of their number, or the solicitor of the Corporation, to be chairman.  If all the Directors present, and the solicitor of the Corporation, decline to take the chair or fail to so choose or if no Director be present, the persons present and entitled to vote shall choose some person in attendance, who need not be a shareholder, to be chairman.

9.9

Ballot.  A ballot may be demanded either before or after any vote by a show of hands by any person entitled to vote at the meeting.  No poll may be demanded on the election of the chairman. If at any meeting a ballot is demanded on the question of adjournment it shall be taken forthwith without adjournment.  If at any meeting a ballot is demanded on any other question or as to the election of directors, the vote shall be taken by ballot in such manner and either at once, later in the meeting or after adjournment as the chairman of the meeting directs but in no event later than seven days after the meeting.  The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded.  Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a ballot may be withdrawn.

9.10

Determination.  In the case of any dispute as to the admission or rejection of a vote, whether by show of hands or on a poll, the chairman shall determine the same, and his determination made in good faith is final and conclusive.

9.11

Action.  Unless the Act, the articles or the by-laws otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution.

9.12

Votes.  Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares:

(a)

on a show of hands:

(i)

every shareholder who is present in person and entitled to vote shall have one vote; and

(ii)

a proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote; and

(b)

on a poll, every shareholder shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

9.13

Not Registered.  Any person who is not registered as a shareholder but is entitled to vote at any meeting in respect of a share, may vote the share in the same manner as if he were a shareholder; but, unless the directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

9.14

Corporate Representative.  Any corporation not being a subsidiary which is a shareholder of the Corporation may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder of the Corporation personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting.  Evidence of the appointment of any such representative may be sent to the Corporation in writing by written instrument, telegram, telex, facsimile or any method of transmitting legibly recorded messages.  Notwithstanding the foregoing, a corporation being a shareholder may appoint a proxyholder.

9.15

Unsound Mind.  A shareholder of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee or curator bonis or other person in the nature of a committee or curator bonis appointed by that court, and any such committee or curator bonis, or other person may appoint a proxyholder.  The chairman may require such proof of such appointment as he sees fit.

9.16

Joint Registered Holders.  In the case of joint registered holders of a share, the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose, seniority shall be determined by the order in which the names stand in the register of shareholders.  Several legal personal representatives of a deceased shareholder whose shares are registered in his sole name shall, for the purpose of this by-law, be deemed joint registered holders.

9.17

Proxyholders.  A shareholder holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him on the same occasion.  If such a shareholder should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote.  A shareholder may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

9.18

Proxyholders.  Any person, having attained the age of majority, may act as proxyholder whether or not he is entitled on his own behalf to be present and to vote at the meeting at which he acts as proxyholder.  The proxy may authorize the person so appointed to act as proxyholder for the appointor for the period, at any meeting or meetings, and to the extent permitted by the Act.

9.19

Proxyholder.  A person appointed by proxy need not be a shareholder.

9.20

Proxies.  A proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney of that corporation.

9.21

Deposit of Proxies.  Unless the directors fix some other time by which proxies must be deposited, a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, shall be deposited at the registered office of the Corporation or at such other place as is specified for that purpose in the notice convening the meeting or form of proxy, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed.

9.22

Deposit of Proxies.  In addition to any other method of depositing proxies provided for in the by-laws, the directors may by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time for depositing the proxies.  If the Corporation is or becomes a reporting company, the time so fixed shall not exceed 48 hours (excluding Saturdays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of shareholders and providing for particulars of such proxies to be sent to the Corporation or any agent of the Corporation in writing or by letter, telegram, telex, facsimile or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Corporation or of any agent of the Corporation appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part.

9.23

Death or Incapacity.  A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the shareholder giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Corporation or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote was taken.

9.24

Retain Ballots.  Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Act may provide.

9.25

Votes on Poll.  On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

9.26

Determinations.  The chairman of the meeting may determine whether or not a proxy, deposited for use at such meeting, which may not strictly comply with the requirements of this Part as to form, execution, accompanying documentation, time of filing, or otherwise, shall be valid for use at such meeting and any such determination made in good faith shall be final, conclusive and binding upon such meeting.

9.27

Form of Proxy.  Subject to the provisions of Part IV of the Regulations, a proxy may be in the following form or in any other form that the directors or the chairman of the meeting shall approve or accept:

"The undersigned shareholder of ___________________________ hereby appoints, _________________________, of ___________________________ or failing him, ___________________________, of ________________________________ as the nominee of the undersigned to attend, act and vote for the undersigned and on behalf of the undersigned at the ___________ meeting of the shareholders of the said corporation to be held on the ________ day of __________, _  __ and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the said meeting or such adjournment or adjournments thereof.

DATED this ________ day of __________, ___.

_________________________________
Signature of Shareholder

9.28

Revocation.  Every proxy may be revoked by an instrument in writing:

(a)

executed by the shareholder giving the same or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and

(b)

delivered either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner provided by law.

9.29

Adjournment.  The chairman of any meeting may and shall, if so directed by the meeting, adjourn the same from time to time to a fixed time and place and no notice of such adjournment need to be given to the shareholders unless the meeting is adjourned by one or more adjournments for an aggregate of thirty days or more in which case notice of the adjourned meeting shall be given as for an original meeting.  Any business may be brought before or dealt with at any adjourned meeting for which no notice is required which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

9.30

Seconds.  No motion proposed at a general meeting need be seconded and the chairman may propose a motion.

9.31

Quorum.  Save as herein otherwise provided, a quorum for a meeting of shareholders shall be shareholders or proxyholders holding a percentage of the issued and outstanding shares entitled to be voted at the meeting of between 5 and 33 1/3 percent, such percentage to be determined by the directors prior to the meeting.  The directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Corporation shall be entitled to attend at any meeting but no such person shall be counted in the quorum or be entitled to vote at any meeting unless he or she shall be a shareholder or proxyholder entitled to vote thereat.

9.32

Quorum.  If within half an hour from the time appointed for a meeting of shareholders a quorum is not present, the meeting, if convened upon requisition by the shareholders shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place but may not transact any other business.  If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a shareholder or shareholders entitled to attend and vote at the meeting shall be a quorum.

9.33

Opening Quorum.  No business other than the election of the chairman or the adjournment of the meeting shall be transacted at any general meeting unless a quorum of shareholders entitled to attend and vote is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

9.34

Resolution in lieu of Meeting.  Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of the shareholders is, subject to the Act, as valid as if it had been passed at a meeting of the shareholders. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the shareholders and shall be effective on the date stated thereon or on the latest day stated on any counterpart.

9.35

Class Meetings.  Unless the Act, the articles or by-laws otherwise provide, the provisions of this by-law relating to meetings shall apply with the necessary changes, and so far as they are applicable, to a class meeting of shareholders holding a particular class of shares.

10.

SHARES

10.1

Allotment and Issuance.  Subject to the provisions of the Act, the shares shall be under the control of the directors who may, subject to the rights of the holders of the shares of the Corporation for the time being outstanding, issue, allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in, shares authorized but not outstanding, and outstanding shares held by the Corporation, at such times, to such persons (including directors), in such manner, upon such terms and conditions and at such price or for such consideration, as the directors, in their absolute discretion, may determine.

10.2

Fully Paid.  No share may be issued until it is fully paid and the Corporation shall have received the full consideration therefor in cash, property or past services actually performed for the Corporation.  The value of property or services for the purposes of this by-law shall be the value determined by the directors by resolution to be, in all circumstances of the transaction, the fair market value thereof, and the full consideration received for a share issued by way of dividend shall be the amount declared by the directors to be the amount of the dividend.

10.3

Discounts.  Subject to the Act, the Corporation or the directors on behalf of the Corporation, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares, debentures, share rights, warrants or debenture stock in the Corporation, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock, provided that the rate of the commission and discount shall not in the aggregate exceed 25 per cent of the amount of the subscription price of such shares. The Corporation may also pay such brokerage fees as may be lawful.

10.4

Certificates.  Every shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series held by him; provided that, in respect of a share or shares held jointly by several persons, the Corporation shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Corporation shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted.  Any share certificate may be sent through the mail by prepaid mail to the shareholder entitled thereto, and neither the Corporation nor any transfer agent shall be liable for any loss occasioned to the shareholder owing to any such share certificate so sent being lost in the mail or stolen.

10.5

Certificates.  Every share certificate issued by the Corporation shall be in such form as the directors approve and shall comply with the Act.

10.6

Replacement Certificates.  If a share certificate:

(a)

is worn or defaced, the directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b)

is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the directors and upon such indemnity, if any, as the directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

(c)

represents more than one share and the registered owner thereof surrenders it to the Corporation with a written request that the Corporation issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Corporation shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

There shall be paid to the Corporation such sum as the directors may from time to time fix, for each certificate to be issued under this by-law.

10.7

Trust.  Except as required by law, statute or the by-laws, no person shall be recognized by the Corporation as holding any share upon any trust, and the Corporation shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or the by-laws provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

10.8

Two Names.  The certificate representing shares registered in the name of two or more persons shall be delivered to the person first named on the register of shareholders.

10.9

Redemption of Shares.  Subject to the Act, the articles and the special rights and restrictions attached to any class of shares of the Corporation, the Corporation may, by a resolution of the directors and in compliance with the Act, purchase any of its shares in accordance with the special rights and restrictions attaching thereto.  No such purchase or redemption shall be made if the Corporation is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Corporation insolvent.  Subject to the Act, any shares purchased or redeemed by the Corporation may be sold or, if cancelled, reissued by it, but while such shares are held by the Corporation, it shall not exercise any vote in respect of such shares and no dividend or other distribution shall be paid or made thereon. If the Corporation proposes at its option to redeem some but not all of the shares of any class or series, the directors may, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected and such redemption may or may not be made pro rata among every shareholder holding any such shares as the directors may determine.

10.10

Signatures.  Subject to the Act, the signature of the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President, a Vice-President or any other director or officer of the Corporation may be printed, engraved, lithographed or otherwise mechanically reproduced upon certificates for shares of the Corporation.  Certificates so signed shall be deemed to have been manually signed by the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President, the Vice-President, the director or the officer whose signature is so printed, engraved, lithographed or otherwise mechanically reproduced thereon and shall be as valid to all intents and purposes as if they have been signed manually.  Where the Corporation has appointed a registrar, transfer agent, branch registrar or branch transfer agent for the shares (or for the shares of any class or classes) of the Corporation, the signature of the Secretary or Assistant Secretary may also be printed, engraved, lithographed or otherwise mechanically reproduced on certificates representing the shares (or the shares of the class or classes in respect of which any such appointment has been made) of the Corporation and when countersigned by or on behalf of a registrar, transfer agent, branch registrar or branch transfer agent, such certificates so signed shall be as valid to all intents and purposes as if they had been signed manually.  A share certificate containing the signature of a person which is printed, engraved, lithographed or otherwise mechanically reproduced thereon may be issued notwithstanding that the person has ceased to be an officer of the Corporation and shall be as valid as if he were an officer at the date of its issue.

11.

TRANSFER OF SECURITIES

11.1

Transfer of Shares.  Subject to the restrictions, if any, set forth in the articles and the by-laws, any shareholder may transfer any of his shares by instrument in writing executed by or on behalf of such shareholder and delivered to the Corporation or its transfer agent.  The instrument of transfer of any share of the Corporation shall be in the form, if any, on the back of the Corporation's share certificates or in such other form as the directors may from time to time approve or accept.  If the directors so determine, each instrument of transfer shall be in respect of only one class of share.  Except to the extent that the Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of shareholders or a branch register of shareholders in respect thereof.

11.2

Signature.  The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Corporation, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer.  If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Corporation, its directors, officers and agents to register, in the name of the person on whose behalf any certificate for the shares to be transferred is deposited with the Corporation for the purpose of having the transfer registered, the number of shares if specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

11.3

Transferee.  Neither the Corporation nor any director, officer or agent thereof shall be bound to enquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Corporation for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

11.4

Instrument of Transfer.  Every instrument of transfer shall be executed by the transferor and left at the registered office of the Corporation or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered.  All instruments of transfer, where the transfer is registered, shall be retained by the Corporation or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

11.5

Fees.  There shall be paid to the Corporation in respect of the registration of any transfer such sum, if any, as the directors may from time to time determine.

11.6

Restriction on Transfers.  Notwithstanding any other provision of the by-laws, while the Corporation is, or becomes a company which is not a reporting issuer as defined in the Securities Act (British Columbia), then no shares shall be transferred and entered on the register of shareholders without the previous consent of the directors expressed by a resolution of the board and the directors shall not be required to give any reason for refusing to consent to any such proposed transfer.  The consent of the board required by this by-law may be in respect of a specific proposed trade or trades or trading generally, whether or not over a specified period of time, or by specific persons or with such other restrictions or requirements as the directors may determine.

11.7

Transmission of Shares.  In the case of the death of a shareholder, the survivor or survivors, where the deceased was a joint registered holder, and the legal personal representative of the deceased, where he was the sole holder, shall be the only persons recognized by the Corporation as having any title to his interest in the shares.  Before recognizing any legal personal representative the directors may require him to deliver to the Corporation the original or a court-certified copy of a grant of probate or letters of administration in British Columbia or such other evidence and documents as the directors consider appropriate to establish the right of the personal representative to such title to the interest in the shares of the deceased shareholder.

11.8

Death or Bankruptcy.  Upon the death or bankruptcy of a shareholder, his personal representative or trustee in bankruptcy, although not a shareholder, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt shareholder if the documents required by the Act shall have been deposited with the Corporation.  This by-law does not apply on the death of a shareholder with respect to shares registered in his name and the name of another person in joint tenancy.

11.9

Death or Bankruptcy.  Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Corporation as the Act requires, or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute, has the right either to be registered as a shareholder in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the shares as the deceased or bankrupt person could have made; but the directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

11.10

Transfer Agent and Registrar.  The directors may from time to time by resolution appoint or remove one or more transfer agents and/or branch transfer agents and/or registrars and/or branch registrars (which may or may not be the same individual or body corporate) for the securities issued by the Corporation in registered form (or for such securities of any class or classes) and may provide for the registration of transfers of such securities (or such securities of any class or classes) in one or more places and such transfer agents and/or branch transfer agents and/or registrars and/or branch registrars shall keep all necessary books and registers of the Corporation for the registering of such securities (or such securities of the class or classes in respect of which any such appointment has been made).  In the event of any such appointment in respect of the shares (or the shares of any class or classes) of the Corporation, all share certificates issued by the Corporation in respect of the shares (or the shares of the class or classes in respect of which such appointment has been made) of the Corporation shall be countersigned by or on behalf of one of the said transfer agents and/or branch transfer agents or by or on behalf of one of the said registrars and/or branch registrars, if any.

11.11

Securities Registers.  A central securities register of the Corporation shall be kept at the registered office of the Corporation or at such other office or place in Canada as may from time to time be designated by resolution of the board of directors and a branch securities register or registers may be kept at such office or offices of the Corporation or other place or places, either in or outside Canada, as may from time to time be designated by resolution of the directors.

11.12

Shareholder Indebted to the Corporation.  If so provided in the articles or by-laws of the Corporation, the Corporation has a lien on a share registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation.  By way of enforcement of such lien the directors may refuse to permit the registration of a transfer of such share.

12.

DIVIDENDS

12.1

Dividends.  The directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder.  No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive.  The Corporation may pay any such dividend wholly or in part by the distribution of specific assets, and in particular by paid up shares, bonds, debentures or other securities of the Corporation or any other corporation, or in any one or more such ways as may be authorized by the Corporation or the directors, and where any difficulty arises with regard to such a distribution the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled shall be made to any shareholders on the basis of the value so fixed to adjust the rights of all parties, and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

12.2

Payment Date.  Any dividend declared on shares of any class by the directors may be made payable on such date as is fixed by the directors.

12.3

Declaration.  Subject to the rights of shareholders (if any) holding shares with specific rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

12.4

Funds.  The directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Corporation may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Corporation or be invested in such investments as the directors may from time to time think fit.  The directors may also, without placing the same in reserve, carry forward such funds which they think prudent not to divide.

12.5

Joint Holders.  If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other moneys payable in respect of the share.

12.6

No Interest.  No dividend shall bear interest against the Corporation.  Where the dividend to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

12.7

Delivery.  Any dividend, bonus or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing.  Every such cheque or warrant shall be made payable to the order of the person to whom it is sent.  The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

12.8

Surplus.  Notwithstanding anything contained in the by-laws, the directors may from time to time capitalize any undistributed surplus on hand of the Corporation and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Corporation as a dividend representing such undistributed surplus on hand or any part thereof.

12.9

Fractions.  Notwithstanding any other provisions of the by-laws, should any dividend result in any shareholders being entitled to a fractional part of a share of the Corporation, the directors shall have the right to pay such shareholders in place of that fractional share, the cash equivalent thereof calculated on the par value thereof or, in the case of shares without par value, calculated on the price or consideration for which such shares were or were deemed to be issued, and shall have the further right and complete discretion to carry out such distribution and to adjust the rights of the shareholders with respect thereon on as practical and equitable a basis as possible including the right to arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of those fractional shares on behalf of those shareholders of the Corporation.

13.

VOTING SHARES AND SECURITIES IN OTHER COMPANIES

13.1

Voting Other Securities.  All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board of directors of the Corporation shall from time to time determine.  The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board of directors.

14.

INFORMATION AVAILABLE TO SHAREHOLDERS

14.1

Information.  Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors it would be inexpedient in the interests of the Corporation to communicate to the public.

14.2

Inspection.  The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Corporation except as conferred by statute or authorized by the board of directors or by a resolution of the shareholders.

15.

NOTICES

15.1

Service.  Any notice or other document required by the Act, the Regulations, the articles or the by-laws to be sent to any shareholder or director or to the auditor shall be delivered personally or sent by prepaid mail, fax, email, cable, telegram or telex to any such shareholder at his latest address as shown in the records of the Corporation or its transfer agent and to any such director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act, and to the auditor at his business address; provided always that notice may be waived or the time for the notice may be waived or abridged at any time with the consent in writing of the person entitled thereto.  If a notice or document is sent to a shareholder by prepaid mail in accordance with this paragraph and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, it shall not be necessary to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

15.2

Shares Registered in More than One Name.  All notices or other documents with respect to any shares registered in more than one name shall be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery to all the holders of such shares.

15.3

Persons Becoming Entitled by Operation of Law.  Subject to the Act, every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any share or shares shall be bound by every notice or other document in respect of such share or shares which, previous to his name and address being entered in the records of the Corporation, shall be duly given to the person or person from who he derives his title to such share or shares.

15.4

Deceased Shareholders.  Subject to the Act, any notice or other document delivered or sent by post, fax, email, cable, telegram or telex or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any other person or person) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

15.5

Signature to Notices.  The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

15.6

Computation of Time.  Where a given number of days' notice or notice extending over a period is required to be given under any provisions of the articles or by-laws of the Corporation the day of service or posting of the notice or document shall, unless it is otherwise provided, be counted in such number of days or other period.

15.7

Proof of Service.  With respect to every notice or other document sent by post it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed as provided in paragraph  of this by-law and put into a post office or into a letter box.  A certificate of an officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the sending or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

15.8

Record Dates.  The directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Act, preceding the date of any meeting of shareholders, including class and series meetings, or of the payment of any dividend or to participate in a liquidation distribution or of the proposed taking of any other proper action requiring the determination of shareholders, as the record date for the determination of the shareholders entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in the by-laws, only shareholders of record on the date so fixed shall be deemed to be shareholders for the purposes aforesaid.

15.9

Record Date.  Where no record date is so fixed for the determination of shareholders as provided in the preceding by-law, the record date of the determination of shareholders entitled to receive notice of a meeting of shareholders shall be:

(a)

at the close of business on the day immediately preceding the day on which the notice is given; or

(b)

if no notice is given, the day on which the meeting is held; and

the record date for the determination of shareholders for any purpose other than to establish a shareholders' right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

16.

CHEQUES, DRAFTS AND NOTES

16.1

Cheques.  All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or officers or person or person, whether or not officers of the Corporation, and in such manner as the board of directors may from time to time designate by resolution.

17.

CUSTODY OF SECURITIES

17.1

Custody.  All shares and securities owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or trust company or in a safety deposit box or, if so authorized by resolution of the board of directors, with such other depositaries or in such other manner as may be determined from time to time by the board of directors.

17.2

Nominees.  All share certificates, bonds, debentures, notes or other obligations belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the name of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

18.

EXECUTION OF INSTRUMENTS

18.1

Execution.  Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by:

(a)

the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President or a Vice-President together with the Secretary or the Treasurer, or

(b)

any two directors

and all contracts, documents and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality.  The board of directors shall have power from time to time by resolution to appoint any director or directors, officer or officers, or any person or person, on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

18.2

Seal.  The corporate seal (if any) of the Corporation may be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board of directors, but any such contract, document or instrument is not invalid merely because the corporate seal is not affixed thereto.

18.3

Definition.  The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures or other securities and all paper writings.

18.4

Securities.  In particular without limiting the generality of the foregoing:

(a)

the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President or a Vice-President together with the Secretary or the Treasurer, or

(b)

any two directors; or

(c)

any director or directors, officer or officers, or any person or person, on behalf of the Corporation appointed from time to time by resolution of the board of directors;

shall have authority to sell, assign, transfer, exchange, convert or convey any and all shares, stocks, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such shares, stocks, bonds, debentures, rights, warrants or other securities.

18.5

Signatures.  The signature or signatures of the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President, a Vice-President, the Secretary, the Treasurer, an Assistant Secretary or an Assistant Treasurer or any director of the Corporation and/or of any other officer or officers, person or person, appointed as aforesaid by resolution of the board of directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the directors shall be deemed to have been manually signed by such officers or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation.

19.

FINANCIAL YEAR

19.1

Year End.  The financial year of the Corporation shall terminate on such date in each year as the directors may from time to time by resolutions determine.

20.

BORROWING

20.1

Borrowing.  Subject to the provisions of the Act, the directors may from time to time authorize the Corporation to:

(a)

borrow money on the credit of the Corporation;

(b)

issue, resell, sell or pledge debt obligations of the Corporation;

(c)

subject to section 44 of the Act give a guarantee on behalf of the Corporation to secure performance of an obligation of any person;

(d)

mortgage, charge, hypothecate, pledge or otherwise create a security interest on all or any property of the Corporation, owned or subsequently acquired to secure any obligation of the Corporation; and

(e)

give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security or otherwise.

20.2

The directors may make any bonds, debentures or other debt obligations issued by the Corporation by their terms assignable free from any equities between the Corporation and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

20.3

The directors may authorize the issue of any bonds, debentures or other debt obligations of the Corporation at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending and voting at general meetings of the Corporation and otherwise as the directors may determine at or before the time of issue.

20.4

The Corporation shall keep or cause to be kept at its registered office in accordance with the Act a register of its debentures and a register of debentureholders, which registers may be combined, and, subject to the provisions of the Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the directors may from time to time determine and the directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

20.5

Every bond, debenture or other debt obligation of the Corporation shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligations appointed by the Corporation or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

20.6

The Corporation shall keep or cause to be kept a register of its indebtedness to every director or officer of the Corporation or an associate of any of them in accordance with the provisions of the Act.

21.

DISCLOSURE OF INTEREST OF DIRECTORS

21.1

Conflicts.  A director who is in any way, directly or indirectly, interested in an existing or proposed contract or transaction with the Corporation or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the Act.

21.2

A director shall not vote in respect of any such contract or transaction with the Corporation in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  Subject to the provisions of the Act, the prohibitions contained in this by-law shall not apply to:

(a)

any contract or transaction relating to a loan to the Corporation, the repayment of all or part of which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing;

(b)

any contract or transaction made, or to be made, with or for the benefit of an affiliated corporation of which a director is a director or officer;

(c)

any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Corporation or a subsidiary of the Corporation, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(d)

determining the remuneration of the directors in that capacity;

(e)

purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(f)

the indemnification of any director by the Corporation.

These exceptions may from time to time be suspended or amended to any extent approved by the Corporation in general meeting and permitted by the Act, either generally or in respect of any particular contract or transaction or for any particular period.

21.3

The interest of a director in any matter described in this by-law or otherwise shall not affect such director's alternate director and such alternate director may be counted in a quorum and may vote upon such matter notwithstanding disqualification of the director, nor shall a disqualification of an alternate director affect the ability of a director to be counted in a quorum or to vote on a matter in which such director's alternate director shall be disqualified.

21.4

A director may hold any office or position with the Corporation, other than the office of auditor of the Corporation, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the Corporation either with regard to his tenure of any such other office or position or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Act, no contract or transaction entered into by or on behalf of the Corporation in which a director is in any way interested shall be liable to be voided by reason thereof.

21.5

Subject to compliance with the provisions of the Act, a director or his firm may act in a professional capacity for the Corporation and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

21.6

A director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Corporation may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Act, such director shall not be accountable to the Corporation for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm.

MADE by resolution of the Board of Directors on the 29th  day of January, 2001.

 "Tazdin Esmail"                                                 .

Tazdin Esmail – President & CEO

 "James Heppell"                                                .

James Heppell - Secretary

CONFIRMED by the Shareholders in accordance with the Canada Business Corporations Act on the 29th  day of January, 2001.

 "James Heppell"                                                .

James Heppell - Secretary

Industry Canada	Industrie Canada	ELECTRONIC TRANACTION REPORT	RAPORT DE LA TRANSACTION ELECTRONIQUE

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions	ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)	CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

"Processing Type - Mode de traitement:"                  E-Commerce/Commerce-E

1 -- Name of corporation - Dénomination de la société	2 -- Corporation No. - N* de la société
FORBES MEDI-TECH INC.	388768-5
3 -- The articles of the above-named corporation are amended as follows:	Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

The following is added to the end of Schedule “A” to the Articles of Continuance:

The first series of Preferred Shares of the Corporation are designated the Series A Convertible Preferred Shares and shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Number

Of the total number of Preferred Shares of the Corporation without par value which are authorized to be issued, 10,000,000 are hereby designated the Series A Convertible Preferred Shares.

2. Dividend Rights

Subject to the rights of holders, if any, of preferred shares of the Corporation then outstanding having a right to dividends ranking equal or superior to the rights of holders of the Series A Convertible Preferred Shares, the holders of the then outstanding Series A Convertible Preferred Shares shall be entitled to receive, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Series A Convertible Preferred Shares from time to time by the Corporation’s board of directors.  No dividend shall be paid with respect to any Common Shares or any shares in the capital of the Corporation ranking junior to the Series A Convertible Preferred Shares with respect to the payment of dividends unless the holders of the Series A Convertible Preferred Shares are first paid (A) all declared and unpaid dividends; and (B) a dividend per Series A Convertible Preferred Share equal to the dividend that would be payable on the number of Common Shares of the Corporation into which each Series A Convertible Preferred Share is then convertible pursuant to Section 5.  The right to such dividends on the Series A Convertible Preferred Shares shall not be cumulative, and no rights shall accrue to the holders of the Series A Convertible Preferred shares by reason of the fact that dividends on such shares are not declared or paid in any prior year.

3. Voting Rights

Each holder of Series A Convertible Preferred Shares shall be entitled as such to receive notice of and to attend and vote at all meetings of the holders of Common Shares of the Corporation (except meetings at which the holders of the Series A Convertible Preferred Shares are precluded from voting under the terms of the Canada Business Corporations Act) and at each such meeting shall have that number of votes equal to the number of votes such holder would have upon full conversion of the holder’s Series A Convertible Preferred Shares under Section 5 hereof at the record date for the determination of shareholders entitled to vote or consent at such meeting, or the date any written consent of shareholders is solicited if the action is to be taken by written consent.  Fractional votes will not be permitted.  Except as otherwise expressly provided in the Corporation’s constating documents, as amended from time to time, or by the Canada Business Corporations Act, the holders of Series A Convertible Preferred Shares and the holders of Common Shares of the Corporation shall vote together as a single class on all matters.

4. Rights Upon Liquidation, Dissolution and Winding Up

Subject to the rights of holders, if any, of shares of the Corporation then outstanding having a right upon liquidation, dissolution or winding up of the Corporation ranking equal or superior to the rights of holders of Series A Convertible Preferred Shares, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A Convertible Preferred Shares are entitled to receive on a pro-rata basis for each Series A Convertible Preferred Share held by them, before payment out to the holders of the Common Shares and over any other shares ranking junior to the Series A Convertible Preferred Shares, if any, the original issue price per Series A Convertible Preferred Share, together with any unpaid but declared dividends.  After holders of the Series A Convertible Preferred Shares have been paid this amount, the holders of the Series A Convertible Preferred Shares are not entitled to any further distribution.

5. Conversion

5.1 Conversion by Holder

Subject to the adjustments set forth in this Section 5, each Series A Convertible Preferred Share shall be convertible, at the option of the holder, at any time after the date of issuance of such share, at the registered office of the Corporation or any transfer agent for the Series A Convertible Preferred Shares, into one fully paid and nonassessable Common Share.

5.2 Conversion by Corporation.

If the aggregate closing price on the Nasdaq National Market for that number and kind of shares (the “Converted Shares”) which are then issuable upon conversion of a holder’s Series A Convertible Preferred Shares then outstanding, is above 200% of the aggregate original issue price for such Series A Convertible Preferred Shares for a period of thirty (30) consecutive trading days (a “Trigger Event”), then such Series A Convertible Preferred Shares shall be convertible, at the option of the Corporation for a period of sixty (60) days following the Trigger Event, into that number and kind of shares into which the holder of the Series A Convertible Preferred Shares is then entitled to convert such Series A Convertible Preferred Shares under section 5.1(a) hereof, after giving effect to any adjustments under this Section 5.   Such conversion shall be made by the Corporation providing written notice, to the holder of the Series A Convertible Preferred Shares being converted, containing the particulars of such conversion, and signed by the Chief Executive Officer, Chief Financial Officer, or Secretary of the Corporation.  For greater certainty, once the option granted to the Corporation under this Section 5.2 becomes exercisable, it shall continue to be exercisable for the next sixty (60) days irrespective of any subsequent share price for the shares into which the Series A Convertible Preferred Shares are convertible.  If at any time the Converted Shares are not traded on the Nasdaq National Market, then the reference to the Nasdaq National market in this section 5.2 shall be changed to the New York Stock Exchange, the American Stock Exchange or any other U.S.  securities exchanges on which the Converted Shares may at the time be listed, or, if the Converted Shares are not listed or quoted on any U.S. securities exchange, then on the Toronto Stock Exchange, with the closing prices on the Toronto Stock Exchange converted to US dollars using the noon rate of exchange on each trading day as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars.

5.3 Mechanics of Conversion

(a) Before any holder of Series A Convertible Preferred Shares shall be entitled to convert the same into Common Shares of the Corporation, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the registered office of the Corporation or of any transfer agent for the Series A Convertible Preferred Shares, and shall give written notice by mail, postage prepaid, to the Corporation at its registered office, of the election to convert the same.  The Corporation shall, as soon as practicable, issue and deliver at such office to such holder of Series A Convertible Preferred Shares, a certificate or certificates for the number of Common Shares of the Corporation to which such holder shall be entitled.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Series A Convertible Preferred Shares to be converted, and the person entitled to receive the Common Shares of the Corporation issuable upon such conversion shall be treated for all purposes as the record holder of such Common Shares as of such date.

(b) Upon conversion of any Series A Convertible Preferred Share due to an event described in Section 5.2, above, the outstanding Series A Convertible Preferred Shares converted in accordance with the terms of such section shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the Common Shares issuable upon such conversion unless the certificates evidencing the Series A Convertible Preferred Shares are either delivered to the Corporation or its transfer agent as provided below, or the holder certifies or attests to the Corporation or its transfer agent, to the satisfaction of the Corporation or such transfer agent, that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.  Upon the occurrence of any such conversion of any Series A Convertible Preferred Share, the holders of such shares shall surrender the certificates representing such shares at the registered office of the Corporation or any transfer agent for the Series A Convertible Preferred Shares.  Thereupon, there shall be issued and delivered to such holder promptly at such office and in the holder’s name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of Common Shares into which the Series A Convertible Preferred Shares surrendered were convertible on the date on which such conversion occurred, and any declared and unpaid dividends shall be paid thereon.

(c) In the event some but not all of the Series A Convertible Preferred Shares represented by a certificate or certificates surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of the holder, at the expense of the Corporation, a new certificate representing the Series A Convertible Preferred Shares that were not converted.

5.4

Conversion Adjustments of Series A Convertible Preferred Shares

(a) In the event of any subdivision or subdivisions of the Common Shares of the Corporation as said Common Shares are constituted on December 23, 2003, at any time thereafter, into a greater number of Common Shares, the then outstanding Series A Convertible Preferred Shares will be convertible into the number of Common Shares which the holder thererof would have received upon such subdivision or subdivisions, had the conversion of such Series A Convertible Preferred Shares occured before such subdivision or subdivisions.

(b) In the event of any consolidation or consolidations of the Common Shares of the Corporation as said Common Shares are constituted on December 23, 2003, at any time thereafter, into a lesser number of Common Shares, the then outstanding Series A Convertible Preferred Shares shall be convertible into that number of Common Shares which the holder thereof would have received upon such consolidation or consolidations, had the conversion of such Series A Convertible Preferred Shares occured before such consolidation or consolidations.

(c) In the event of any reclassification, recapitalization, reorganization, arrangement, amalgamation or merger involving the Common Shares after December 23, 2003, then each holder of then outstanding Series A Convertible Preferred Shares shall have the right thereafter to convert its Series A Convertible Preferred Shares into the kind and amount of shares and other securities and property receivable upon such change by holders of the number of Common Shares into which the Series A Convertible Preferred Shares could have been converted immediately prior to such transaction.

(d) The aforesaid adjustments in the case of one or more subdivisions, consolidations and/or changes shall only apply to Series A Convertible Preferred Shares converted after the occurrence of such event or events, and such adjustments shall be cumulative applying to successive subdivisions, consolidations and/or changes occurring prior to such conversion.

5.5 No Fractional Shares; Certificates as to Adjustment

(a) No fractional Common Shares of the Corporation shall be issued upon the conversion of Series A Convertible Preferred Shares, but the Corporation shall pay to the holder of such shares a cash adjustment in respect of such fractional shares in an amount equal to the same fraction of the market price per share of the Common Shares (as determined in a reasonable manner prescribed by the Corporation's board of directors) at the close of business on the applicable conversion date.  The determination as to whether or not any fractional shares are issuable shall be based upon the total number of Series A Convertible Preferred Shares being converted at any one time by any holder, not upon each Series A Convertible Preferred Share being converted.

(b) In each case of an adjustment or readjustment of the number of Common Shares into which the Series A Convertible Preferred Shares are convertible, the Corporation at its expense will furnish each holder of Series A Convertible Preferred Shares with a certificate, signed by the Corporation's Chief Executive Officer, Chief Financial Officer, or Secretary, showing such adjustment or readjustment and stating in detail the facts upon which such adjustment or readjustment is based.

(c) If at any time a question arises with respect to adjustments or calculations made under this Section 5, such questions shall be determined by the auditors of the Corporation, and the determination of such auditors shall be binding upon the Corporation and all holders of Series A Convertible Preferred Shares.

(d) If any event occurs as to which the provisions of this Section 5 are not strictly applicable but the failure to make any adjustment would not, in the discretion of the Board of Directors of the Corporation, fairly and adequately protect the rights of the holders of the Series A Convertible Preferred Shares in accordance with the intent and principles herein, then there shall be made such adjustments in accordance with such intent and principles, as the Board of Directors of the Corporation shall determine to be reasonably necessary to protect the rights of such holders of the Series A Convertible Preferred Shares.

5.6 Reservation of Stock Issuable Upon Conversion

The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares such number of its Common Shares as shall be sufficient to effect the conversion of all outstanding Series A Convertible Preferred Shares; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding Series A Convertible Preferred Shares, in addition to such other remedies as shall be available to the holders of the Series A Convertible Preferred Shares, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purposes.

5.7 Notices

Any notice required by the provisions of this Section 5 to be given to the holders of Series A Convertible Preferred Shares shall be deemed given if sent by registered mail, with Canada Post, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

The rights, privileges, restrictions and conditions of the Series A Convertible Preferred Shares may be amended only in accordance with the Canada Business Corporations Act in effect as of the date hereof.

6. Interpretation

Any reference to a particular Section in the designation of the rights, privileges, restrictions and conditions of the Series A Convertible Preferred Shares is a reference to a Section in such designation, and not to any other provision in the Articles of Continuance of the Corporation.

The rights, privileges, restrictions and conditions of the Series A Convertible Preferred Shares may be amended only in accordance with the Canada Business Corporations Act in effect as of the date hereof.

Date 2003-12-22	Signature	Capacity of – En qualité AUTHORIZED OFFICER
For Departmental Use Only À l'usage du ministère seulement Filed Déposée	Printed Name – Nom en letters moulées PATRICIA PRACHER	Canada
IC 3609 (2001/11)

FORBES MEDI-TECH INC.

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

made as of April 28, 2003

Between

Forbes Medi-Tech Inc.

And

Pacific Corporate Trust Company

As Rights Agent

(amending and restating the Shareholder Rights Plan Agreement dated February 9, 1998)

FORBES MEDI-TECH AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

Table of Contents

1.	INTERPRETATION		2
	1.1	Certain Definitions	2
	1.2	Currency	2
	1.3	Number and Gender	16
	1.4	Sections and Headings	17
	1.5	Statutory References	17
	1.6	Acting Jointly or in Concert	17

2.	THE RIGHTS		17
	2.1	Legend on Certificates	17
	2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	18
	2.3	Adjustments to Exercise Price; Number of Rights	21
	2.4	Date on which Exercise is Effective	27
	2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	27
	2.6	Registration, Registration of Transfer and Exchange	27
	2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	28
	2.8	Persons Deemed Owners	29
	2.9	Delivery and Cancellation of Certificates	29
	2.10	Agreement of Rights Holders	30

3.	ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS		31
	3.1	Flip-in Event	31
	3.2	Exchange Option	33

4.	THE RIGHTS AGENT		34
	4.1	General	34
	4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	35
	4.3	Duties of Rights Agent	35
	4.4	Change of Rights Agent	37

5.	MISCELLANEOUS		38
	5.1	Redemption and Waiver	38
	5.2	Rights upon Exercise or Conversion of Convertible Securities	38
	5.3	Expiration	39
	5.4	Issuance of New Rights Certificates	39
	5.5	Supplements and Amendments	39
	5.6	Fractional Rights and Fractional Shares	41
	5.7	Rights of Action	41
	5.8	Holder of Rights Not Deemed a Shareholder	41
	5.9	Notice of Proposed Actions	42
	5.10	Notices	42
	5.11	Costs of Enforcement	43
	5.12	Regulatory Approvals	43
	5.13	Other Jurisdictions	43
	5.14	Successors	44
	5.15	Benefits of this Agreement	44
	5.16	Governing Law	44
	5.17	Counterparts	44
	5.18	Severability	44
	5.19	Effective Date	44
	5.20	Time of the Essence	45
	5.21	Shareholder Review	45
	5.22	Determinations and Actions by the Board of Directors	45

Exhibit A – Form of Rights Certificate

Exhibit 1 – Form of Election to Exercise

Exhibit 2 – Form of Assignment

THIS AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN made as of April 28, 2003,

BETWEEN:

FORBES MEDI-TECH INC., a corporation continued under the laws of Canada, having an office at Suite 250, 750 West Pender Street, Vancouver, BC, V6C 2T8

(the “Corporation”)

AND:

PACIFIC CORPORATE TRUST COMPANY, a trust company, having an office at 10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8

(the “Rights Agent”)

WITNESSES THAT WHEREAS:

A.

The Board of Directors has determined that it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan (the “Rights Plan”) to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer for the Corporation;

B.

In order to implement the Rights Plan the Board of Directors has:

(i)

authorized and declared, subject to the approval of applicable regulatory authorities, the issuance of one right (a “Right”), effective at the Record Time, in respect of each Voting Share outstanding at that time and each Voting Share issuable upon the exercise or conversion of Convertible Securities outstanding at that time, and

(ii)

authorized, subject to the approval of applicable regulatory authorities, the issuance of one Right in respect of each Voting Share and each Voting Share issuable upon the exercise or conversion of Convertible Securities, issued in either case after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

C.

Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

D.

The Corporation desires to appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein; and

E.

The Board of Directors of the Corporation has determined that it is advisable to continue the Rights Plan as amended and restated by this Agreement effective April 28, 2003;

Now therefore in consideration of the premises and their respective agreements set forth herein, the parties hereby agree as follows;

1.

INTERPRETATION

1.1

Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)

“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares, but does not include:

(i)

the Corporation, any Subsidiary of the Corporation or any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the, benefit of employees of the Corporation or any Subsidiary of the Corporation;

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or a combination of:

(A)

a Voting Share Reduction;

(B)

a Permitted Bid Acquisition;

(C)

an Exempt Acquisition;

(D)

a Pro Rata Acquisition;

(E)

a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of any one or a combination of Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition and thereafter becomes the Beneficial Owner of more than an additional 1.00% of the number of Voting Shares (other than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition) then, as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

(iii)

for the period of 10 days after the first date of public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Takeover Bid or any plan or proposal relating thereto or resulting therein including, without limitation, a report filed pursuant to Section 111 of the Securities Act, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(d)(vii) solely because such Person or the Beneficial Owner of such Voting Shares has participated in, has made, proposes or intends to make or is participating in a Takeover Bid or any plan or proposal relating thereto or resulting therein, either alone or by acting jointly or in concert with any other Person; or

(iv)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a bona fide distribution to the public of securities.

(a)

“Adjusted Exercise Price” means the price at which a holder may purchase the securities issuable upon exercise of Rights pursuant to the terms of Clause 3.1(a)(ii) which, until adjustment thereof in accordance with the terms hereof, shall be equal to the Exercise Price multiplied by a fraction in which:

(i)

the numerator is the number of Common Shares per Right that may be purchased pursuant to Clause 3.1(a)(ii); and

(ii)

the denominator is the number of Common Shares per Right that could have been purchased pursuant to Clause 3.1(a)(i) in the event that there had been sufficient authorized but unissued Common Shares to permit each holder of a Right (other than an Acquiring Person or a transferee of the kind described in Clause 3.1(b)(ii)) to purchase the number of Common Shares to which they would have been entitled under Clause 3.1(a)(i).

(b)

“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that other Person, whether directly or indirectly, and whether through share ownership, a trust, a contract or otherwise.

(c)

“Associate”, when used to indicate a relationship with a specified Person, means:

(i)

any body corporate, partnership or other organization of which such specified Person is a director, officer or partner;

(ii)

any trust or other estate in which such specified Person has a 10% or greater beneficial interest or as to which such specified Person serves as trustee or in a similar fiduciary capacity;

(iii)

any relative of such specified Person who has the same home as such specified Person, or any person to whom such specified Person is married, or any person with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other person who has the same home as such specified Person;

(iv)

any Person who is a director, officer, partner or trustee of such specified Person or of any body corporate, partnership or other organization (other than the Corporation or any Subsidiary of the Corporation) which is an Affiliate or Associate of such specified Person; and

(v)

any body corporate of which such specified Person beneficially owns, directly or indirectly, voting shares carrying more than 10% of the voting rights attaching to all voting shares of the body corporate for the time being outstanding.

(d)

A Person is deemed the “Beneficial Owner” and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)

any securities as to which such Person or any of such Person’s Affiliates or Associates is, or may be deemed to be, the direct or indirect beneficial owner and, for, this purpose, a Person shall be deemed to be a beneficial owner of all securities:

(A)

owned by a partnership of which such Person or any of such Person’s Affiliates or Associates is a partner;

(B)

owned by a trust of which such Person or any of such Person’s Affiliates or Associates is a beneficiary (whether their interest in the trust is present or future, and/or vested or contingent);

(C)

over which such Person or any of such Person’s Affiliates or Associates exercises control or is deemed to exercise control pursuant to the Securities Act;

(D)

owned jointly or in common with others; and

(E)

of which such Person or any of such Person’s Affiliates or Associates is deemed to be the beneficial owner pursuant to the CBCA or the Securities Act for the purposes of insider trading or take-over bids, whether or not such laws or regulations apply to such Person or such Person’s Affiliates or Associates and whether or not such beneficial owner or deemed beneficial owner is the holder of record of such securities;

(ii)

any securities as to which such Person or any of such Person’s Affiliates or Associates has, directly or indirectly:

(A)

the right to acquire upon the exercise of Convertible Securities;

(B)

the right to become Beneficial Owner within the meaning of Clause (i) of this Subsection 1.1(d), (whether such right is exercisable immediately or after the passage of time or upon the occurrence of a contingency or payment of instalments or otherwise) pursuant to any agreement, arrangement, pledge or understanding or otherwise, whether or not in writing, other than (x) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution to the public or pursuant to a private placement of securities and (y) pledges of securities to financial institutions or registered brokers or dealers in the ordinary course of business for the purpose of giving collateral for a debt made in good faith and not entered into with the purpose nor with the effect of changing or influencing the control of the Corporation nor in connection with any transaction having such purpose or effect and not providing for a grant to the pledgee of the power to vote or direct the vote of the pledged securities or the power to dispose or direct the disposition of the pledged securities (other than for purposes of a bona fide realization of the security constituted thereby), or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), or options, or otherwise; or

(C)

the right to vote or to direct the vote of such securities (whether such right is exercisable immediately or after the passage of time or upon the occurrence of a contingency or payment of instalments or otherwise) pursuant to any agreement, arrangement or understanding or otherwise (whether or not in writing); and

(iii)

any securities which are Beneficially Owned within the meaning of Clauses (i) or (ii) of this Subsection 1.1(d) by any other Person with which such Person or any of such Person’s Affiliates or Associates is acting jointly or in concert or has any agreement, arrangement or understanding, whether or not in writing, other than (x) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution to the public or pursuant to a private placement of securities and (y) pledges of securities to financial institutions or registered brokers or dealers in the ordinary course of business for the purpose of giving collateral for a debt made in good faith and not entered into with the purpose nor with the effect of changing or influencing the control of the Corporation nor in connection with any transaction having such purpose or effect and not providing for a grant to the pledgee of the power to vote or direct the vote of the pledged securities or the power to dispose or direct the disposition of the pledged securities (other than for purposes of a bona fide realization of the security constituted thereby), with respect to, or for the purpose of, acquiring, holding, voting or disposing of any Voting Shares or Convertible Securities or acquiring, holding or disposing of a significant portion of the property or assets of the Corporation or any Subsidiary of the Corporation, and any securities which are Beneficially Owned (within the meaning of Clauses (i) or (ii) of this Subsection 1.1(d)) by any Affiliate or Associate of such other Person or any Person that is acting jointly or in concert with, or has any agreement, arrangement or understanding of the type referred to above with, such other Person;

provided, however, that a Person shall not be deemed the “Beneficial Owner” or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(iv)

because the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement or such security has been deposited or tendered pursuant to a Takeover Bid made by such Person or any of such Person’s Affiliates or Associates until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange or being taken up and paid for;

(v)

because such Person or any of such Person’s Affiliates or Associates has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation made, pursuant to, and in accordance with, the applicable rules and regulations under the CBCA and the Securities Act except if such power (or the arrangements relating thereto) is then reportable under Section 111 of the Securities Act or under Item 4 of Form 54-901F under the Securities Act;

(vi)

because such Person or any of such Person’s Affiliates or Associates has or shares the power to vote or direct the voting of such security in connection with, or in order to participate in, a public proxy solicitation made or to be made pursuant to, and in accordance with, the applicable rules and regulations referred to in Clause (v) above, except if such power (or the arrangements relating thereto) is then reportable under Section 111 of the Securities Act or under Item 4 of Form 54-901F under the Securities Act,

(vii)

because such Person, or any of such Persons’ Affiliates or Associates or any other Person referred to in Clause 1.1(d)(iii), holds such security provided that:

(A)

the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which, without limitation, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person, including the acquisition or holding of securities for non-discretionary accounts on behalf of a client by a broker or dealer registered under applicable securities laws (a “Client”);

(B)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or Other Accounts;

(C)

the ordinary business of such person includes, acting as an agent of the Crown in the management of public assets (the “Crown Agent”);

(D)

the Person is an independent person (the “Independent Person”) established by statute for, among other things, and the ordinary business or activity of such Person includes, the administration of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or

(E)

such Person (the “Administrator”) is the administrator or trustee of one or more pension funds, plans or related trusts (a “Plan”) registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof or is a Plan;

provided that the Investment Manager, the Trust Company, the Crown Agent, the Independent Person, the Administrator and the Plan, as the case may be, is not then making, or has not announced a current intention to make, a Takeover Bid alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares, Convertible Securities or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person;

(viii)

because such Person is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(ix)

where such Person is:

(A)

a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B)

an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company; or

(C)

a Plan and such security is owned at law or in equity by the Administrator of the Plan;

(x)

where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depository;

(xi)

held for or pursuant to the terms of any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or any Subsidiary of the Corporation.

For purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all Voting Shares as to which such Person is deemed the Beneficial Owner, including without limiting the generality of the foregoing, all Voting Shares into which the Convertible Securities as to which such Person is or is deemed to be the Beneficial Owner are convertible or exchangeable, shall be deemed outstanding.

(e)

“Board of Directors” means the board of directors of the Corporation.

(f)

“Business Day” means any day other than a Saturday, Sunday or a day on which chartered banks in the City of Vancouver are authorized or obliged by law to close.

(g)

“CBCA” means the Canada Business Corporations Act, as amended, and the regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(h)

“Close of Business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Voting Shares in the City of Vancouver (or, after the Separation Time, the office of the Rights Agent in the City of Vancouver), is closed to the public.

(i)

“Common Shares” means the Common Shares in the capital of the Corporation and “Common Shares”, when used with reference to any Person other than the Corporation, means the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons that ultimately control such first-mentioned other Person.

(j)

“Competing Permitted Bid” means a Takeover Bid that:

(i)

is made after a Permitted Bid has been made but prior to the expiry of such Permitted Bid;

(ii)

satisfies all of the conditions of the definition of Permitted Bid subject to Clause (ii) of that definition, and

(iii)

contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no securities will be taken up and paid for pursuant to the Takeover Bid prior to the Close of Business on a date which is not earlier than the later of 35 days after the date of the Takeover Bid or the 60th day following the date of the earliest Permitted Bid.

(k)

“controlled” a corporation is “controlled” by another Person or two or more persons acting jointly or in concert if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or two or more persons acting jointly or in concert; and

(ii)

the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such company;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

(l)

“Convertible Security Acquisition” means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition.

(m)

“Convertible Securities” means securities that are or may be, whether or not on conditions, convertible into or exchangeable for Voting Shares, directly or indirectly, or that carry the right or obligation to acquire Voting Shares.

(n)

“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(o)

“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities and/or holders of securities of a Subsidiary of the Corporation, where such plan permits the holder to direct that some or all of:

(i)

dividends paid in respect of shares of any class of the Corporation;

(ii)

proceeds of redemption of shares of the Corporation;

(iii)

interest paid on evidences of indebtedness of the Corporation; or

(iv)

optional cash payments;

be applied to the purchase from the Corporation of Voting Shares.

(p)

“Election to Exercise” has the meaning attributed thereto in Clause 2.2(d)(ii).

(q)

“Exempt Acquisition” means a share issuance out of the treasury of the Corporation or an acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsections 5.1(d) or 5.1(e).

(r)

“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable, upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $40.00.

(s)

“Expiration Time” means the earlier of (i) the Termination Time, and (ii) the Close of Business on the date on which the 2003 annual meeting of shareholders of the Corporation is held provided, however, that if the resolution referred to in Section 5.21 is approved by the Independent Shareholders in accordance with Section 5.21 at such annual meeting then “Expiration Time” means the earlier of (x) the Termination Time and (y) the Close of Business on the tenth anniversary of the date of this Agreement.

(t)

“Flip-in Event” means a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

(u)

“Independent Shareholders” shall mean holders of outstanding Voting Shares or Convertible Securities of the Corporation excluding (i) any Acquiring Person; or (ii) any Person (other than a Person referred to in Clauses (vii), (viii), (ix) or (x) of Subsection 1.1(d)) that is making or has announced a current intention to make a Takeover Bid for securities of the Corporation (including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Takeover Bid so announced or made by such Person has been withdrawn, terminated or, expired; or (iii) any Affiliate or Associate of such Acquiring Person or a Person referred to in Clause (ii); or (iv) any Person acting jointly or in concert with such Acquiring Person or a Person referred to in Clause (ii); or (v) a Person who is a trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares or Convertible Securities are to be tendered to a Takeover Bid.

(v)

“Market Price” per security of any securities on any date of determination means the weighted average price per security (determined as described below) for the 20 consecutive Trading Days (the “Period”) through and including the Trading Day two trading days preceding such date; provided, however, that if any of the events described in Section 2.3 hereof shall have caused the prices per security used to determine the Market Price on any Trading Day not to be fully comparable with the price per security on the Trading Day immediately preceding such date of determination each such price per security so used shall be appropriately adjusted in the manner provided for in Section 2.3 in order to make it fully comparable with the price per security on the Trading Day immediately preceding such date of determination. The weighted average price per security of any securities on any date shall be:

(i)

determined by dividing the aggregate value of securities sold on the Toronto Stock Exchange or, if the securities are not listed thereon, on such stock exchange on which the securities are then listed (as may be selected for such purpose by the directors of the Corporation) or; if the securities are not then listed on any stock exchange, then on the over-the-counter market on which the securities are then traded, during the Period by the aggregate volume of securities sold during the Period; and

(ii)

provided, however, that if for any reason there is no market for the securities during the Period, the Market Price shall be as determined by the Board of Directors, after consultation with an internationally recognized investment dealer or investment banker.

(w)

“Offer to Acquire” includes;

(i)

an offer to purchase or a solicitation of an offer to sell Voting Shares or Convertible Securities, or a public announcement of an intention to make such an offer or solicitation; and

(ii)

an acceptance of an offer to sell Voting Shares or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(x)

“Offeror” means a Person who has announced an intention to make, or who has made, a Takeover Bid.

(y)

“Offeror’s Securities” means the aggregate of the Voting Shares and Convertible Securities Beneficially Owned on the date of a Takeover Bid by an Offeror.

(z)

“Opening of Business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Voting Shares in the City of Vancouver (or, after the Separation Time, the office of the Rights Agent in the City of Vancouver), is open to the public.

(aa)

“Permitted Bid” means a Takeover Bid made by a Person by means of a Takeover Bid circular and which also complies with the following additional provisions:

(i)

the Takeover Bid is made to all holders of record of Voting Shares, other than the Offeror, on identical terms;

(ii)

the Takeover Bid shall contain, and the provisions for the take-up and payment for Voting Shares tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Takeover Bid prior to the close of business on a date which is not less than 60 days following the date of the Takeover Bid;

(iii)

the Takeover Bid shall contain irrevocable and unqualified provisions that, unless the Takeover Bid is withdrawn, Voting Shares may be deposited pursuant to the Takeover Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and that all Voting Shares deposited pursuant to the Takeover Bid may be withdrawn at any time prior to the close of business on such date;

(iv)

the Takeover Bid shall contain an irrevocable and unqualified condition that more than 50% of the outstanding Voting Shares held by Independent Shareholders, determined as at the date of first take-up or payment for Voting Shares under the Takeover Bid, must be deposited to the Takeover Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

(v)

the Takeover Bid shall contain an irrevocable and unqualified provision that in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders shall have been deposited to the Takeover Bid and not withdrawn as at the date of first take-up or payment for Voting Shares under the Takeover Bid, the Offeror will make a public announcement of that fact and the Takeover Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

provided that if a Takeover Bid constitutes a Competing Permitted Bid, the term “Permitted Bid” shall also mean the Competing Permitted Bid.

(bb)

“Permitted Bid Acquisition” means a share acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid.

(cc)

“Permitted Lock-up Agreement” means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the “Locked-up Person”) the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement)  who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror’s Takeover Bid or to any Takeover Bid made by any of the Offeror’s Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the “Lock-up Bid”), where the agreement:

(i)

(A)

permits the Locked-up Person to withdraw the Voting Shares in order to tender or deposit the Voting Shares to another Takeover Bid or to support another transaction that contains an offering price for each Voting Share that exceeds, or provides a value for each Voting Share that is greater than, the offering price contained or proposed to be contained in the Lock-up Bid;

(B)

permits the Locked-up Person to withdraw the Voting Shares in order to tender or deposit the Voting Shares to another Takeover Bid or to support another transaction that contains an offering price for each Voting Share that exceeds, or provides a value for each Voting Share that is greater than, the offering price contained in or proposed to be contained in, the Lock-up Bid by as much or more than a specified amount (the “Specified Amount”) and the Specified Amount is not greater than 7% of the offering price that is contained or proposed to be contained in the Lock-up Bid; or

(C)

permits the Locked-up Person to withdraw the Voting Shares in order to tender or deposit the Voting Shares to another Takeover Bid for a number of Voting Shares at least 7% greater than the number of Voting Shares that were the subject of the Lock-up Bid at a price that is not less than the price or value per Voting Share offered under the Lock-up Bid; and

(ii)

does not provide for any “break-up fees”, “top-up fees”, penalties, expenses or other amounts that exceed in the aggregate the cash equivalent of 2.5% of the price or value payable to the Locked-up Person under the Takeover Bid or one-half of the increased price or value that is paid pursuant to another Takeover Bid or transaction, whichever is the greater, in the event that the Locked-up Person fails to tender Voting Shares pursuant thereto in order to accept the other Takeover Bid or support another transaction;

and for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Takeover Bid or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Takeover Bid or transaction.

(dd)

“Person” includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, company or other incorporated or unincorporated organization.

(ee)

“Pro Rata Acquisition” means an acquisition by a Person of Voting Shares or Convertible Securities pursuant to (w) any Dividend Reinvestment Acquisition, Dividend Reinvestment Plan or share purchase plan of the Corporation (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical as a result of applicable law), (x) a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares or Convertible Securities of the same class or series, (y) the acquisition or exercise of rights to purchase Voting Shares or Convertible Securities distributed to all holders of Voting Shares or Convertible Securities pursuant to a rights offering (other than holders resident in any jurisdiction where such distribution or exercise is restricted or impractical as a result of applicable law), (z) a distribution to the public of Voting Shares, or Convertible Securities made pursuant to a prospectus or by way of a private placement completed in accordance with applicable securities legislation; provided, however, in the case of an acquisition referred to in Subclause (z), such acquisition is made for such number of Voting Shares or Convertible Securities or of such securities as is necessary for such Person to maintain the percentage of Voting Shares and Convertible Securities, as the case maybe, that such Person held immediately prior to the announcement of such distribution to the public or private placement.

(ff)

“Record Time” means the Opening of Business on February 9, 1998.

(gg)

“Redemption Price” has the meaning attributed thereto in Subsection 5.1(a).

(hh)

“Regular Periodic Cash Dividend” means cash dividends paid on the Voting Shares at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed in the aggregate in any fiscal year, on a per share basis, the greatest of:

(i)

200% of the aggregate amount of cash dividends declared payable by the Corporation on the Voting Shares in its immediately preceding fiscal year divided by the number of Voting Shares outstanding as at the end of such fiscal year;

(ii)

300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on the Voting Shares in its three immediately preceding fiscal years divided by the arithmetic mean of the numbers of Voting Shares outstanding as at the end of each of such fiscal years; and

(iii)

100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year divided by the number of Voting Shares outstanding as at the end of such fiscal year.

(ii)

“Rights Certificate” means the certificates representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit A.

(jj)

“Securities Act” means the Securities Act (British Columbia), as amended, and the regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(kk)

“Separation Time” means the Close of Business on the tenth day after the earlier of:

(i)

the Stock Acquisition Date; and

(ii)

the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Takeover Bid (other than a Permitted Bid, so long as such Takeover Bid continues to satisfy the requirements of a Permitted Bid);

or such earlier or later date as may from time to time be determined by the Board of Directors, provided that if any such Takeover Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, such offer shall be deemed, for the purposes of this Subsection 1.1(jj), never to have been made.

(ll)

“Stock Acquisition Date” means the first date of public announcement (which for purposes of this definition includes, without limitation, a report filed pursuant to Section 111 of the Securities Act) of facts indicating that a Person has become an Acquiring Person.

(mm)

“Subsidiary” of any specified Person means any Corporation or other entity of which a majority of the voting power of the equity securities or a majority of the equity interest is Beneficially Owned, directly or indirectly, by such Person.

(nn)

“Takeover Bid” means an Offer to Acquire Voting Shares or Convertible Securities where the Voting Shares subject to the Offer to Acquire, together with the Voting Shares into which the Convertible Securities subject to the Offer to Acquire are convertible or exchangeable, and the Offeror’s Securities constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(oo)

“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Subsections 3.2(b) or 5.1(c).

(pp)

“Trading Day”, when used with respect to any securities, means any day on which the principal securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

(qq)

“Voting Shares” means the Common Shares of the Corporation and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of directors and “voting shares”, when used with reference to any Person other than the Corporation, means Common Shares of such other Person and any other shares of capital stock or voting interests of such other Person entitled to vote generally in the election of the directors of such other Person. For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be, and be deemed to be, the product determined by the formula;

100 X A
B

where:

A= the aggregate number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person, including without limitation the Voting Shares into which the Convertible Securities Beneficially Owned by such Person are convertible or exchangeable; and

B = the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where such Person is deemed to Beneficially Own unissued Voting Shares, such unissued Voting Shares Beneficially Owned by such person shall be deemed to be outstanding for the purpose of both A and B above.

(rr)

“Voting Share Reduction” means an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

1.2

Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4

Sections and Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses and Subclauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, Subsections, Clauses and Subclauses are to Articles, Sections, Subsections, Clauses and Subclauses of this Agreement.

1.5

Statutory References

Unless the context otherwise requires, any reference herein to a specific Section, Subsection, Clause or Rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6

Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire, or Offer to Acquire, any Voting Shares of the Corporation (other than (A) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement; or (B) pursuant to a pledge of securities in the ordinary course of business).

2.

THE RIGHTS

2.1

Legend on Certificates

(a)

Certificates for Voting Shares and Convertible Securities issued after the Record Time but prior to the earlier of (i) the Separation Time and (ii) the Expiration Time shall, subject to Subsection 2.3(e), also evidence one Right for each Voting Share represented thereby or issuable upon the exercise or conversion thereof and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

“Until the Separation Time (as defined in the Rights Plan referred to below), this certificate also evidences and entitles the holder hereof to certain rights (the “Rights”) as set forth in the Amended and Restated Shareholder Rights Plan Agreement made as of April 28, 2003 (amending and restating the Shareholder Rights Plan Agreement made as of February 9, 1998), as such may be from time to time amended, restated, varied or replaced (the “Rights Plan”), between Forbes Medi-Tech Inc. (the “Corporation”) and Pacific Corporate Trust Company, as Rights Agent, the terms of which are incorporated herein by reference and a copy of which is on file at the records office of the Corporation. Under certain circumstances, as set forth in the Rights Plan, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are “Beneficially Owned” by an “Acquiring Person”, as such terms are defined in the Rights Plan, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail, or arrange for the mailing of, a copy of the Rights Plan to the holder of this certificate without charge promptly after the receipt of a written request therefor.”

(a)

Certificates representing Voting Shares and Convertible Securities that are issued and outstanding at the Record Time shall evidence one Right for each Voting Share evidenced thereby or issuable upon the exercise or conversion thereof, notwithstanding the absence of the foregoing legend, until the earlier of (i) the Separation Time and (ii) the Expiration Time.

2.2

Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below).  Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)

Until the Separation Time:

(i)

the Rights shall not be exercisable and no Right may be exercised; and

(ii)

each Right will be evidenced by the certificate for the associated Voting Share or Convertible Security registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Voting Share or Convertible Security.

(b)

From and after the Separation Time and prior to the Expiration Time:

(i)

the Rights shall be exercisable; and

(ii)

the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time the Corporation will prepare and the Rights Agent will mail to each holder of record of Voting Shares and Convertible Securities as of the Separation Time, (other than an Acquiring Person and any Person whose Rights are or become null and void pursuant to Subsection 3.1(b) hereof and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of Record of such Rights (a “Nominee”), at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose),

(A)

Rights Certificate in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and

(B)

a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in  and  in respect of all Voting Shares and Convertible Securities held of record by it which are not Beneficially Owned by an Acquiring Person.  In order for the Corporation to determine whether any Person is holding Voting Shares and Convertible Securities which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish such information and documentation as the Corporation deems necessary or appropriate in order to make such determination.

(c)

Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)

the Rights Certificate evidencing such Rights;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(d)

Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(iii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from a transfer agent for certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)

when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

after receipt of such certificates referred to in Clause 2.2(e)(i), deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and

(iv)

when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of the Rights Certificate; and

(v)

tender to the Corporation all payments received on exercise of the Rights.

(e)

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(f)

The Corporation covenants and agrees that it will:

(i)

take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with any applicable requirements of the CBCA, the Securities Act, or comparable legislation of each of the provinces of Canada or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded prior to the Stock Acquisition Date;

(iv)

pay when due and payable, if applicable, any and all federal and provincial transfer taxes (for greater certainty not including any income taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3

Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)

In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)

declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any Dividend Reinvestment Plan;

(ii)

subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)

consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of, or in exchange for existing Common Shares, except as otherwise provided this Section 2.3;

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below.  Any adjustment pursuant to Subsections 2.3(a), (b), (c) and (e) hereof shall be made successively whenever an event referred to herein shall occur, subject to the other subsections of this Section 2.3.  If an event occurs which would require an adjustment under both this Section 2.3 and Clause 3.1(a)(ii), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Clause 3.1(a)(ii).

If the Exercise Price and number of Rights outstanding are to be adjusted,

(A)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

(B)

each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor;

and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Common Shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result of such dividend, subdivision, charge, consolidation or issuance.

If the shares purchasable upon exercise of Rights are to be adjusted, the shares purchasable upon exercise of each Right after such adjustment will be the shares of capital stock that a holder of the shares purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof.  If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clauses 2.3(a)(i) to(iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction  referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the Certificate representing such associated Common Share.

(b)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options, or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right per share)) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise  price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Corporation, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights.

Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in Clause 2.3(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)

the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1.00% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)

three years from the date of the transaction which gives rise to such adjustment; or

(ii)

the Expiration Date.

(e)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such shares, or securities convertible into or exchangeable for any such shares, in a transaction referred to in Clauses 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchaseable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c) above, shall be made, subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in Subsection 5.5(b) or (c), and the Corporation and the Rights Agent shall have authority upon receiving such consent to amend this Agreement as appropriate to provide for such adjustments.  The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(f)

Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the Adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided for herein.

(g)

Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(g)

In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(h)

Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)

consolidation or subdivision of Common Shares;

(ii)

issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)

stock dividends; or

(iv)

issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(i)

If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing Subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(j)

Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i)

prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)

file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii)

cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4

Date on which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates

(a)

The Rights Certificates shall be executed on behalf of the Corporation by its Chairman of the Board, President or one of its Vice-Presidents and by its Secretary or one of its Assistant Secretary, under its corporate seal reproduced thereon.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)

Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)

Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof.  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(d)

Each Rights Certificate shall be dated the date of countersignature thereof.

2.6

Registration, Registration of Transfer and Exchange

(a)

The Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided.  In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsections 2.6(c), 2.6(d) and 3.1(b), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d)

The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)

If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)

evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be required by them to save each of them and any of the agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8

Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such relevant share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Share).

2.9

Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10

Agreement of Rights Holders

Every holder of Rights by accepting a Right consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)

to bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)

that after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)

that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)

that without the approval of any holder of Rights and upon the sole authority of the Board of Directors, this Agreement may be supplemented or amended from time to time pursuant to Subsection 5.5(a), Subsection 5.5(b) and the penultimate paragraph of Subsection 2.3(a);

(g)

that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11

Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

3.

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1

Flip-in Event

(a)

Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, then:

(i)

each Right shall constitute, effective at the close of business on the eighth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred); and

(ii)

in the event that there are insufficient authorized but unissued Common Shares to permit each holder of a Right (other than an Acquiring Person or a transferee of the kind described in Clause 3.1(b)(ii)) to purchase from the Corporation that number of Shares per Right provided for in Clause 3.1(a)(i), then until such time as holders of Common Shares approve an increase in the Corporation’s authorized capital such that there are sufficient authorized but unissued Common Shares to permit each holder of a Right (other than an Acquiring Person or a transferee of the kind described in Clause 3.1(b)(ii)) to purchase from the Corporation that number of Shares per Right provided for in Clause 3.1(a)(i), each whole Right shall constitute, effective at the close of business on the eighth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares that is equal to one Common Share multiplied by the Expansion Factor for an amount in cash equal to the Adjusted Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)

an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)

a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the CBCA, the Securities Act and the securities laws or comparable legislation in each of the provinces of Canada in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)

Any Rights Certificate that would represent Rights Beneficially Owned by a Person described in Clause 3.1(b)(i) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Corporation in writing to the Rights Agent or contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Amended and Restated Shareholder Rights Plan Agreement made as of April 28, 2003 amending and restating the Shareholder Rights Plan Agreement made as of February 9, 1998) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.  The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

3.2

Exchange Option

(a)

In the event that the Board of Directors determines that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors may, at its option and without seeking the approval of the holders of Voting Shares or Rights, at any time after a Flip-in Event has occurred, authorize the Corporation to issue or deliver in respect of each Right which is not void pursuant to Subsection 3.1(b), either:

(i)

in return for the Exercise Price and the Right, cash, debt or equity securities or other assets (or a combination thereof) having a cash value equal to twice the Exercise Price; or

(ii)

in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, cash, debt or equity securities or other assets (or a combination thereof) having a cash value equal to the Exercise Price, in full and final settlement of all rights attaching to the Rights, where in either case the value of such debt or equity securities or other assets shall be determined by the Board of Directors who may rely upon the advice of an internationally recognized investment dealer or investment banker selected by the Board of Directors. To the extent that the Board of Directors determines that some action need be taken pursuant to this Section 3.2, the Board of Directors may suspend the exercisability of the Rights for a period of up to 90 days following the date of the occurrence of the relevant Flip-in Event in order to decide the appropriate form of distribution to be made and to determine the value thereof.  In the event of any such suspension, the Corporation shall notify the Rights Agent and issue as promptly as practicable a public announcement stating that the exercisability of the Rights has been temporarily suspended and indicating the period of such suspension.

(b)

If the Board of Directors authorizes the exchange of debt or equity securities or other assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a), then, without any further action or notice, the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive such debt or equity securities or other assets (or a combination thereof) in accordance with the exchange formula authorized by the Board of Directors. Within 10 Business Days after the Board of Directors has authorized the exchange of debt or equity securities or other assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a), the Corporation shall give notice of such exchange to the holders of such Rights.  Each such notice of exchange will state the method by which the exchange of debt or equity securities or other assets (or a combination thereof) for Rights will be effected.

4.

THE RIGHTS AGENT

4.1

General

(a)

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Corporation may from time to time appoint such co-Rights Agents as it may deem necessary or desirable.  In the event the Corporation appoints one or more co-Rights Agents, the respective duties of the Rights Agent and co-Rights Agents shall be as the Corporation may determine.  The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.  The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending any claim of liability, which right to indemnification will survive the termination of this Agreement.

(b)

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for shares, Rights Certificates, certificate for other securities of the Corporation, instrument of assignment of transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2

Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)

Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the counter signature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3

Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation, and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation’s expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

(b)

Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the President or any Vice President and by the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)

The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d)

The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)

The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof and Clause 3.1(a)(ii) or responsible for the manner, method or amount of any such adjustment or the ascertainment of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 and Clause 3.1(a)(ii) describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Share to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and nonassessable.

(f)

The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performance by the Rights Agent of the provisions of this Agreement.

(g)

The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, the President, any Vice President, the Secretary or any Assistant Secretary, the Treasurer or any Assistant Treasurer of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person.

(h)

The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised by the Rights Agent in the selection and continued employment thereof.

4.4

Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Shares by registered or certified mail in accordance with Section 5.10.  The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.10.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent.  If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.10.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

5.

MISCELLANEOUS

5.1

Redemption and Waiver

(a)

The Board of Directors may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 and Clause 3.1(a)(ii) in the event that an event of the type analogous to any of the events described in Section 2.3 and Clause 3.1(a)(ii) shall have occurred (such redemption price being herein referred to as the “Redemption Price”). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

(b)

If an Offeror successfully completes a Permitted Bid, the Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the Expiry Date of the Permitted Bid.

(c)

If the Board of Directors elects to or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon without further action and without notice terminate and the only right thereafter of the holder of a Right shall be to receive the Redemption Price. Within 10 days of the Board of Directors electing or being deemed to have elected to redeem the Rights, the Corporation shall give notice of such redemption to the holders of the then outstanding Rights. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(d)

The Board of Directors may, until the expiration of 10 Business Days following the occurrence of a Flip-in Event, determine, upon prior written notice delivered to the Rights Agent, to waive the application of Section 3.1 to any particular Flip-in Event.

(e)

The Board of Directors may, prior to the Close of Business on the tenth day following the Stock Acquisition Date, determine, upon prior written notice delivered to the Rights Agent, to waive or to agree to waive the application of Section 3.1 to that Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares and Convertible Securities (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 30 days of the date on which such contractual arrangement is entered into) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(e) it is no longer an Acquiring Person. In the event of such a waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

5.2

Rights upon Exercise or Conversion of Convertible Securities

For the sake of certainty, it is agreed that, upon the issue of a Voting Share upon the exercise or conversion of a Convertible Security, the Right in respect of the Voting Share issuable upon the exercise or conversion of the Convertible Security shall be deemed to be exchanged for a Right in respect of the Voting Share so issued.

5.3

Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) hereof.

5.4

Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.5

Supplements and Amendments

(a)

Subject to Subsections 5.5(b) and (c), the Corporation may from time to time, without the approval of any holders of Rights, Voting Shares or Convertible Securities, amend, vary or delete any of the provisions of this Agreement and the Rights in order to:

(i)

Make such changes as the Board of Directors, acting in good faith, may determine are necessary or desirable, provided that no such amendment, variation or deletion made on or after the Stock Acquisition Date shall materially adversely affect the interests of the holders of Rights generally and provided further that no such amendment, variation or deletion shall be made to the provisions of Article  except with the written concurrence of the Rights Agent thereto;

(ii)

cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with any of the other provisions herein or otherwise defective; or

(iii)

increase or decrease the Exercise Price.

(b)

Any amendment, variation or deletion made by the Board of Directors pursuant to Clause 5.5(a)(i) in connection with the definitions of “Acquiring Person”, “Expiration Time”, “Flip-in Event” or “Permitted Bid” shall:

(i)

if made prior to the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement; or

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by a majority of the votes cast by the holders of Rights who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement.

An amendment, variation or deletion shall be effective from the date of the resolution of the Board of Directors adopting such amendment, variation or deletion until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment, variation or deletion is confirmed, it continues in effect in the form so confirmed.  If such amendment, variation or deletion is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

(c)

The Corporation may, with the consent of the holders of Rights, at any time on or after the Stock Acquisition Date, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article  except with the written concurrence of the Rights Agent thereto. The consent of the holders of the Rights shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s By-laws and the CBCA with respect to meetings of shareholders of the Corporation.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s By-laws and the CBCA with respect to meetings of shareholders of the Corporation.

5.6

Fractional Rights and Fractional Shares

(a)

The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Value of a whole Right in lieu of such fractional Rights.

(b)

The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Value of one Common Share.

5.7

Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s entitlement to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.8

Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to generally vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.9 hereof), or to receive dividends or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.9

Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation shall give to each holder of a Right, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking of such proposed action by the Corporation.

5.10

Notices

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by facsimile transmission addressed (until another address is filed in writing with the Rights Agent) as follows:

Forbes Medi-Tech Inc.
200 – 750 West Pender Street
Vancouver, British Columbia, V6C 2T8
Telephone:  (604) 689-5899
Facsimile:  (604) 689-7641

with a copy to:

Farris, Vaughan, Wills & Murphy
2500 – 700 West Georgia Street
Vancouver, British Columbia, V7Y 1B3

Attention: Hector MacKay-Dunn
Telephone:  (604) 661-9307
Facsimile:  (604) 661-9349

(b)

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by facsimile transmission addressed (until another address is filed in writing with the Corporation) as follows:

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, British Columbia, V6C 3B8

Attention:     Manager, Stock Transfer Department
Telephone:   (604) 689-9853
Facsimile:    (604) 689-8144

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears on the Rights Register or, prior to the Separation Time, on the registry books of the Corporation for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

5.11

Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person, the securities of which are purchasable upon exercise of Rights, fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.12

Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement, or any amendment to this Agreement, shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment to this Agreement shall be subject to the prior approval, acceptance or consent of the Toronto Stock Exchange.

5.13

Other Jurisdictions

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a resident fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the fiduciary or to the fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.14

Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.15

Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.16

Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.17

Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.18

Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.19

Effective Date

Notwithstanding its amendment and restatement as of the date hereof, this Agreement (subject to receipt of the approval of Independent Shareholders as set forth below) is effective from the Record Time and replaces and supersedes the Shareholder Rights Plan Agreement made as of February 9, 1998 (the “Prior Plan”). If this Agreement is not approved by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of the continued existence of the Prior Plan, as amended and restated herein, at a meeting of shareholders to be held no later than the date the 2003 annual meeting of the shareholders terminates, then the Prior Plan and this Agreement and all outstanding Rights shall terminate and be of no further force and effect from that date which is the earlier of (a) the date of termination of the meeting called to consider the continued existence of the Prior Plan, as amended and restated herein, under this Section 5.19, and (b) the date of termination of the 2003 annual meeting of shareholders of the Corporation.

5.20

Time of the Essence

Time shall be of the essence hereof.

5.21

Shareholder Review

At the 2003 annual meeting of shareholders of the Corporation, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution to the Independent Shareholders for their consideration and, if thought fit, approval, ratifying the continued existence of the Rights Plan. If a majority of the votes cast by Independent Shareholders who vote in respect of such resolution are voted against the continued existence of the Rights Plan, then the Board of Directors shall, immediately upon the confirmation by the Chairman of such shareholders’ meeting of the result of the vote on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.22

Determinations and Actions by the Board of Directors

The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement in accordance with the terms hereof and to exercise all rights and powers specifically granted hereunder to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights or to amend the Agreement, in accordance with the terms hereof). All such actions, calculations and determinations (including, for purposes of Clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith, shall (x) be final, conclusive and binding on the Corporation, the Rights Agent, the holders of the Rights and all other parties and (y) not subject the Board of Directors to any liability to the holders of the Rights or any other parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FORBES MEDI-TECH INC.	PACIFIC CORPORATE TRUST COMPANY

Per: "Charles Butt"	Per: "Marc Castonguay"
Authorized Signatory	Authorized Signatory

Per: "Norm Hamade"
Authorized Signatory

EXHIBIT A

FORM OF RIGHTS CERTIFICATE

Certificate No.______________ Rights

THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE WERE ISSUED TO A PERSON WHO WAS AN ACQUIRING PERSON OR AN AFFILIATE OR AN ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT MADE AS OF APRIL 28, 2003 AMENDING AND RESTATING THE SHAREHOLDER RIGHTS PLAN AGREEMENT MADE AS OF FEBRUARY 9, 1998) OR A PERSON WHO WAS ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON. THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY ARE VOID OR SHALL BECOME VOID IN THE CIRCUMSTANCES SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT.

Rights Certificate

This certifies that _____________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement made as of February 9, 1998 and amended and restated as of April 28, 2003, as the same may be further amended, restated, varied or replaced from time to time, (the “Rights Agreement”) between Forbes Medi-Tech Inc., a corporation continued under the laws of Canada (the “Corporation”), and Pacific Corporate Trust Company, a trust company incorporated under the laws of the Province of British Columbia, as Rights Agent (the “Rights Agent”, which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation, at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed, to the Rights Agent at its offices in Vancouver. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be $40.00 per Right (payable in cash, certified cheque or money order payable to the order of the Corporation).

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares in the capital of the Corporation other than Common Shares, or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the head office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office of the Rights Agent in the City of Vancouver, may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate (i) may be redeemed by the Corporation at a redemption price of $0.001 per Right, subject to adjustment in certain events, or (ii) may be exchanged, at the option of the Corporation, for cash, debt or equity securities or other assets (or a combination thereof).

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of any meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: _________________________

FORBES MEDI-TECH INC.

Per:

___________________________________

Authorized Signatory

Countersigned:

PACIFIC CORPORATE TRUST COMPANY

Per:

___________________________________

Authorized Signatory

EXHIBIT 1
FORM OF ELECTION TO EXERCISE

TO:

FORBES MEDI-TECH INC.

The undersigned hereby irrevocably elects to exercise________________________ whole Rights represented by this Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of and delivered to:

__________________________________ Name	__________________________________ Address
__________________________________ Social Insurance No. (or other taxpayer) identification number	__________________________________ City and Province

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

__________________________________ Name	__________________________________ Date
__________________________________ Address
__________________________________ City and Province	__________________________________ Signature
__________________________________ Social Insurance No. (or other taxpayer) identification number	__________________________________ Signature Guaranteed

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature of the holder of this certificate(s) must correspond with the name as recorded on the certificate(s) in every particular without alteration or enlargement or any change whatsoever. The signature of the person executing this form must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Exchange Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

(To be completed if true)

The undersigned represents, for the benefit of all holders of Rights and Voting Shares, that the Rights evidenced by this Rights Certificate are not, and, to the best of the knowledge of the undersigned, never have been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a person “acting jointly or in concert” with an Acquiring Person or an Affiliate or Associate thereof.  Capitalized terms and “acting jointly or in concert” have the meanings set out in the Rights Agreement.

__________________________________ Date	__________________________________ Signature

(to be attached to each Rights Certificate)

NOTICE

In the event the certification set forth above is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof.  No Rights Certificate shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

EXHIBIT 2
FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

__________________________________
(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

__________________________________
Date

__________________________________
Signature

__________________________________
Signature Guaranteed

Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

The signature of the holder of this certificate(s) must correspond with the name as recorded on the certificate(s) in every particular without alteration or enlargement or any change whatsoever. The signature of the person executing this form must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Exchange Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Voting Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

__________________________________
Signature

NOTICE

If the certification set forth above is not completed, the Company shall deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof.  The Company shall not issue Rights Certificate in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof or by a Person acting jointly or in concert with an Acquiring person or an Affiliate or Associate thereof.

Harris County

Beverly B. Kaufman

County Clerk

03/26/04     300377462

File No. X488291     $17.00

County Clerk’s File No. X488291

Filed 3/26/04

SUBORDINATION AGREEMENT

THIS SUBORDINATION AGREEMENT (“Agreement”) dated as of March 17, 2004 is entered into by and among Forbes Medi-Tech (USA) Inc., a Delaware corporation (“Forbes”), SWBT Capital, LLC, a Florida limited liability company (“Lessor”), and Phyto-Source, L.P., a Texas limited partnership (“Borrower”).

WHEREAS, Borrower has executed that certain Deed of Trust, Security Agreement and Financing Statement (“Deed of Trust”), dated effective as of [July 17], 2001 and filed for record under Harris County Clerk File No. V193678, to Wesley Shields of Harris County, as Trustee, for the benefit of Forbes;

WHEREAS, Lessor has agreed to lease certain equipment to Borrower, at any time and from time to time at Lessor’s option (“Equipment Leasing Transactions”);

WHEREAS, in connection with the Equipment Leasing Transactions, Borrower and Lessor have entered into that certain Master Lease Agreement dated October 22, 2003 (“Master Lease Agreement”) and the indebtedness and obligations arising thereunder is secured by any and all equipment leased by Lessor to Borrower pursuant to the Master Lease Agreement; and

WHEREAS, Forbes desires that Lessor enter into the Equipment Leasing Transactions and has agreed to subject and subordinate its existing liens created under the Deed of Trust to the liens created by the Master Lease Agreement.

NOW, THEREFORE, for the purpose of inducing Lessor to enter into the Equipment Leasing Transactions and in consideration of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1.     Subordination of Liens and Security Interest.   All of the liens and security interest of Forbes under the Deed of Trust are and shall be made subject, subordinate and inferior to the liens and security interest of Lessor under the Master Lease Agreement.

         2.     No Discharge or Impairment.   For the avoidance of doubt, nothing in this Agreement shall act to discharge, release, relinquish, extinguish or terminate any liens, claims, right, benefit, entitlement or other interest, whether now or hereafter existing, as granted to Forbes under the Deed of Trust. This Agreement sets forth the relative rights of Forbes and Lessor and nothing contained herein shall impair, as between Borrower and Forbes, the obligations of Borrower under the Deed of Trust in accordance with the terms thereof.

         3.     Notice of Default or Event of Default; Status.

       a.     Lessor agrees that it will promptly give written notice to Forbes of any default or event of default under the Master Lease Agreement and allow Forbes, for a period of thirty (30) days after the date of such notice, the opportunity to cure such default or event of default prior to Lessor exercising its remedies or any acceleration of obligations taking effect under the Master Lease Agreement as a result of such default or event of default.

     b.     Lessor agrees that, upon the request of Forbes, it will certify in writing the status of the Master Lease Agreement, including whether or not (i) Borrower has met its obligations and (ii) any default or event of default exists.

         4.     Notices.   Any notices or other communications contemplated or required under this Agreement shall be in writing, delivered personally against receipt, or sent by recognized overnight courier service, or mailed by registered or certified mail, return receipt request, postage prepaid, or sent by facsimile, to the party to be notified at the following address or facsimile number:

If to Forbes:

Forbes Medi-Tech (USA) Inc.

c/o Forbes Medi-Tech Inc.

200-750 West Pender Street

Vancouver, British Columbia

Canada, V6C 2T8

Attention:  Patricia Pracher, Chief Financial Officer

Telephone +1 (604) 689-5899

Facsimile: +1 (604) 689-7641

If to Lessor:

SWBT Capital, LLC

10901 W. Toller Dr., Ste. 201

Littleton, CO  80127

Attention:  Audrey M. Odden, Vice President

Telephone: #(303)-749-5607

Facsimile: #(303)-749-5601

If to Borrower:

Phyto-Source, L.P.

12502 Bay Area Boulevard

Pasadena, Texas, 77501

U.S.A.

Attention:  Managers

Telephone:  (281) 291-7990

Facsimile:  (281) 291-9997

         5.     Severability.   The invalidity, illegality or unenforceability of any provision of this Agreement shall not affect or impair the legality, validity or enforceability of the remaining provisions of this Agreement.

         6.     Applicable Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas.

         7.     Entire Agreement.   This Agreement constitutes the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and, upon the execution of this Agreement, supersedes and replaces any provisions on the same subject matter in other agreements or understandings, if any, whether oral or written, made among the parties hereto prior to the date hereof.

         8.     Binding Effect.   This Agreement shall inure to the benefit of and shall be binding upon Forbes, Lessor and Borrower and their respective successors and assigns.

         9.     Amendments.   The provisions of this Agreement may not be amended, modified, varied or supplemented without the written consent of all the parties hereto.

         10.   Counterparts.   This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Remainder of page intentionally left blank;

signature pages follow.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first set forth above.

FORBES USA:

FORBES MEDI-TECH (USA) INC.,

A Delaware corporation

By:

“Charles Butt”

Charles Butt

President

LESSOR:

SWBT CAPITAL, LLC

A Florida limited liability company

By:

“Audrey M. Odden”

Name:  Audrey M. Odden

Title:    Vice-President

BORROWER

PHYTO-SOURCE, L.P.

a Texas limited partnership

By:

“Stephen Mayeux

Stephen P. Mayeux

Manager

By:

“Charles Butt”

Charles Butt

Manager

PROVINCE OF

)

BRITISH COLUMBIA

)

CANADA

)

This instrument was acknowledged before me on this “22” day of March, 2004, by Stephen P. Mayeux, Manager of Phyto-Venture, LLC, as general partner of Phyto-Source, L.P., a Texas limited partnership, on behalf of said partnership.

“Frances Poage”

[SEAL]

Notary Public, State of Texas

“Frances Poage

My Commission Expires

March 11, 2008”

PROVINCE OF

)

BRITISH COLUMBIA

)

CANADA

)

This instrument was acknowledged before me on this “18” day of March, 2004, by Charles Butt, Manager of Phyto-Venture, LLC, as general partner of Phyto-Source, L.P., a Texas limited partnership, on behalf of said partnership.

“Nancy Glaister”

[SEAL]

Notary Public, Province of British Columbia

“Nancy E. Glaister, Barrister & Solicitor

#1260 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Telephone: 604-684-3323”

STATE OF COLORADO

)

)

COUNTY OF JEFFERSON

)

This instrument was acknowledged before me on the “23” day of March 2004, by Audrey M. Odden as Vice president of SWBT Capital LLC, a Florida limited liability company, on behalf of said company.

“Melissa J. Koca”

[SEAL]

Notary Public, State of Colorado

“Melissa J. Koca

Notary Public

State of Colorado”

PROVINCE OF

)

BRITISH COLUMBIA

)

CANADA

)

This instrument was acknowledged before me on this “18” day of March, 2004, by Charles Butt, President  of Forbes Medi-Tech (USA) Inc., a Delaware corporation, on behalf of said corporation.

“Nancy Glaister”

[SEAL]

Notary Public, Province of British Columbia

“Nancy E. Glaister, Barrister & Solicitor

#1260 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Telephone: 604-684-3323”

SUBORDINATION AGREEMENT

THE STATE OF TEXAS

§

§     KNOW ALL PERSONS BY THESE PRESENTS:

COUNTY OF HARRIS

§

The undersigned (hereinafter called “Subordinated Creditor”) for value received, the receipt and sufficiency of which is hereby acknowledged, and to induce Southwest Bank of Texas, N.A., a national banking association (hereinafter called “Lender”), at its option at any time or from time to time to loan monies with or without security to or for the account of Phyto-Source, L.P., a Texas limited partnership (hereinafter called “Borrower”), and at the special insistence and request of Lender, Subordinated Creditor hereby agrees with Lender as follows:

1.

The payment of and any liens or security interests securing payment of any and all Subordinated Debt is expressly subordinated to the extent and in the manner set forth in paragraphs 2 through 6, inclusive, hereof to Senior Indebtedness (defined below) and the liens and security interests securing Senior Indebtedness.  The term “Subordinated Debt” as used in this Subordination Agreement shall mean and include any and all indebtedness, liabilities and obligations of Borrower to the Subordinated Creditor, absolute or contingent, direct or indirect, joint, several or independent, now outstanding or owing or which may hereafter be existing or incurred, arising by operation of law or otherwise, due or to become due, or held or to be held by the Subordinated Creditor, whether created directly or acquired by assignment, as a participation, conditionally, as collateral security from another or otherwise, including indebtedness, obligations and liabilities of Borrower to Subordinated Creditor as a member of any partnership, syndicate, association or other group, and whether incurred by Borrower as principal, surety, endorser, guarantor, accommodation party or otherwise, including, without limiting the generality of the foregoing, all indebtedness, liabilities and obligations of Borrower to the Subordinated Creditor arising out of (a) that certain Loan Agreement dated July 17, 2001 evidencing a loan from Subordinated Creditor to Borrower in the principal amount of $4,000,000 between Subordinated Creditor and Borrower, as evidenced by (i) that certain Phyto-Source, L.P. Promissory Note dated July 17, 2001 (the “Subordinated Note”), (ii) that certain Deed of Trust, Security Agreement and Financing Statement dated July 17, 2001, filed for record under Harris County Clerk File No. V193678, securing debt in the amount of $4,000,000.00, payable to Subordinated Creditor, and (iii) that certain Financing Statement filed with the Secretary of State of the State of Texas on July 26, 2001 at entry 01-139313 and pursuant to that certain Amended and Restated Formation and Contribution Agreement executed on July 17, 2001 (the “Formation Agreement”) and (b) any and all accounts payable due from Borrower to Subordinated Creditor (“Accounts Payable”), including amounts payable pursuant to that certain Bill of Sale dated July 17, 2001 and that certain Formation Agreement, except that, during the term of this Subordination Agreement, the aggregate amount of $1,000,000 in Accounts Payable will not be subject to the terms of this Subordination Agreement and may be paid in accordance with the terms of the Formation Agreement.  The agreements and other documents evidencing the Subordinated Debt being the “Subordinated Loan Documents.”

The term “Senior Indebtedness” as used in this Subordination Agreement shall mean and include any and all indebtedness, liabilities and obligations of Borrower to Lender absolute or contingent, direct or indirect, joint, several or independent, now outstanding or owing or which may hereafter be existing or incurred, arising by operation of law or otherwise, due or to become due, or held or to be held by Lender whether created directly or acquired by assignment, as a participation, conditionally, as collateral security from another or otherwise, including indebtedness, obligations and liabilities of Borrower to Lender as a member of any partnership, syndicate, association or other group, and whether incurred by Borrower as principal, surety, endorser, guarantor, accommodation party or otherwise and including, without limitation, the Obligation, as that term is defined in the Credit Agreement between Borrower and Lender of even date herewith (the “Credit Agreement”).  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Credit Agreement.

2.

During such time as any Senior Indebtedness remains unpaid, Subordinated Creditor will not ask for, demand, sue for, take, receive or accept from the Borrower, by set off or in any other manner, any payment or distribution on account of the Subordinated Debt, nor present any instrument evidencing the Subordinated Debt for payment (other than such presentment as may be necessary to prevent discharge of other liable parties on such instrument), provided, however, nothing contained herein shall prevent Subordinated Creditor from receiving interest payments under the Subordinated Note subject to paragraph 3 hereof.  Subordinated Creditor hereby agrees that any and all liens and security interests related to the Subordinated Debt are subordinate in priority to the liens and security interests related to the Senior Indebtedness.

3.

If for any reason any of the Senior Indebtedness is not paid when due or is not paid on or before the maturity thereof, or if there shall occur and be continuing any event which with the giving of notice or lapse of time or both would constitute a default or event of default under any instrument or agreement now or hereafter executed evidencing, in connection with, as security for or providing for the issuance of any of the Senior Indebtedness, then, unless and until such event of default or default shall have been cured, or unless and until the Senior Indebtedness shall be paid in full, the Subordinated Creditor will not ask for, sue for, take, demand, receive or accept from Borrower, by set off or in any other manner, any payment or distribution on account of the Subordinated Debt nor present any instrument evidencing the Subordinated Debt for payment (other than such presentment as may be necessary to prevent discharge of other liable parties on such instrument).

4.

The Subordinated Creditor will not ask for, demand, sue for, take, receive or accept from Borrower, by set off or in any other manner, any payment or distribution on account of the Subordinated Debt, if the making of such payment would constitute, or would result in the occurrence of, a violation of the provisions of any instrument or agreement evidencing, in connection with, as security for or providing for the issuance of any Senior Indebtedness or would result in the occurrence of any event which with the giving of notice or lapse of time or both would constitute an event of default or default under the provisions of any such instrument or agreement.

5.

In the event the Subordinated Creditor shall receive any payment or distribution on account of the Subordinated Debt which Subordinated Creditor is not entitled to receive under the provisions of the foregoing paragraphs 2, 3, or 4.  Subordinated Creditor will hold any amount so received in trust for Lender and will forthwith turn over such payment to Lender in the form received by Subordinated Creditor (together with any necessary endorsement) to be applied on the Senior Indebtedness.

6.

The Subordinated Creditor will not commence any action or proceeding against Borrower to recover all or any part of the Subordinated Debt or join with any other creditor, unless Lender shall also join, in bringing any proceedings against Borrower under any bankruptcy, reorganization, readjustment of debt, arrangement of debt, receivership, liquidation or insolvency law or statute of the federal or any state government unless and until all Senior Indebtedness shall have been paid in full.

7.

In the event of any receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization or arrangement with creditors, adjustment of debt, whether or not pursuant to bankruptcy laws, the sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of Borrower, the Subordinated Creditor will at Lender’s request file any claim, proof of claim, proof of interest or other instrument of similar character necessary to enforce the obligations of Borrower in respect of the Subordinated Debt and will hold in trust for Lender and pay over to Lender, in the form received (together with any necessary endorsement), to be applied on the Senior Indebtedness, any and all monies, dividends or other assets received in any such proceedings on account of the Subordinated Debt unless and until the Senior Indebtedness shall be paid in full.  In the event that the Subordinated Creditor shall fail to take any such action requested by Lender, Lender, may, as attorney in fact for the Subordinated Creditor take such action on behalf of the Subordinated Creditor, and the Subordinated Creditor hereby appoints Lender as attorney in fact for the Subordinated Creditor to demand, sue for, collect and receive any and all such monies, dividends or other assets and give acquittance therefor and to file any claim, proof of claim, proof of interest or other instrument of similar character and to take such other proceedings in Lender’s own name or in the name of the Subordinated Creditor as Lender may deem necessary or advisable for the enforcement of this Subordination Agreement; and the Subordinated Creditor will execute and deliver to Lender such other and further powers of attorney or other instruments as Lender may request in order to accomplish the foregoing.

8.

(a)

Lender shall have the exclusive right, without the consent of Subordinated Creditor, (i) to take action with respect to, consent to the release of the liens of the Lender, or sell or otherwise dispose of, the Collateral in accordance with the Credit Agreement and the other Loan Documents or as permitted by applicable law, (ii) to enforce and realize upon the liens held by Lender, in accordance with the Loan Documents or as permitted by applicable law, (iii) to enforce all rights and privileges accruing to Lender by reason of, and in accordance with, the Loan Documents, and (iv) to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Subordination Agreement or the Loan Documents.

(b)

Notwithstanding the occurrence of a default under the Subordinated Loan Documents or any other event, condition or circumstance whatsoever, prior to the full and final payment of the Senior Indebtedness, Subordinated Creditor shall not (i) take any action on its behalf of the type which Lender is entitled to take under Section 8(a), (ii) in any manner interfere with the liens or rights held by Senior Lender, or (iii) take any action with respect to any of the Collateral.

9.

Lender may, at any time, and from time to time, without the consent of or notice to the Subordinated Creditor, without incurring responsibility to the Subordinated Creditor, without impairing or releasing any of Lender’s rights or any of the obligations of the Subordinated Creditor under this Subordination Agreement:

(a)

Change the amount, manner, place or terms of payment, or change or extend for any period the time of payment of, or renew, rearrange or otherwise modify or alter, the Senior Indebtedness or any instrument or agreement now or hereafter executed evidencing, in connection with, as security for or providing for the issuance of any of the Senior Indebtedness in any manner, or enter into or amend in any manner any other agreement relating to the Senior Indebtedness (including provisions restricting or further restricting payments of the Subordinated Debt);

(b)

Sell, exchange, release or otherwise deal with all or any part of any property by whomsoever at any time pledged or mortgaged to secure, howsoever securing, the Senior Indebtedness;

(c)

Release anyone liable in any manner for payment or collection of the Senior Indebtedness;

(d)

Exercise or refrain from exercising any rights against Borrower or others (including the Subordinated Creditor); and

(e)

Apply any sums received by Lender, by whomsoever paid and however realized, to payment of the Senior Indebtedness in such a manner as Lender, in its sole discretion, may deem appropriate.

10.

The Subordinated Creditor will (i) cause all Subordinated Debt to be evidenced by a note, debenture or other instrument evidencing the Subordinated Debt, (ii) at Lender’s request promptly surrender or cause to be surrendered any such note, debenture, or instrument evidencing the Subordinated Debt so that a statement or legend may be entered thereon to the effect that such note, debenture, or other instrument is subordinated to the Senior Indebtedness in favor of Lender in the manner and to the extent set forth in this Subordination Agreement, (iii) mark the books of Subordinated Creditor to show that the Subordinated Debt is subordinated to the Senior Indebtedness in the manner and to the extent set forth in this Subordination Agreement, and (iv) cause all financial statements of the Subordinated Creditor hereafter prepared for delivery to any person to make specific reference to the provisions of this Subordination Agreement.

11.

The Subordinated Creditor agrees to execute any and all other instruments necessary as required by the Lender to subordinate the Subordinated Debt to the Senior Indebtedness as herein provided.

12.

Subordinated Creditor will not assign or transfer to others any claim the Subordinated Creditor has or may have against Borrower as long as any of the Senior Indebtedness remains outstanding, unless such assignment or transfer is expressly made subject to this Subordination Agreement.

13.

The Subordinated Creditor represents and warrants that (i) neither the execution nor delivery of this Subordination Agreement nor fulfillment of or compliance with the terms and provisions hereof will conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, any agreement or instrument (including, without limitation, articles of incorporation or bylaws) to which Subordinated Creditor is now subject, and (ii) none of the Subordinated Debt is or will be subordinated to any other indebtedness of Borrower other than the Senior Indebtedness unless otherwise agreed by Lender.

14.

Notice of acceptance of this Subordination Agreement is waived, acceptance on the part of Lender being conclusively presumed by its request for this Subordination Agreement and delivery of the same to it.

15.

This Subordination Agreement may be assigned by Lender in connection with any assignment or transfer of the Senior Indebtedness.

16.

THIS SUBORDINATION AGREEMENT SHALL BE CONSTRUED UNDER AND GOVERNED BY THE LAWS OF THE STATE OF TEXAS.

EXECUTED AND EFFECTIVE on the 1st day of August, 2003.

SUBORDINATED CREDITOR

FORBES MEDI-TECH (USA) INC.,

a Delaware corporation

By:  "Charles Butt"

Charles Butt

President

BORROWER

PHYTO-SOURCE, L.P.

a Texas limited partnership

By:

PHYTO-VENTURE, LLC,

a Texas limited liability company,

its General Partner

By:  "Stephen P. Mayeux"

Stephen P. Mayeux

Manager

By:  "Charles Butt"

Charles Butt

Manager

LENDER

SOUTHWEST BANK OF TEXAS, N.A.

By:  "Blake Stoehr"

Blake Stoehr

Assistant Vice President

[ACKNOWLEDGMENTS FOLLOW]

______________________________________________________________________________

THE STATE OF TEXAS

§

§

COUNTY OF HARRIS

§

This instrument was acknowledged before me on this _____ day of August, 2003, by Stephen P. Mayeux, Manager of Phyto-Venture, LLC, as general partner of Phyto-Source, L.P., a Texas limited partnership, on behalf of said partnership.

"signed"

[S E A L]

Notary Public, State of Texas

THE STATE OF TEXAS

§

§

COUNTY OF HARRIS

§

This instrument was acknowledged before me on this _____ day of August, 2003, by Charles Butt, Manager of Phyto-Venture, LLC, as general partner of Phyto-Source, L.P., a Texas limited partnership, on behalf of said partnership.

"signed"

[S E A L]

Notary Public, State of Texas

THE STATE OF TEXAS

§

§

COUNTY OF HARRIS

§

This instrument was acknowledged before me on this _____ day of August, 2003, by Blake Stoehr, Assistant Vice President of Southwest Bank of Texas, N.A., on behalf of said bank.

"signed"

[S E A L]

Notary Public, State of Texas

THE STATE OF TEXAS

§

§

COUNTY OF HARRIS

§

This instrument was acknowledged before me on this _____ day of August, 2003, by Charles Butt, President of Forbes Medi-Tech (USA) Inc., a Delaware corporation, on behalf of said corporation.

"signed"

[S E A L]

Notary Public, State of Texas

GUARANTY AGREEMENT

THIS GUARANTY AGREEMENT (“Guaranty”), is made and entered into as of August 1, 2003, by CHUSEI (U.S.A.) INC. , a Texas corporation and FORBES MEDI-TECH (USA) INC., a Delaware corporation (each, individually, a “Guarantor” and, collectively, “Guarantors”), for the benefit of SOUTHWEST BANK OF TEXAS, N.A., a national banking association (“Bank”).

W I T N E S S E T H:

WHEREAS, on the date hereof, Bank has advanced or will advance certain funds to PHYTO-SOURCE, L.P., a Texas limited partnership (“Borrower”), pursuant to that certain Credit Agreement dated of even date with this Guaranty (the “Credit Agreement”), specifically including the indebtedness evidenced by (i) that certain term promissory note dated of even date herewith, executed by Borrower and payable to Bank, in the principal amount of THREE MILLION AND NO/100 DOLLARS ($3,000,000.00) and all other notes given in substitution therefor or in modification, renewal or extension thereof in whole or in part (the “Term Note”), and (ii) that certain revolving promissory note dated as of even date herewith, executed by Borrower and payable to Bank, in the principal amount of ONE MILLION FIVE HUNDRED THOUSAND AND NO/100 DOLLARS ($1,500,000.00) and all other notes given in substitution therefor or in modification, renewal or extension thereof in whole or in part (the “Revolving Note”, and together with the Term Note, the “Notes”);

WHEREAS, each Guarantor will directly and indirectly benefit from the advances under the Term Loan, as defined in the Credit Agreement, as evidenced by the Notes.

WHEREAS, each Guarantor is providing this Guaranty pursuant to Section 7 of the Credit Agreement.

NOW, THEREFORE, for and in consideration of the premises and the extension of credit by Bank to Borrower pursuant to the Credit Agreement, and for TEN AND NO/100 DOLLARS ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and to induce Bank to execute the Credit Agreement, Bank and Guarantor hereby agree as follows:

ARTICLE 1 - DEFINITIONS; INTERPRETATION

1.1

Definitions.  Except as otherwise expressly provided herein, capitalized terms used in this Guaranty shall have the meanings given in the Credit Agreement.

1.2

Rules of Interpretation.  Except as otherwise expressly provided herein, the rules of interpretation set forth in the Credit Agreement shall apply to this Guaranty.

ARTICLE 2 - GUARANTY COVENANT

2.1

Guaranty.  Each Guarantor hereby irrevocably, absolutely and unconditionally guarantees to the Bank, as principal and not merely as surety, the payment in full when due, and in the currency in which the same falls due, of amounts payable by the Borrower under the Credit Agreement (whether at their scheduled due dates, upon early termination or otherwise) (the “Guaranteed Obligations”).

2.2

Term and Reinstatement.   (a)  This Guaranty shall remain in force and effect from the date first above written unless and until all Guaranteed Obligations have been paid, and  (b) this Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Bank upon the bankruptcy, insolvency, dissolution, reorganization or liquidation of the Borrower or either Guarantor or otherwise, all as though such payment had not been made.

2.3

Reporting.   Deliver to Bank, promptly after preparation, and no later than 120 days after the last day of each fiscal year of each Guarantor, (i) audited financial statements (including an income statement, balance sheet and statement of cash flows) showing the consolidated financial condition and results of operations of each Guarantor as of, and for the year ended on, that last day and (ii) the unqualified opinion of a firm of independent certified public accountants reasonably acceptable to Lender, based on an audit using generally accepted auditing standards, that the financial statements were prepared in accordance with GAAP and present fairly, in all material respects, the financial condition and results of operations of each Guarantor and its Subsidiaries.

ARTICLE 3 - MISCELLANEOUS

3.1

This Guaranty is intended to be solely for the benefit of the Bank and its successors and permitted assigns and is not intended to and shall not confer any rights or benefits on any other third party.

3.2

All notices, requests, demands and other communications which are required or may be made or given under this Guaranty shall be in writing and shall be sufficient in all respects if delivered to the relevant address indicated on the signature page of this Guaranty (including delivery by registered or certified United States mail, facsimile, telegram or hand).

3.3

If the Guaranteed Obligations is not paid by Guarantors when due, as required herein, and this Guaranty is placed in the hands of an attorney for collection, or if this Guaranty is enforced by suit or through the Bankruptcy Court or through any judicial proceedings, Guarantors shall pay to Bank an amount equal to its reasonable attorneys’ fees and collection costs incurred by Bank in the collection of the Guaranteed Obligations.

3.4

This is an absolute, complete and continuing Guaranty, and no notice of the Guaranteed Obligations or any extension of credit already or hereafter contracted by or extended to Borrower need be given to Guarantors, nor shall anything herein contained be a limitation upon the amount of credit which may be extended to Borrower, the numbers of transactions with Borrower, repayments by Borrower to Bank, or the allocation by Bank of repayment by Borrower, it being the understanding of each Guarantor that each Guarantor’s liability shall continue hereunder so long as any of the Guaranteed Obligations remains unpaid.  Borrower and Bank may rearrange, increase, decrease, extend and/or renew the Guaranteed Obligations without notice to Guarantors and in such event each Guarantor will remain fully bound hereunder on the Guaranteed Obligations.  The obligations of Guarantors hereunder shall not be released, impaired or diminished by any amendment, modification or alteration of the Credit Agreement or the Notes.  Guarantors expressly waive all notices of any kind, presentment for payment, demand for payment, protest, notice of protest, notice of intent to accelerate, notice of acceleration, dishonor, diligence, notice of any amendment of the Credit Agreement, notice of any adverse change in the financial condition of Borrower, notice of any adjustment, indulgence, forbearance or compromise that might be granted or given by Bank to Borrower, and also notice of acceptance of this Guaranty, acceptance on the part of Bank being conclusively presumed by its request for this Guaranty and delivery of the same to it.  The liability and obligations of Guarantors hereunder shall not be affected or impaired by any action or inaction by Bank in regard to any matter waived or notice of which is waived by Guarantors in this paragraph or in any other paragraph of this Guaranty.

3.5

Guarantors authorize Bank, without notice or demand and without affecting Guarantors’ liability hereunder, (a) to take and hold security for the payment of this Guaranty and/or the Guaranteed Obligations, and to exchange, enforce, waive and/or release any such security; (b) to apply such security and direct the order or manner of sale thereof as Bank in its discretion may determine; (c) to obtain a guaranty of the Guaranteed Obligations from any one or more other persons, corporations or entities whomsoever and to enforce, waive, rearrange, modify, limit or release at any time or times such other persons, corporations or entities from their obligations under such guaranties; (d) to waive or delay the exercise of any of its rights or remedies against the Borrower or any other person or entity; (e) to renew, extend, or modify the terms of any of the Guaranteed Obligations or any instrument or agreement evidencing the same; and (f) to fully or partially release at any time any Guarantor which executes this Guaranty whether with or without consideration.

3.6

Each Guarantor waives any right to require Bank to (a) proceed against, or make any effort at the collection of the Guaranteed Obligations from Borrower or any other guarantor (including the other Guarantor) or party liable for the Guaranteed Obligations; (b) proceed against or exhaust any collateral held by Bank; or (c) pursue any other remedy in Bank’s power whatsoever.  Each Guarantor further waives any and all rights and remedies which Guarantor may have or be able to assert by reason of the provisions of Chapter 34 of the Texas Business and Commerce Code.  Each Guarantor waives any defense arising by reason of any disability, lack of corporate authority or power, or other defense of Borrower or any other guarantor of the Guaranteed Obligations, and each Guarantor shall remain liable under this Guaranty regardless of whether Borrower or any other guarantor (including the other Guarantor) be found not liable on the Guaranteed Obligations for any reason including, without limitation, insanity, minority, disability, bankruptcy, insolvency, death or corporate dissolution, even though rendering the Guaranteed Obligations void or unenforceable or uncollectible as against Borrower or any other guarantor (including the other Guarantor).  This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by Bank upon the insolvency, bankruptcy or reorganization of Borrower or otherwise, all as though such payment had not been made and will, thereupon, guarantee payment of such amount as to which refund or restitution has been made, together with interest accruing thereon subsequent to the date of refund or restitution at the applicable rate under the Notes and collection costs and fees (including, without limitation, attorneys’ fees) applicable thereto.

3.7

The liability and obligations of Guarantors hereunder shall not be affected or impaired by (a) the failure of Bank or any other party to exercise diligence or reasonable care in the preservation, protection or other handling or treatment of all or any part of the collateral securing payment of all or any part of the Guaranteed Obligations, (b) the failure of any security interest or lien intended to be granted or created to secure the Guaranteed Obligations to be properly perfected or created or the unenforceability of any security interest or lien for any other reason, or (c) the subordination of any such security interest or lien to any other security interest or lien.

3.8

Bank may pursue any remedy without altering the obligations of Guarantors hereunder and without liability to Guarantors, even though Bank’s pursuit of such remedy may result in Guarantors’ loss of rights of subrogation or to proceed against others for reimbursement or contribution or any other right.  In no event shall any payment by either Guarantor entitle it, by subrogation or otherwise, to any rights against Borrower or any right to participate in any security now or hereafter held by Bank prior to payment in full of all of the Guaranteed Obligations.  Notwithstanding anything contained in this Guaranty to the contrary, Guarantors agree that if, but for the application of this Section 3.8, the Guaranteed Obligations would constitute a preferential transfer under 11 U.S.C. § 547, a fraudulent conveyance under 11 U.S.C. § 548 (or any successor section of that Code) or a fraudulent conveyance or transfer under any state fraudulent conveyance or fraudulent transfer law or similar law in effect from time to time (each a “Fraudulent Conveyance”), then the Guaranteed Obligations will be enforceable to the maximum extent possible without causing the Guaranteed Obligations  to be a Fraudulent Conveyance, and shall be deemed to have been automatically amended to carry out the intent of this Section 3.8.  Guarantors have received reasonably equivalent value as consideration for executing and delivery this Guaranty.

3.9

Should the status of Borrower change in any way, including, without limitation, as a result of any dissolution of Borrower, any sale, lease or transfer of any or all of the assets of Borrower, any changes in the owners of Borrower, or any reorganization of Borrower, this Guaranty shall continue, and shall cover the Guaranteed Obligations under the new status.

3.10

The liability of Guarantors for the payment of the Guaranteed Obligations shall be primary and not secondary.

3.11

Each Guarantor is familiar with and has independently reviewed the books and records regarding the financial condition of Borrower and is familiar with the value of any and all collateral intended to be granted as security for the payment of the Guaranteed Obligations; neither Guarantor is, however, relying on such financial condition or such collateral as an inducement to enter into this Guaranty.

3.12

If Borrower shall at any time or times be or become obligated to Bank for payment of any indebtedness other than the Guaranteed Obligations, Bank (without in anywise impairing its rights hereunder or diminishing Guarantors’ liability) shall be at liberty at any time or times to apply to such other indebtedness any amounts paid to or received by or coming into the hands of Bank from or attributable to Borrower or any other person or party liable for any of such other indebtedness or from or attributable to or representing proceeds of any property or security held by Bank securing payment of such other indebtedness or any credits, deposits or offsets due Borrower or other party liable on any of such other indebtedness (whether or not the Guaranteed Obligations or such other indebtedness are then due), it being intended to give Bank the right to apply all payments, credits and offsets and amounts becoming available for application on or credit against the indebtedness of Borrower to Bank (now or hereafter existing) first toward payment and satisfaction of the Borrower’s indebtedness not hereby guaranteed, before making application thereof on or against the Guaranteed Obligations.

3.13

Guarantors acknowledge that Guarantors are not relying on any representations (oral or otherwise) of Bank, or any other party, other than as expressly described in this Guaranty.

3.14

This Guaranty was reviewed by each Guarantor, and each Guarantor acknowledges and agrees that such Guarantor (a) understands fully all of the terms of this Guaranty and the consequences and implications of such Guarantor’s execution of this Guaranty, and (b) has been afforded an opportunity to have this Guaranty reviewed by, and to discuss the terms, consequences and implications of this Guaranty with an attorney or other such persons as such Guarantor may have desired.

3.15

This Guaranty is and shall be in every particular available to the successors and assigns of Bank and is and shall always be fully binding upon the heirs, executors, administrators, successors and assigns of each Guarantor.  This Guaranty is intended for and shall inure to the benefit of Bank and each and every other person who shall from time to time be or become the owner or holder of any of the Guaranteed Obligations, and each and every reference herein to “Bank” shall also include and refer to each and every successor or assignee of Bank at any time holding or owning any part of or interest in any part of the Guaranteed Obligations.  This Guaranty shall be transferable and negotiable, with the same force and effect and to the same extent that the Guaranteed Obligations is transferable, it being understood and stipulated that upon the assignment or transfer by Bank of any of the Guaranteed Obligations the legal or beneficial owner of the Guaranteed Obligations (or part thereof or interest therein thus transferred or assigned by Bank) shall also, unless provided otherwise by Bank in its assignment, have and may exercise all of the rights granted to Bank under this Guaranty to the extent of the part of or interest in the Guaranteed Obligations thus assigned or transferred to such person or entity.  Guarantors expressly waive notice of transfer or assignment of the Guaranteed Obligations, or any part thereof, or of the rights of Bank hereunder.

3.16

All amounts becoming payable by Guarantors to Bank under this Guaranty shall be payable at Bank’s offices in the City of Houston, Harris County, Texas.

3.17

It is the intention of the parties hereto to comply strictly with all applicable usury laws; accordingly, it is agreed that notwithstanding any provisions to the contrary in this Guaranty, or in any documents securing payment hereof or otherwise relating hereto, in no event shall this Guaranty or such documents require the payment or permit the collection of an aggregate amount of interest in excess of the maximum amount permitted by such laws, including the laws of the State of Texas and the laws of the United States of America.  If any such excess of interest is contracted for, charged or received under this Guaranty or under the terms of any documents securing payment hereof or otherwise relating hereto, or if under any circumstances, the amount of interest (including all amounts payable hereunder which are not denominated as interest but which constitute interest under the applicable laws) contracted for, charged or received under this Guaranty shall exceed the maximum amount of interest permitted by the applicable usury laws, then in any such event (a) the provisions of this paragraph shall govern and control, (b) Guarantors shall not be obligated to pay the amount of such interest to the extent that it is in excess of the maximum amount of interest permitted by the applicable usury laws, (c) any such excess interest which may have been collected shall be either applied as a credit against the then unpaid Guaranteed Obligations or, if the Guaranteed Obligations shall have been paid in full, refunded to Guarantors, and (d) the effective rate of interest shall be automatically reduced to the maximum lawful contract rate allowed under the applicable usury laws as now or hereafter construed by the courts having jurisdiction thereof.  It is further agreed that without limitation of the foregoing, all calculations of the rate of interest contracted for, charged or received under this Guaranty or under such other documents which are made for the purpose of determining whether such rate exceeds the maximum lawful contract rate, shall be made, to the extent permitted by applicable usury laws, by amortizing, prorating, allocating and spreading in equal parts during the full period during which this Guaranty is to be in effect, all interest at any time contracted for, charged or received from Guarantor or otherwise by the holder or holders hereof in connection with this Guaranty.

3.18

In case any of the provisions of this Guaranty shall for any reason be held to be invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect any other provisions hereof, and this Guaranty shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

3.19

In all instances herein, the singular shall be construed to include the plural and the masculine to include the feminine.

3.20

This Guaranty may be executed in multiple counterparts each of which shall constitute an original, but all of which when taken together shall constitute one and the same Guaranty.

3.21

THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND THE UNITED STATES OF AMERICA.  All actions or proceedings with respect to the Guaranteed Obligations or this Guaranty may be instituted in the Courts of the State of Texas located in Harris County, Texas or the United States District Court for the Southern District of Texas, and by execution and delivery of this Guaranty, Guarantors and Bank each irrevocably and unconditionally submit to the jurisdiction (both subject matter and personal) of each such Court, and irrevocably and unconditionally waive (a) any objection such party may now or hereafter have to the laying of venue in any such Courts, (b) any claim that any action or proceeding brought in any of such Courts has been brought in an inconvenient forum, and (c) any right to bring any action or proceeding with respect to the Guaranteed Obligations or this Guaranty in any forum other than the courts named above in this Section.

3.22

Each Guarantor represents and warrants to Bank that this Guaranty is a valid, binding and enforceable obligation of each Guarantor and does not violate any provisions of any law, rule, regulation, contract or agreement enforceable against such Guarantor.

3.23

This Guaranty is solely and exclusively between Guarantors and the Bank, and any obligations created herein shall be the sole obligations of the parties hereto.  No party shall have recourse to any parent, subsidiary, partner, joint venturer, affiliate, director or officer of the other party for performance of said obligations unless the obligations are assumed in writing by the Person against whom recourse is sought.

3.24

Each  Guarantor agrees that it may not merge or consolidate with any other Person (as defined in the Credit Agreement) other than mergers between Borrower and Guarantors, so long as (i) Borrower remains the surviving entity after such merger or mergers and (ii) Guarantors keep Bank fully apprised of any such merger or mergers.

3.25

Each Guarantor hereby agrees that a counterpart of this Guaranty bearing the signature of such Guarantor may be effectively delivered to the Bank by the delivery of an electronic facsimile sent via telecopier; and that such Guarantor shall be bound by his facsimile signature thereon.

[signature page follows]

EXECUTED this 1st of August, 2003.

GUARANTORS:

CHUSEI (U.S.A.) INC.

By:    "Stephen P. Mayeux"

Stephen P. Mayeux

Vice President and Assistant Secretary

Address:

12502 Bay Area Boulevard

Pasadena, Texas 77507

Attention: Stephen P. Mayeux

Facsimile: (281) 424-2731

FORBES MEDI-TECH (USA) INC.

By:    "Charles Butt"

Charles Butt

  President

Address:

c/o Forbes Medi-Tech Inc.

200-750 West Pender Street

Vancouver, British Columbia

Canada V6C 2T3

Attention: Charles Butt

Facsimile: (604) 689-7641

UNCONDITIONAL GUARANTY

This guaranty (“Guaranty”) is executed this “18” day of "December", 2003 by Forbes Medi-Tech, (USA) Inc., 750 West Pender Street, Suite 200, Vancouver, BC V6C 2  , Canada in favor of SWBT Capital, LLC (together with its affiliates, subsidiaries and parent company, the “Company”).

          A.     Forbes Medi-Tech (USA), Inc. desires to have Company provide Phyto-source, L.P. (“Customer”) with various equipment, software and services (collectively “Equipment”) pursuant to that certain Master Lease Agreement dated as of October 22, 2003 and any and all related Schedules thereto (collectively, the “Agreement”);

          B.     In order to induce the Company to enter into the Agreement, the undersigned (and each of them if more than one, the “Guarantor”) hereby, jointly and severally, unconditionally guarantees and promises to Company as follows:

          1.     Payment and Performance. The Guarantor irrevocably and unconditionally and jointly and severally guarantees to Company the full and prompt payment and performance of the Guaranteed Indebtedness (as hereinafter defined). The term “Guaranteed Indebtedness”, as used herein, means all of the indebtedness and obligations of, and amounts payable by, the Customer under, and each of its agreements, covenants and conditions contained in the Agreement. The term “Guaranteed Indebtedness” shall include, without limitation, any and post-petition interest and expenses (including attorney’s fees) whether or not allowed under bankruptcy, insolvency or similar law.

          2.     Waiver of Notice of Modification of Agreement. The Guarantor hereby consents that at any time and from time to time without notice to the Guarantor, the time for Customer’s performance of or compliance with any of its obligations contained in the Agreement may be extended or such performance or compliance may be waived by the Company; such Agreement may from time to time be amended for the purpose of adding any provision thereto or changing any manner the rights of  Company or of Customer thereunder, payment of any sums due or to become due under the Agreement may be extended, in whole or in part; and the term of the Agreement may be waived by the Company in its sole discretion, all without affecting the liability of the Guarantor hereunder.

          3.     Company Remedies. Company may pursue its rights and remedies under this Guaranty and shall be entitled to payment hereunder and to enforce all of its other rights hereunder notwithstanding any other guaranty of, or security for, all or any part of the obligations of Customer under the Agreement and notwithstanding any action taken or omitted to be taken by Company to enforce any of its rights or remedies under such other guaranty or with respect to any other security, or any payment received thereunder. If the Company is required to enforce the Agreement and/or this Guaranty and in any judicial proceeding or appeal thereof, the Guarantors shall reimburse the Company for all costs and expenses, including, without limitation, reasonable accountants’, attorneys’, attorney assistants’, and expert witness fees, costs of investigation and proof of facts, court costs, other litigation expenses and travel and living expenses, whether incurred prior to, in preparation for or in contemplation of the filing of any written demand, claim, action, hearing or proceeding to enforce the  Agreement and/or this Guaranty.

          4.     Assignment of Guaranty. Company may assign this Guaranty or any rights and powers hereunder with any assignment of the Agreement, or any part thereof, or any sums due or to become due, or any rights, claims, powers and remedies thereunder and, in the event of such assignment, such assignee shall have the  same rights and remedies as if originally named herein. This Guaranty is binding not only on Guarantor, but on Guarantor’s successors and assigns; provided that Guarantor may not assign its obligations under this Guaranty.

          5.     Waiver of Presentment, Demand, and Protest. Guarantor hereby waives diligence, presentment of any instrument, demand for payment, protest and notice of nonpayment or protest and the performance of each and every condition precedent to which Guarantor might otherwise be entitled by law and notice of the creation or accrual of any of the obligations of Customer to Company under the Agreement and all demands whatsoever.

          6.     Independent Obligation. Company’s obligations shall be deemed to have been created, contracted or incurred in reliance upon this Guaranty. The obligations of the undersigned hereunder are joint and several, and are independent of the obligations of Customer. A separate action or actions may be brought and prosecuted against Guarantor, or any of them, whether an action is brought against Customer or whether Customer be joined in any such action or actions.

          7.     Unconditional Guaranty. This Guaranty shall be a continuing, absolute, irrevocable and unconditional guaranty of payment and performance, and not a guaranty of collection, and Guarantor shall remain liable on its obligations hereunder until the payment and performance in full of the Guaranteed Indebtedness irrespective of the validity, or enforceability of (i) any of the obligations of Customer to Company as aforesaid or (ii) the Agreement or (iii) any security therefore, and notwithstanding any present or future law or order of any government (de jure or de facto) or of any agency thereof purporting to reduce, amend or otherwise affect any obligation of Customer or other obligor or to vary any terms of payment, and irrespective of any other circumstance which might otherwise constitute a legal or equitable discharge of a surety or a guarantor. No set-off, counterclaim, recoupment, reduction, or dimunition of any obligation, or any defense of any kind or nature which Customer, Company, or any other party shall be available to, or shall be asserted by, Guarantor against Company or any subsequent holder of the Guaranteed Indebtedness or any part thereof or against payment of the Guaranteed Indebtedness or any part thereof.

          8.     Waiver of Jury, Guarantor Defined. Guarantor hereby waives any and all right to a trial by jury in any action or proceeding based hereon. If there is but a single Guarantor, then all words used herein shall be deemed to have been used in the singular where the context and construction so require; and if the Guaranty is executed by more than one Guarantor, the word “Guarantor” shall mean all and any one or more of them.

          9.     Cumulative Rights. If Guarantor becomes liable for any indebtedness owing by Customer to Company by endorsement or otherwise, other than under this Guaranty, such liability shall not be in any manner impaired or affected hereby and the rights of Company hereunder shall be cumulative of any and all other rights that Company ma ever have against Guarantor. The exercise by Company of any right or remedy hereunder or under any other instrument, or at law or in equity, shall not preclude the concurrent or subsequent exercise of any other right or remedy.

          10.     Payment, Subrogation. In the event or default by Customer in payment or performance of the Guaranteed Indebtedness, or any part thereof, when such Guaranteed Indebtedness becomes due, whether by its terms, by acceleration, or otherwise, Guarantor shall promptly pay the amount due thereon to Company without notice or demand in lawful currency of the United States of America and it shall not be necessary for Company, in order to enforce such payment by Guarantor, first to institute suit or exhaust its remedies against Customer or others liable on such Guaranteed Indebtedness, or to enforce any rights against any collateral which shall ever have been given to secure such Guaranteed Indebtedness. Until the Guaranteed Indebtedness is paid in full, Guarantor waives any and all rights it may now or hereafter have under any agreement or at law or in equity (including, without limitation, any law subrogating the Guarantor to the rights of Company) to assert any claim against or seek contribution, indemnification or any other form of reimbursement from Customer or any other party liable for payment of any or all of the Guaranteed Indebtedness for any payment made by Guarantor under or in connection with this Guaranty or otherwise.

          11.     Acceleration. If acceleration of the time for payment of any amount payable by Customer under the Guaranteed Indebtedness is stayed upon the insolvency, bankruptcy, or reorganization of Customer, all such amounts otherwise subject to acceleration under the terms of the Guaranteed Indebtedness shall nonetheless be payable by Guarantor hereunder forthwith on demand by Company.

          12.     No Defense. Guarantor hereby agrees that its obligations under this Guaranty shall not be released, discharged, diminished, impaired, reduced, or affected for any reason or by the occurrence of any event, including without limitation, one or more of the following events, whether or not with notice to or the consent of Guarantor: (a) the taking or accepting of collateral as security for any or all of the Guaranteed Indebtedness or the release, surrender, exchange, or subordination of any collateral now or hereafter securing any or all of the Guaranteed Indebtedness; (b) any partial release of the liability of Guarantor hereunder, or the full or partial release of any other guarantor from liability for any or all for the Guaranteed Indebtedness; (c) any disability of Customer, or the dissolution, insolvency, or bankruptcy of Customer, Guarantor, or any other party at any time liable for the payment of any or all of the Guaranteed Indebtedness; (d) any renewal, extension, modification, waiver, amendment or rearrangement of any or all of the Guaranteed Indebtedness or any instrument, document, or agreement evidencing, securing, or otherwise relating to any or all of the Guaranteed Indebtedness; (e) any adjustment, indulgence, forbearance, waiver, or compromise that may be granted or given by Company to Customer, Guarantor, or any other party ever liable for any or all of the Guaranteed Indebtedness; (f) any neglect, delay, omission, failure, or refusal of Company to take or prosecute any action for the collection of any of the Guaranteed Indebtedness or to foreclose or take or prosecute any action in connection with any instrument, document or agreement evidencing, securing, or otherwise relating to any or all of the Guaranteed Indebtedness; (g) the unenforceability or invalidity of any or all of the Guaranteed Indebtedness or of any instrument, document, or agreement evidencing, securing, or otherwise relating to any or all of the Guaranteed Indebtedness; (h) any payment by Customer or any other party to Company is held to constitute a preference under applicable bankruptcy or insolvency law or if for any other reason Company is required to refund any payment or pay the amount thereof to someone else; (i) the settlement or compromise of any of the Guaranteed Indebtedness; (j) the non-perfection of any security interest or lien securing any or all of the Guaranteed Indebtedness; (k) any impairment of any collateral securing any or all of the Guaranteed Indebtedness; (l) the failure of Company to sell any collateral securing any or all of the Guaranteed Indebtedness in a commercially reasonable manner or as otherwise required by law; (m) any change in the corporate existence, structure, or ownership of Customer; or (n) any other circumstance which might otherwise constitute a defense available to, or discharge of, Customer or Guarantor.

          13.     Representations and Warranties. Guarantor represents and warrants to the Company as follows:

          (a)     Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the stat of its organization, is qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure to so qualify would have a material adverse effect on its business, financial condition, or operations.

          (b)     Guarantor has the power, authority and legal right to execute, deliver, and perform its obligations under this Guaranty and this Guaranty constitutes the legal, valid, and binding obligation of Guarantor, enforceable against Guarantor in accordance with its respective terms, except as limited by bankruptcy, insolvency, or other laws of genera application relating to the enforcement of creditor’s rights.

          (c)     The execution, delivery, and performance by Guarantor of this guaranty have been duly authorized by all requisite action on the part of Guarantor and do not and will not violate or conflict with its organizational or governance documents or any law, rule, or regulation or any order, writ, injunction or decree of any court, governmental authority or agency, or arbitrator and do not and will not conflict with, result in a breach of, or constitute a default under, or result in the imposition of any lien upon any assets of Guarantor pursuant to the provisions of any indenture, mortgage, deed of trust, security agreement, franchise, permit, license, or other instrument or agreement to which the guarantor or its properties is bound.

          (d)     No authorization, approval, or consent of, and no filing or registration with, any court, governmental authority, or third party is necessary for the execution, delivery or performance by Guarantor of this Guaranty or the validity or enforceability thereof.

          (e)     The value of the consideration received and to be received by Guarantor as a result of Customer and Company entering into the Agreement and Guarantor executing and delivering this Guaranty is reasonably worth at least as much as the liability and obligation of Guarantor hereunder, and such liability and obligation and the Agreement have benefited and may reasonably be expected to benefit Guarantor directly or indirectly.

          (f)     Guarantor represents and warrants to Company that Guarantor is not insolvent, Guarantor’s assets do not exceed its liabilities, and Guarantor will not be rendered insolvent by the execution and performance of this Guaranty.

          14.     Amendment and Waivers. No amendment of any provision of this Guaranty or consent to any departure by the Guarantor therefrom shall in any event be effective unless the same shall be in writing and signed by Company. No failure on the part of Company to exercise, and no delay in exercising, any right, power, or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

          15.     Reliance. Guarantor recognizes that Company is relying upon this Guaranty and the undertakings of Guarantor hereunder in making extension of credit to Customer under the Agreement and further recognizes that the execution and delivery of this Guaranty is a material inducement to Company entering into the Agreement. Guarantor hereby acknowledges that there are no conditions to the full effectiveness of this Guaranty.

          16.     Choice of Law and Venue. This Guaranty is executed and delivered as an incident to a leasing transaction negotiated, consummated, and performable in Harris County, Texas, and shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to the principles of conflicts of law. Any action or proceedings against Guarantor under or in connection with this Guaranty maybe brought in any state or federal court in Harris county, Texas, and Guarantor hereby irrevocably submits to the nonexclusive jurisdiction of such courts, and waives any objection it may now or hereafter have as to the venue of any such action or proceeding brought in such court. Guarantor agrees that service of process upon it may be made by certified or registered mail, return receipt requested, at its address specified in the Agreement. Nothing herein shall affect the right of Company to serve process in any other matter permitted by law or shall limit the right of Company to bring any action or proceeding against Guarantor or with respect to any of Guarantor’s property in courts in other jurisdictions. Any action or proceeding by Guarantor against Company shall be brought only in a court located in Harris County, Texas.

          17.     Waiver of Notice. Guarantor hereby waives promptness, diligence, notice of any default under the Guaranteed Indebtedness, demand of payment, notice of acceptance of this Guaranty, presentment, notice of protest, notice of dishonor, notice of the incurring by Customer of additional indebtedness, and all other notices and demands with respect to the Guaranteed Indebtedness and this Guaranty.

          18.     Incorporation of Agreement. The Agreement, and all of the terms thereof, are incorporated herein by reference, the same as if stated verbatim herein, and Guarantor agrees that Company may exercise any and all rights granted to it under the Agreement without affecting the validity or enforceability of this Guaranty. Any notices given hereunder shall be given in the manner provided by and to the addresses set forth herein.

         19.     Independent Information. Guarantor hereby represents and warrants to Company that Guarantor has adequate means to obtain from Customer on a continuing basis information concerning the financial condition and assets of Customer and that Guarantor is not relying upon Company to provide (and Company shall have no duty to provide) any such information to Guarantor either now or in the future.

          20.     Imaging. Guarantor understands and agrees that (i) Company’s document retention policy involves the imaging of executed lease documents and the destruction of the paper originals, and (ii) Guarantor waives any right that it may have to claim that the imaged copies of the lease documents are not originals.

          21.     FINAL AGREEMENT. THIS AGREEMENT EMBODIES THE FINAL, ENTIRE AGREEMENT OF GUARANTOR AND COMPANY WITH RESPECT TO GUARANTOR’S GUARANTY OF THE GUARANTEED INDEBTEDNESS AND SUPERSEDES ANY AND ALL PRIOR COMMITMENT, AGREEMENTS, REPRESENTATIONS, AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF AND MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREMENTS OR DISCUSSIONS OR OTHER EXTRINSIC EVIDENCE OF ANY NATURE. THERE ARE NO ORAL AGREEMENTS BETWEEN GUARANTOR AND COMPANY. THIS GUARANTY MAY NOT BE AMENDED EXCEPT IN WRITING BY GUARANTOR AND COMPANY.

          IN WITNESS WHEREOF, each of the undersigned has hereunto affixed his or her signature on the same day and year as the Agreement was executed.

GUARANTOR:

Forbes Medi-Tech (USA), Inc.

“Charles A.  Butt”

(signature)

Charles A. Butt

(print name)

President

(title)

SWBT Capital, LLC

5 Post Oak Park, 4400 Post Oak Parkway

Houston, TX  77027

CORPORATE SECRETARY’S CERTIFICATE

I hereby certify that:

1.         I am the duly elected and incumbent __---__ Secretary of Forbes Medi-Tech (USA), Inc. (“Guarantor”) and as such I am the custodian of the Guarantor’s records and seal.

2.         The Guarantor is duly incorporated, validly existing and in good standing under the laws of the State of __Delaware_____, and has the corporate power and is duly authorized to enter into an Unconditional Guaranty in favor of SWBT Capital, LLC, a copy of which is attached hereto.

3.         The Guarantor’s entering into the Unconditional Guaranty and the performance by the Guarantor of its obligations thereunder will not violate the Guarantor’s Charter, by-laws, resolutions or other governing documents or any agreement, other obligation or restriction by which Guarantor is bound or to which the Guarantor or its properties are subject, or any applicable governmental statute, ordinance, order, rule or regulation.

4.         “Charles Butt”, whose signature appears on the Unconditional Guaranty, is on the date hereof and was on the date of the Unconditional Guaranty, the duly elected, qualified and acting “President” of the Guarantor and as such is authorized to execute the Unconditional Guaranty for and on behalf of the Guarantor.

IN WITNESS WHEREOF, I have hereunto set my hand as the __---__ Secretary of the Guarantor and affixed the Guarantor’s corporate seal this “18th” day of “December”, 2003.

(seal)

SIGNED: X

“Michelle Martin”

NAME TYPED OR PRINTED:

Michelle Martin

ON THIS ninth day of August, two thousand and two.

B E F O R  E :

Mtre. JOSEPH TUTINO, the undersigned Notary for the Province of Quebec, practising in the City and District of Montreal.

A P P E A R E D :

FORBES RESEARCH & MANUFACTURING INC., a corporation duly constituted under the Canada Business Corporations Act, having its registered office at 750 West Pender Street, Suite 200, in the City of Vancouver, Province of British Columbia, V6C 2T8, herein acting and represented by Jack Miller, its Representative, duly authorized to act herein in virtue of a Resolution adopted by the Corporation on the sixth day of August, two thousand and two (2002), a certified true copy of said Resolution remains hereto annexed after having been acknowledged as true and signed for identification by the said representative with and in the presence of the undersigned notary.

Hereinafter called: the "Vendor";

W H I C H said Vendor has hereby sold and conveyed without any warranty whatsoever on the part of the Vendor, save and except for the specific representations and warranties of the Vendor contained herein;

U N T O :

3824527 CANADA INC., a corporation duly constituted under the Canada Business Corporations Act, having its registered office at 230 Bernard-Belleau Street, Suite 130, in the City of Laval, Province of Quebec, H7V 4A9, herein acting and represented by Bernardo Kohn, its President, duly authorized to act herein in virtue of a Resolution adopted by the Corporation on the thirty-first day of July, two thousand and two (2002), a certified true copy of said Resolution remains hereto annexed after having been acknowledged as true and signed for identification by the said representative with and in the presence of the undersigned notary

Hereinafter called: the "Purchaser";

hereto present and accepting the following immovable property, namely:

DESCRIPTION

That certain emplacement fronting on Des Forges Street, in the City of Amqui, Province of Quebec, known and designated on the Official Cadastre of Brochu, Registration Division of Matapedia, as being composed of:

(a)  lot ONE THOUSAND THREE HUNDRED AND FORTY-FIVE (1345) on the said Official Cadastre of Brochu, Registration Division of Matapedia;

(b)

lot ONE THOUSAND THREE HUNDRED AND FORTY-SIX (1346) on the said Official Cadastre of Brochu, Registration Division of Matapedia; and

(c)

subdivision ONE of lot ONE THOUSAND THREE HUNDRED AND FORTYEIGHT (1348-1) on the said Official Cadastre of Brochu, Registration Division of Matapedia.

With the buildings thereon erected bearing civic number 310 of the said Des Forges Street, in the City of Amqui, Province of Quebec, G5J 3A8.

Subject to a servitude of passage in favour of the City of Amqui for the passage of underground sewage pipes, as established under the terms of the Deeds published in the land register for the Registration Division of Matapedia under the numbers 109172 and 109490.

Subject to a servitude of passage in favour of the Cooperative Federee du Quebec, as established under the terms of the Deed published in the land register for the Registration Division of Matapedia under the number 92206.

The whole as shown on the Certificate of Location prepared by Eric Bernard, Quebec Land Surveyor, on the fourteenth day of June, two thousand and two (2002), under minute number 228, and file number 1300(S)-634 of his records, which Certificate of Location the Purchaser acknowledges having examined and being satisfied therewith.

As the said property now subsists, with all its rights, members and appurtenances, without exception or reserve of any kind on the part of the Vendor.

Hereinafter called: the "Property";

TITLE

The Vendor acquired the Property from Bayer Inc. pursuant to a Deed of Sale executed under private signature on the sixteenth day of December, nineteen hundred and ninety-eight (1998), and published in the land register for the Registration Division of Matapedia under the number 140647.

REPRESENTATIONS AND WARRANTIES

1.

Vendor's Representations and Warranties: The Vendor hereby represents and warrants to the Purchaser that:

a.

The Property is free and clear of all conventional hypothecs, legal hypothecs, prior claims, expropriations or notices of expropriation;

b.

All taxes, assessments and transfer duties due and exigible as of the date hereof have been paid in full without subrogation;

c.

The Vendor is a corporation resident in Canada and is not a "non-resident person" within the meaning of sub-section 11 6(1) of the Federal Income Tax Act and Articles 1097 to 1102 of the Quebec Taxation Act, and it has no intention of changing such residence; the Vendor making the present declaration conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and in virtue of the Canada Evidence Act;

d.

The Vendor is a corporation duly incorporated, organized and validly subsisting under the laws of Canada and has all requisite corporate power, authority and capacity to execute and deliver and to perform each of its obligations pursuant to this Deed of Sale and to transfer registered and beneficial title to the Property to the Purchaser in accordance with the terms of the offer to purchase executed between the parties, neither the execution of this Deed of Sale nor the performance (such performance shall include, without limitation, the exercise of any of the Vendor's rights and compliance with each of the Vendor's obligations hereunder) by the Vendor of the transaction contemplated hereunder will violate: (i) the Vendor's corporate charter, (ii) any agreement to which the Vendor is bound, (iii) any judgment or order of a court of competent authority or any Government Authority, or (iv) any applicable law;

e.

The Vendor has not received any notice or complaint of non-compliance of any laws, or statutes, including any that may be related to environmental matters, by any governmental, municipal, regulatory, or other body with respect to the Property which has not been fully complied with;

f.

To the best of its knowledge, the building situate on the Property is not insulated with urea formaldehyde foam and does not contain asbestos and that the business operated in or upon the Property by the Vendor has been conducted in substantial compliance with all environmental laws;

g.

There are no contracts, agreements, options, rights of first refusal, rights of first offer or other rights to acquire the Property between the Vendor and any third parties impairing the Vendor's ability to convey free and clear title to the Property or the Vendor's legal and/or beneficial interest therein;

h. Other than as provided in the offer to purchase executed between the parties, there are no employees employed by the Vendor directly or indirectly, nor employee associations or unions that have any claim against (he Property through the Vendor or for which the Vendor has any knowledge for which the Purchaser will have any liability or obligation of any kind whatsoever; and

i.

It has not entered into any new agreements, contracts or obligations with respect to the Property that would be binding upon the Purchaser between the date of acceptance of the offer to purchase executed between the parties and the date of these presents.

2.

Purchaser's Representations and Warranties: The Purchaser hereby represents and warrants to the Vendor that:

a.

The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of Canada and of the Province of Quebec with full power and authority to enter into and perform all of its obligations under this Deed of Sale ; neither the execution of this Deed of Sale nor the performance by the Purchaser of the transactions contemplated hereunder will violate: (i) the Purchaser's corporate charter, (ii) any agreement to which the Purchaser is bound, (iii) any judgment or order of a court of competent authority or any Government Authority, and (iv) any applicable law;

b.

The Purchaser is a registrant under the Excise Tax Act (Canada) and the Quebec Sales Tax Act for the purpose of the GST and the QST. The Purchaser shall be responsible for any GST and QST payable with respect to the purchase of the Property and shall report the transaction in accordance with the requirements of the Excise Tax Act (Canada) and the Quebec Sales Tax Act and indemnify the Vendor with respect to any GST and QST payable; and

c.

The Purchaser is a corporation resident in Canada and is not a "non-resident person" within the meaning of sub-section 116(1) of the Federal Income Tax Act and Articles 1097 to 1 102 of the Quebec Taxation Act, and it has no intention of changing such residence; the Purchaser making the present declaration conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and in virtue of the Canada Evidence Act.

3.

All of the representations and warranties contained in this Deed of Sale shall survive the closing date for a period of twenty-four (24) months.

EXCLUSIONS OF WARRANTY

Except for the specific representations and warranties of the Vendor contained in this Deed of Sale, this sale is made without any warranty whatsoever on the part of the Vendor. Without limiting the generality of the foregoing, there shall be no warranty as to title, no warranty against latent defects and no warranty that the Property complies with provincial or municipal laws, regulations or any fire regulation or that it complies with any ordinance of any government body or agency whatsoever and no warranty with respect to the quality of the Property and the quality of the Property's soil, the Purchaser hereby acknowledging that, subject to what is otherwise set forth herein, it is purchasing the Property at its own risk and peril. The Purchaser acknowledges that it has not relied on any documentation or information which it may have obtained from the Vendor and that it independently verified all information and documentation obtained from the Vendor. The Purchaser further acknowledges that it is an experienced purchaser of real estate and that it has examined the Property and all characteristics thereof which it deemed necessary and that it has conducted, to its satisfaction, all such examinations. Furthermore, the Purchaser hereby acknowledges that it and its agents had access to the Property without interference in their examination of the Property.

CONDITIONS

l.

Vendor's conditions:

a.

The Vendor does hereby cede, transfer and assign to the Purchaser any and all existing warranties to which it has any right or interest relating to the Property, to the extent assignable, if any; and

b.

The Vendor does hereby cede, transfer and assign to the Purchaser any and all existing service contracts, other than those that are cancelled, if any.

2.

Purchaser's conditions:

a.

To pay all taxes and assessments, municipal and school, general and special, imposed upon the Property as and from this date, and a proportionate part of those for the current year, reckoned from said date, and all future instalments in capital and interest of all special assessments presently affecting the Property, payment whereof is permitted to be made by instalments;

b.

Not to call upon the Vendor to furnish any title deeds, certificates of location nor any certificates of search;

c.

To pay the costs of this Deed, of its publication and of all necessary copies;

d.

To assume all of the obligations and liabilities of the Vendor arising or accruing from and after the execution of these presents;

e.

To assume and indemnify the Vendor of all of the obligations for events posterior to the execution of these presents under those service contracts that the Purchaser has accepted in writing to undertake, as well as those pursuant to the Floxal Nitrogen Supply Agreement entered into on the twenty-fourth day of February, nineteen hundred and ninety-nine (1999) between the Vendor and Air Liquide Canada Inc., the Vendor hereby representing that it is not in default of its obligations pursuant to such agreement other than in respect of the payment to Air Liquide Canada Inc. of an outstanding account for supplied products which shall be paid forthwith with the proceeds of the present sale, and that such agreement shall continue to be in full force and effect as of this date; and

f.

To sign any and all documents necessary in order to grant the Vendor first ranking movable hypothecs, subject to the Purchaser's right to require subordination from the Vendor in favour of an institutional lender of the Purchaser, which shall charge the universality of all present and future movable property used by the Purchaser in relation to the business to be carried on, in or upon the Property, as well as the universality of present and future insurance proceeds, indemnities and policies in relation to the said universality of movables.

OWNERSHIP, POSSESSION AND CONDITONS

In virtue of these presents the Purchaser has become owner of the Property and shall have vacant possession thereof forthwith. The Vendor warrants that the Property is free and clear of any leases and/or occupancy agreements.

ADJUSTMENTS

The parties declare that they have made the usual adjustments between them as of this day, according to the statements of account herein supplied. If other adjustments become necessary due to any errors, omissions or changes, the parties hereby undertake to make such re-adjustments between them and from the same date.

DECLARATION CONCERNING THE PRE-CONTRACT

This sale is made in execution of the offer to purchase, including all counter-offers forming part thereof, executed between the parties. In the event of conflict between the offer to purchase and the present Deed of Sale, the terms and conditions of th is Deed shall prevail.

PRICE

The present sale is thus made for and in consideration of the price of ONE MILLION THREE HUNDRED THOUSAND DOLLARS ($1,300,000.00), on account whereof the Vendor acknowledges to have received from the Purchaser, previous to the execution hereof, the sum of ONE HUNDRED THOUSAND DOLLARS ($100,000.00), whereof quit for so much.

As for the balance or remaining sum of ONE MILLION TWO HUNDRED THOUSAND DOLLARS ($1,200,000.00), (the" balance of price of sale"), the Purchaser hereby undertakes to pay same to the Vendor as follows: the balance of price sale shall bear interest at six and a one-half percent (61/2%) per annum, calculated monthly but not in advance, payable in eighty-five (85) instalments as follows: one (I) instalment shall be for an amount of THREE HUNDRED AND FIFTY THOUSAND DOLLARS ($350,000.00), in principal, plus all accrued interest on said sum at the afore-mentioned interest rate, shall be due and payable on the ninth day of May, two thousand and three (2003), and the remaining sum of EIGHT HUNDRED AND FIFTY THOUSAND DOLLARS ($850,000.00), shall be payable in eighty-four (84) monthly instalments of TWELVE THOUSAND SIX HUNDRED AND TWENTY-TWO DOLLARS AND TWO CENTS ($12,622.02) each of blended principal and interest and being due and payable on the ninth day of each month commencing with the ninth day of September, two thousand and two (2002), and to and including the ninth day of August, two thousand and eight (2008), subject to the right of the Vendor to demand immediate payment of the entire balance of price of sale together with all unpaid interest upon the occurrence of an Event of Default as hereinafter defined in this Deed of Sale.

The Purchaser shall be entitled to prepay at any time or times part or all of the outstanding principal of the balance of price of sale and/or accrued interest thereon without notice and without payment of any bonus or penalty.

PRINCIPAL HYPOTHEC

To secure the repayment of the balance of price of sale in capital, interest, costs, accessories, and the performance of all the obligations of the Purchaser herein, the latter hereby hypothecates in favour of the Vendor, to the extent of the said balance due to the Vendor, with interest at the rate of six and one-half per cent (6-1/2%) per annum, the Property presently sold.

ADDITIONAL HYPOTHEC

Furthermore, to secure the payment of all sums not secured by the principal hypothec created hereinabove, and in particular. interest due for the current and three preceding years, and all other amounts expended by the Vendor to protect its hypothecary claim, including, but not limited to, insurance premiums, taxes, costs, and other accessories, and additional hypothec equal to twenty per cent (20%) of the balance of price of sale is hereby also created by the Purchaser on the Property, in favour of the Vendor.

INSURANCE

The Purchaser binds and obliges itself to insure against loss by fire, and all other risks and perils normally covered by insurance, all the buildings which are or will be affected by the present hypothec for their full replacement value or, with the Vendor's consent, to the extent of an amount which must never be less than the amount of the present balance of price of sale plus all other sums secured by a higher-ranking hypothec or a prior claim on the immovable property herein sold.

The Purchaser hereby binds and obliges itself to ensure, as the Vendor's mandatary, that the policies include the usual hypothecary clause in favour of the Vendor, to inform the insurer of the Vendor's hypothecary rights, to deliver the policies to the Vendor, which policies shall contain the clauses usually stipulated in policies covering the same kind of risks, to maintain the policies in effect until fu 11 repayment of the present balance of price of sale, and to deliver to the Vendor, at least fifteen (15) days prior to the expiry of all such policies, receipts evidencing their renewal.

Should the Purchaser fail to fulfil any of these obligations, the Vendor, without prejudice to any of its other recourses, may take out any new insurance policies on the Purchaser's behalf and claim the immediate repayment of premiums,, with interest from the day of their payment at the rate stipulated hereinabove. The Vendor may also, at the Purchaser's expense, notify any interested insurance company which has not yet received notice of the present hypothec, a copy or extract of these presents being sufficient for this purpose.

The Purchaser shall advise the Vendor of any loss or damage without delay and shall not undertake repairs or reconstruction until the Vendor has examined the premises and approved the proposed work which said approval shall not be unduly refused or delayed. If the insurance proceeds are at least twice the amount of the remaining balance of sale, or, if the Purchaser is in default under the terms hereof, then all insurance proceeds shall be paid directly to the Vendor to the extent of its claim, and the Vendor may impute the proceeds to the payment of its claim. In all other circumstances the Vendor must return the said proceeds to the Purchaser to enable the latter to rebuild or repair the Property, without, in either case, any reduction in or modification of the Vendor's hypothec or other rights in any manner whatsoever, save by the signature of a notarial acquittance acknowledging a reduction in the amount of the present balance of price of sale, provided that the Vendor is satisfied and consents to the plans and specifications for the said reconstruction, which consent cannot be unduly wittheld.

HYPOTHEC ON RENTS

As further security for the performance of its obligations, the Purchaser hereby hypothecates, to the extent of the same amount and for the same purposes as indicated in the "PRINCIPAL HYPOTHEC" clause hereinabove,  all the rents, present and future derived from the rental of all or part of the Property,  as well as the insurance indemnity payable under all insurance policies covering or which may cover the rent, as the case may be.

The Purchaser undertakes to deliver to the Vendor, on request, all the leases affecting the Property and all policies insuring the rent.

Provided an Event of Default as hereinafter defined in this Deed of Sale has not occurred and the Vendor has not notified it of its intention to collect the rent, the Vendor authorizes the Purchaser to continue to collect the rent as it falls due.

Upon the occurrence of an Event of Default as hereinafter defined in this Deed of Sale, the Vendor may, without prejudice to its other rights and recourses, avail itself of this hypothec by notifying the Purchaser and the tenants of its intention to do so. It may renew or grant leases in the Purchasers name upon such terms and conditions as it may deem appropriate. The rent collected shall be used, at its discretion, to pay itself a commission of five per cent (5%) of the gross income as administration expenses, pay the interest on its claim, taxes, instalments of capital, the cost of repairs, and other expenses, the whole without reducing or otherwise affecting its rights or hypothecs in any manner whatsoever, save by the signature of a notarial acquittance acknowledging a reduction in the amount of the present balance of price of sale. The Purchaser hereby ratifies in advance all acts of administration performed by the Vendor and accepts all statements submitted by it as being equivalent to the rendering of an account. The Vendor shall not be liable for any loss or damage incurred as a result of its administration, except for gross negligence.

CHARGES AND CONDITIONS

1.

Hypothecs or prior claims

The Purchaser undertakes to keep the Property free of all prior claims, hypothecs, or encumbrances whatsoever which might have precedence over the Vendor's rights, save those declared herein below. It binds and obliges itself to furnish at its expense to the Vendor, on request, any renunciation, cession of rank, acquittance, or release which the latter may reasonably deem necessary to protect the priority of its rights on the immovable Property herein sold and hypothecated.

2.

Payment of taxes and other rates and assessments

The Purchaser binds and obliges itself to pay as and when they fall due all assessments, rates, and taxes, whether federal, provincial, municipal, school, general, or special, which may affect and encumber the immovable Property presently sold at any time and have priority over the rights of the Vendor, and it shall deliver to the Vendor evidence The Purchaser binds and obliges itself to pay as and when they fall due all assessments, rates, and taxes, whether federal, provincial, municipal, school, general, or special, which may affect and encumber the immovable Property presently sold at any time and have priority over the rights of the Vendor, and it shall deliver to the Vendor evidence of the payment hereof in full without subrogation in favour of third persons, within thirty (30) days after any of them become due.

3.

Repayment of sums expended by the Vendor

The Purchaser shall repay to the Vendor, on demand, all mollies advanced by the latter to pay insurance premiums, taxes, assessments or other expenses arising from this sale, for the preservation of its security or to ensure the execution of any of the Purchaser's obligations, with interest on all such monies at the rate stipulated hereinabove from the date of such advance by the Vendor.

4.

Preservation of the Property

In order not to diminish the Vendor's security, the Purchaser shall maintain in good condition, without changing the destination thereof, the buildings now or hereafter erected on the Property, as well as any property which is or will be, by accession, incorporated into, united with, or attached or joined to the Property and is or will be considered immovable property by law. The Purchaser shall from time to time allow the Vendor to have access to the Property for the purpose of inspection.

Should the Purchaser neglect to maintain the Property in good condition or make the necessary repairs following notice by the Vendor to that effect, or if the Property is left vacant or unoccupied, the Vendor may, without prejudice to its other rights and recourses, enter the premises for the purpose of doing the work required or taking any other appropriate measures, the whole at the Purchaser's expense.

5.

Rental of the Property

The Purchaser undertakes not to grant acquittance for more than one month's rent in advance nor to lease the Property or any part thereof for a rent which is appreciably less than its rental value, without the Vendor's written consent. Furthermore, the Purchaser shall not alter any lease nor terminate same by anticipation without the written consent of the Vendor, so long as the latter is still an hypothecary creditor on the Property on condition that the Vendor shall not unduly withhold or delay any such consent.

6.

Delivery of documents

The Purchaser undertakes to deliver to the Vendor upon request all the title deeds relating to the Property which it may have in its possession. The Vendor may retain these documents until full and final repayment of the balance of price of sale.

7.

The Purchaser shall be entitled to alter or reconfigure the Property or to construct new buildings or improvements or otherwise make material changes to the Property provided it shall have first given to the Vendor sufficient details of its plans to do so and further provided that such alterations, reconfigurations, constructions or improvements shall not, in the reasonable judgment of the Vendor, decrease the value of the Property.

DEFAULT

The Purchaser or any subsequent owner of the Property shall be in default upon the occurrence of any of the following events ("Events of Default"):

a)

if it fails to fulfil the obligations arising from the insurance clause within five (5) business days of the receipt of written notice from the Vendor to do so;

b)

if it fails to pay, on their respective due dates, the instalments of capital and interest due under the terms hereof to the Vendor and which remains unpaid for more than ten (10) business days of the receipt of written notice from the Vendor to make such payment;

 c)        if it fails to fulfil the obligations arising from the clause of charges and conditions hereinabove, or any other clause hereof, (other than obligations whose failure of observance constitute specific Events of Default in this paragraph) and which it fails to remedy within thirty (30) days of the receipt of written notice from the Vendor to do so;

d)

if it makes an assignment of property in favour of its creditors, is put into bankruptcy, becomes insolvent, makes a proposal, or avails himself of the Companies' Creditors Arrangement Act;

e)

if it fails to obtain the release, within ten (10) days of notice of registration, of all legal construction hypothecs registered against the Property, unless it contests in good faith the validity of such registration and furnishes the Vendor with any supplementary security reasonably required by the latter to ensure the protection of its rights, in which case this obligation shall be suspended until a final judgment is rendered;

f)

if it fails to obtain the release, within ten (10) days of service of any writ of seizure of the Property in execution of a judgment against the Purchaser, unless it contests in good faith the validity of such seizure and furnishes the Vendor with any supplementary security reasonably required by the latter to ensure the protection of its rights, in which case this obligation shall be suspended until a final judgment is rendered;

g)

if it fails to obtain the release, within ten (10) days of notice of registration, of any prior notice of the exercise of a hypothecary right or any other right registered against the Property, or fails to remedy any default under the terms of another hypothec or charge affecting the Property, unless it contests in good faith the validity of such registration and furnishes the Vendor with any supplementary security reasonably required by the latter to ensure the protection of its rights, in which case this obligation shall be suspended until a final judgment is rendered;

h)

if it makes a materially false or materially inaccurate declaration herein;

i)

upon the occurrence of an Event of Default defined as such under the terms of the Moveable Hypothcc executed between the parties on this day before the undersigned notary, under number four thousand two hundred and eleven (4211) of his Original Minutes;

Upon the occurrence of an Event of Default, the Vendor shall be entitled, without prejudice to its other rights and recourses:

a)

to exact the immediate payment of the whole of its claim, in capital, interest, costs, and accessories;

b)

to execute any obligation which has not been fulfilled by the Purchaser, in the place and stead and at the expense of the latter;

c)

to exercise all the hypothecary recourses to which it is entitled by law, after having served and registered prior notice of the exercise of its hypothecary rights and respected the delay for surrender of the Property, the whole in accordance with articles 2748 and following of the Civil Code of Quebec;

d)

to exercise the resolutory clause hereinafter stipulated.

RESOLUTORY CLAUSE

Upon the occurrence of an Event of Default by the Purchaser, the Vendor shall have the right, should it deem it advisable, and without prejudice to its other recourses, to demand the resolution of the present sale, after having served on the appropriate party(ies) the prior notice required by law.

In such case, the Vendor shall take back the Property and the other property sold without the obligation to return any sums previously received in capital or interest, and without compensation for any repairs, improvements or additions made to the Property by anyone whatsoever, such sums on account, repairs, improvements and additions being forfeited to the Vendor as liquidated damages.

ELECTION OF DOMICILE

For the execution of the present deed, the Vendor and the Purchaser each hereby elect domicile at its respective address hereinabove mentioned. Each party hereto may change its domicile elected herein for another domicile located in Quebec, by written notice served on the other party. Should service be impossible at the domiciles hereinabove provided, the parties elect domicile at the office of the Clerk of the Superior Court of the District in which the Property is situated.

SOLIDARITY

If the term "Purchaser" includes more than one person, each of them is solidarity liable to the Vendor with respect to the obligations stipulated herein.

INDIVISIBILITY

The Purchaser's obligations are indivisible and may be claimed in their totality from each of his heirs, legatees, or legal representatives, in accordance with article 1520 of the Civil Code of Quebec, and similarly with respect to any surety or purchaser of the Property and his heirs, as the case may be.

INTERVENTION

To these presents intervened Mr. Bernardo Kohn, and Mrs. Miriam Kohn, wife of the said Bernardo Kohn, both residing and domiciled at 5260 Durocher Street, in the Borough of Outremont, City of Montreal, Province of Quebec, H2V 3Y I, (hereinafter collectively called the "Intervenants"), who, after having taken communication of these presents, bind and oblige themselves solidarity with the Purchaser, and with each other, for the repayment of the one (l) instalment for an amount of three hundred and fifty thousand dollars ($350,000.00), in principal, plus all accrued interest on said sum at the afore-mentioned interest rate, due and payable on the ninth day of May, two thousand and three (2003), plus interest on interest, and accessories thereto, and making the whole their personal affair and the said Intervenants hereby renouncing to the benefit of discussion and to the benefit of division. Furthermore, the obligations of the Intervenants will be indivisible in virtue of Article 1520 of the Civil Code of Quebec.

SPECIAL DECLARATIONS, RE: THE

 GOODS AND SERVICES TAX (GST)

AND THE QUEBEC SALES TAX (OST)

a) The Purchaser binds itself to hold the Vendor harmless and indemnified from any tax which may be exigible upon the Vendor in virtue of the "EXCISE TAX ACT" as a result of the present sale; the Purchaser binds and obliges itself to comply with subsection 228(4) and declares that its registration number with the appropriate authority is 892926411 RT and that as a result of the application of subsection 221(2) of the said Act, the input credit to the Purchaser is equivalent to the Goods and Services Tax which would otherwise have been payable under the terms of the said Act, and therefore no such tax is exigible as a result of the present sale.

b) The Purchaser binds itself to hold the Vendor harmless and indemnified from any tax which may be exigible upon the Vendor in virtue of an Act respecting QUEBEC SALES TAX (Bill 170) ("Act") as a result of the present sale; the Purchaser binds and obliges itself to comply with sub-section 438 and declares that its registration number with the appropriate authority is 1202113920TQ0001 and that as a result of the application of sub-section 423(2) of the said Act, the input refunds of the Purchaser is equivalent to the Sales Tax which would otherwise have been payable under the terms of the said Act, and therefore no such tax is exigible as a result of the present sale.

INTERPRETATIVE CLAUSE

Wherever the context requires it herein, the singular number shall be interpreted as plural, and the masculine gender as either feminine or neuter, as the case may be.

ENGLISH LANGUAGE CLAUSE

The Parties hereto declare that they have requested and do hereby confirm their request that the present Deed be drawn up in English; les parties aux presentes declarent qu'elles ont exige et par les presentes confirment leur demande que le present contrat soit redige en anglais.

PARTICULARS REQUIRED UNDER SECTION 9 OF
"THE ACT RESPECTING DUTIES ON
TRANSFERS OF IMMOVABLES"

The Parties hereto declare as follows, namely:

1. The Vendor is Forbes Research & Manufacturing Inc.;

2. The Purchaser is 3824527 Canada Inc.;

3. The Vendor's Address is: 750 West Pender Street, Suite 200, Vancouver, British Columbia, V6C 2T8;

4. The Purchaser's Address is: 230 Bemard-Belleau Street, Suite 130, Laval, Quebec, H7V 4A9;

5. The Property is located in the City of Amqui, Province of Quebec;

5.1 Pursuant to article 9 paragraph 2 of the said Act, the said transfer does not effect movables as that term is defined under the terms of article 1.0.1 of said Act.

The amount of the consideration is the sum of one million three hundred thousand dollars ($1,300,000.00);

The parties declare that the amount constituting the basis of imposition for the calculation of the transfer duty for the transfer of the Property is the 2002 municipal evaluation of the Property which is the sum of one million three hundred thousand dollars ($1,300,000.00); and

The amount of transfer duties is the sum of eighteen thousand dollars ($18,000.00).

WHEREOF ACTE, at the City of Montreal, under number four thousand two hundred and ten (4210) of the original minutes of the undersigned Notary.

AND AFTER DUE READING HEREOF, the

Parties and the Intervenants have signed in the presence of said Notary.

FORBES RESEARCH & MANUFACTURING INC.

per: "Jack Miller"

3824527 CANADA INC.

per: "Bernard Kohn"

        "Joe Tutino"

TRUE COPY of the Original hereremaining of record in my office.

                        "Joe Tutino"

NO.: 4210

August 9th, 2002

DEED OF SALE
by

FORBES RESEARCH & MANUFACTURING INC.

in favour of
3824527 CANADA INC

ENRG A

REG’D AT:  Mafapedia

Aug        2002

No.  20 072 962

1st copy

A.A.: 6 0/2 789

JOSEPH TUTINO

NOTAIRE ET CONSEILLER JURIDIQUE
NOTARY AND TITLE ATTORNEY

1080, C6te du Beaver Hall
Suite 600
Montreal (Quebec) H2Z IS8
Tel.: (514) 878-3878
Te1ecopieur: (514) 878-9890

MEMORANDUM OF AGREEMENT entered into as of the 15th day of October 2004.

BETWEEN:

FORBES RESEARCH & MANUFACTURING INC., a corporation duly incorporated and having its registered office at 750 West Pender Street, Suite 200, Vancouver, British Colombia, V6C 2T8;

(the “Vendor”)

AND:

3824527 CANADA INC., a corporation duly incorporated and having its registered office at 230 Bernard-Belleau Street, Suite 130, Laval, Quebec, H7V 4A9;

(the “Purchaser”)

WHEREAS the Vendor sold to the Purchaser an immovable property located at 310 Des Forges Street, in the city of Amqui, Province of Quebec, in virtue of the Deed of Sale executed on August 9, 2002 before Joseph Tutino, Notary, under number 4210 of the Minutes of his repertoire (the "Deed");

WHEREAS the Purchaser agreed to pay to the Vendor the price of $1,300,000.00 for the purchase of the immovable property;

WHEREAS the amount of $100,000.00 was paid before the execution of the Deed;

WHEREAS the Purchaser undertook to pay to the Vendor the balance of price sale together with interest at a rate of 6-1/2% per annum, calculated monthly but not in advance, payable in 85 instalments as follows: one (1) instalment in the amount of $350,000.00, in principal, plus all accrued interest on said sum at the afore-mentioned interest rate, on the ninth day of February, two thousand and three (2003), and the remaining sum of $850,000.00, payable in and by way of 84 monthly instalments of $12,622.02 each of blended principal and interest payable on the ninth day of each month commencing on the ninth day of September, two thousand and two (2002), up to and including the ninth day of August, two thousand and nine (2009).

WHEREAS, as of June 9, 2004, the amount of $672,184.10 of principal and the amount of $126,874.10 in interest remained outstanding (the “Balance”);

WHEREAS the Purchaser has undertaken a reorganization and a refinancing of its operations and had requested from the Vendor an accommodation, from June 9, 2004 to June 9, 2005, with respect to the postponement of the payment of the principal for the period commencing June 9, 2004 and terminating June 9, 2005; and

WHEREAS as a condition precedent for the Vendor agreeing to this Agreement, Mr. Bernardo Kohn and Ms. Miriam Kohn shall, simultaneously, execute a guarantee for the full indebtedness of the Purchaser to the Vendor;

WHEREAS it is in the best interest of the parties that the Deed be amended to accommodate the Purchaser;

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants herein contained, the parties hereto hereby agree as follows:

1.0

PREAMBLE

1.1

The preamble is true and correct and forms an integral part hereof.

2.0

AMENDMENT

2.1

Section PRICE of the Deed is hereby modified such that the monthly payments from June 9, 2004 to June 9, 2005 shall be as follows:

June 9, 2004

$3,641.00

July 9, 2004

$3,592.35

August 9, 2004

$3,543.44

September 9, 2004

$3,494.26

October 9, 2004

$3,444.82

November 9, 2004

$3,395.11

December 9, 2004

$3,345.13

January 9, 2005

$3,294.88

February 9, 2005

$3,244.36

March 9, 2005

$3,193.57

April 9, 2005

$3,142.49

May 9, 2005

$3,091.15

June 9, 2005

Principal - repayment of $120,624.19

Interest - repayment of $6,910.40

2.2

The blended monthly principal and interest payments for the remaining period, i.e. from July 9, 2005 to August 9, 2009 shall be the sum of $12,622.02 each.

3.0

REMAINDER OF THE DEED

3.1

All of the other terms and conditions of the Deed shall remain unamended and in full force and effect save and except as modified herein and for greater certainty and without limitation, a default in the performance of this Agreement shall constitute an event of default as defined in the Deed.

4.0

MISCELLANEOUS

4.1

The headings in this Agreement are inserted only as a matter of convenience and in no way define, limit or describe the scope or intent of this Agreement or of any Section thereof.

4.2

The parties agree to do, sign and execute both on the date of signature of this Agreement and thereafter all further acts, deeds, documents, instruments and corporate resolutions and documentation as may be necessary or desirable to give full force and effect to this Agreement.

4.3

This Agreement supersedes all prior agreements, written or oral, between the parties with respect to the subject matter hereof.  No amendment of this Agreement shall be effective unless in writing and signed by all parties.

4.4

This Agreement is neither a novation nor a waiver of rights, obligations, clauses, terms and conditions specified in the Deed with the exception of the specific modifications herein contained.

4.4

This Agreement shall not be assignable, in whole or in part, by any party except with the prior written consent of the other parties and shall enure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns.

4.5

This Agreement shall be governed by and interpreted in accordance with the laws of the province of Quebec.

4.6

The parties hereto have required that this Agreement be drafted in English.  / Les parties aux présentes ont exigé que la présente Convention soit rédigée en anglais.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement, on the date first hereinabove written.

FORBES RESEARCH & MANUFACTURING INC.

per:

“Charles Butt”___________

“Michelle Martin”______

      Charles Butt, President

Witness

3824527 CANADA INC.

per:

“Bernardo Kohn”_________

__“M.E.”_____________

      Bernardo Kohn

Witness

ON THIS ninth day of August, two thousand and two.

B E F O R E :

Mtre. JOSEPH TUTINO, the undersigned Notary for the Province of Quebec, practicing in the City and District of Montreal.

A P P E A R E D :

FORBES RESEARCH & MANUFACTURING INC., a corporation duly constituted under the Canada Business Corporations Act, having its registered office at 750 West Pender Street, Suite 200, in the City of Vancouver, Province of British Columbia, V6C 2T8, herein acting and represented by Jack Miller, its representative, duly authorized to act herein in virtue of a Resolution adopted by the Corporation as of the sixth day of August, two thousand and two (2002), a certified true copy of said Resolution remains hereto annexed after having been acknowledged as true and signed for identification by the said representative with and in the presence of the undersigned notary.

(hereinafter called the "Creditor")

AND:

3824527 CANADA INC., a corporation duly constituted under the Canada Business Corporations Act, having its registered office at 230 Bernard-Belleau, Suite 130, Laval, Quebec, H7V 4A9, herein acting and represented by Bernardo Kohn, its President, duly authorized to act herein in virtue of a Resolution adopted by the Corporation on the thirty first day of July, two thousand and two (2002), a certified true copy of said Resolution remains hereto annexed after having been acknowledged as true and signed for identification by the said representative with and in the presence of the undersigned notary

(hereinafter called the "Grantor")

WHEREAS pursuant to a deed of sale entered into as of the ninth day of August, 2002 between the Creditor and the Grantor (the "Deed of Sale") whereby the Creditor sold to the Grantor and the Grantor purchased from the Creditor, all of the Creditor's right, title and interest in and to the immovable property situated at 310 des Forges, Amqui, Quebec (the "Property"), the Grantor undertook to hypothecate in favour of the Creditor, the universality of the Grantor's present and future moveable property used by the Grantor in relation to the business to be carried on in or upon the Property, together with all other movable property hereinafter described, the whole as security for the performance by the Grantor of its obligation to pay the full balance of the purchase price for the Property, together with any interest accrued thereon, the whole subject to the Grantor's right to require subordination of such hypothec in favour of an institutional lender of the Grantor;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the parties hereto hereby agree as follows:

1.0

PREAMBLE

1.1

The preamble is true and correct and forms an integral part hereof.

2.0

HYPOTHEC

2.1

As security for the fulfilment by the Grantor of all of its obligations pursuant to the Deed of Sale, the Grantor hereby hypothecates in favour of the Creditor to the extent of the sum of one million two hundred thousand dollars ($1,200,000.00) together with interest thereon calculated from the date hereof at the rate of six and one half percent (6.5%) per annum, and subject to the Grantor's right to require subordination of such hypothec in favour of an institutional lender of the Grantor, all the right, title and interest of the Grantor's present and future moveable property used by the Grantor in relation to the business to be carried on in or upon the Property, of any nature and kind, corporeal and incorporeal, wherever situate, and all renewals thereof, accretions thereto, replacements thereof, substitutions therefor, as well as everything united thereto by accession or otherwise (the "Hypothecated Property") including, without limiting the generality of the foregoing, the following:

(a)

Accounts Receivable

all accounts receivable, book accounts, book debts, claims, monies, rentals, insurance policy proceeds, revenues, incomes, loans receivable, demands, rebates, refunds, amounts owing by or claimable from the crown, state or government or any departments, agents or agencies thereof, and choses in action which now are or which may at any time hereafter be due or owing to or owned by the Grantor or in which the Grantor now or hereafter has any interest and all security interests, hypothecs, assignments, guarantees, bills of exchange, notes, negotiable instruments, contracts, invoices, books of account, letters of credit and other documents and rights now held or owned or which may hereafter be held or owned by the Grantor, or any third party on behalf of the Grantor in respect of any of the foregoing, and all rights of any unpaid vendor, including rights to merchandise returned, repossessed or recovered (hereinafter collectively referred to as the "Accounts Receivable");

(b)

Documents of Title

all documents of title, whether negotiable or non-negotiable, including, without limitation, all warehouse receipts and bills of lading in which the Grantor now or hereafter has an interest;

(c)

Inventory

all property in stock and inventory now owned and hereafter acquired by the Grantor including, without limitation, all raw materials, goods in process, finished goods, goods in transit and all packaging and shipping materials and all materials and merchandise procured for the manufacture or production thereof and all goods, wares and merchandise held for sale, lease or resale, or furnished or to be furnished under contracts for service or used or consumed in the business of the Grantor (hereinafter collectively referred to as the "Inventory");

(d)

Machinery

all machinery, equipment, furniture, fixtures, materials, supplies, appliances, dyes, molds, tanks, vehicles, furnaces, boilers, motors, engines, accessories and tools now owned or hereafter acquired by the Grantor, whether or not the same be affixed to any immoveable property or used upon or in connection therewith, together with all present and future improvements, appurtenances and accessions thereto, including, without limiting the generality of the foregoing, the machinery and equipment listed in Schedule A hereto;

(e)

Intangible Property

all intangible property now owned or hereafter acquired by the Grantor, including, without limitation, all leases, franchises and other contracts, all patents and patents pending, registered and unregistered trade marks, trade or brand names, service marks, copyrights, industrial designs, formulae, processes, trade secrets, goodwill, licences and permits;

(f)

Securities

all shares, stocks, warrants, bonds, debentures, debenture stock and other securities in which the Grantor now or hereafter has an interest (hereinafter collectively referred to as the "Securities");

(g)

Monies

all monies, cash, whether Canadian or otherwise, including deposits maintained with banks, credit unions, caisse populaires, trust companies and similar institutions, in which the Grantor now or hereafter has an interest; and

(h)

Insurance

all insurance policies relating directly or indirectly to the Property or to any of the Hypothecated Property or any part thereof and all rights and claims under all policies of insurance, of whatever nature including, without limitation, under life insurance policies and under insurance against loss or damage to real, personal, moveable or immoveable property.

2.2

In order to further secure, on a continuing and collateral basis, the payment to the Creditor of all amounts owing to the Creditor on account of costs, disbursements and expenses incurred by or on behalf of the Creditor in accordance with the Deed of Sale, this Agreement or in connection with the enforcement of any of the rights, remedies or recourses available to the Creditor pursuant to the Deed of Sale, this Agreement or otherwise, or the recovery, administration or conservation of any of the Hypothecated Property, and in order to secure, on the same basis, the performance of all the Grantor's obligations hereunder, the Grantor hereby hypothecates the Hypothecated Property in favour of the Creditor to the extent of an additional sum of two hundred and forty thousand dollars ($240,000.00).

3.0

DEALINGS WITH HYPOTHECATED PROPERTY

3.1

Notwithstanding the hypothecation of the Accounts Receivable pursuant to this Agreement, the Creditor authorizes the Grantor to collect the Accounts Receivable as they fall due, until such time as such authorization is withdrawn by the Creditor serving notice on the Grantor and third party account debtors to the effect that the Creditor shall henceforth be the only party authorized and entitled to collect, dispose of and deal with the Accounts Receivable falling due.

3.2

Notwithstanding the hypothecation of the Inventory pursuant to this Agreement, until such time as the security created pursuant to this Agreement has become enforceable, the Grantor may sell, dispose of or deal with any of the Inventory in the ordinary course of the Grantor's business.

4.0

COLLECTION OF CLAIMS

4.1

Notwithstanding anything in Section 3.1 of this Agreement, the Grantor agrees to pay over forthwith and remit the Accounts Receivable to the Creditor in the same form as received by depositing such amounts in such accounts and in such manner as may be designated from time to time by the Creditor. The Creditor may at any time withdraw the authorization contained in Section 3.1 of this Agreement by serving notice on the Grantor and third party account debtors to the effect that the Creditor shall henceforth be the only party authorized and entitled to collect, dispose of and deal with the Accounts Receivable falling due.

4.2

In the event that the Creditor so elects to collect the Accounts Receivable the Creditor shall not be bound to collect or realize the same unless it deems fit and the Creditor may impute or appropriate the proceeds thereof in its absolute discretion on account of such parts of the indebtedness owing to the Creditor, as the Creditor may deem best, and such appropriation or imputation may be changed or varied from time to time at the discretion of the Creditor and the Creditor for appropriating or imputing the same as aforesaid, may deduct all reasonable costs, charges and expenses, including reasonable commissions for collections.

4.3

Subject to Section 3.1 of this Agreement, all amounts collected or received by the Grantor on account of the Accounts Receivable shall be received by the Grantor in trust for the Creditor and shall be remitted to the Creditor in the same form as received.

4.4

The Creditor may grant extensions, accept commissions, grant releases and discharges, and generally deal with the Accounts Receivable in its absolute discretion, without consent of or notice to the Grantor, and the Creditor shall not be liable or responsible for any loss or damage which may occur in consequence ofthe negligence of any officer, agent or other person employed in the collection, realization or enforcement thereof, nor shall the Creditor be obliged to inform the Grantor of any irregularity in the payment of any of the Accounts Receivable.

4.5

The Grantor shall furnish in writing to the Creditor from time to time forthwith upon the request of the Creditor all information relating to the Accounts Receivable and the Grantor shall not assign or hypothecate the Accounts Receivable or grant any security interest therein to any person.

4.6

Actions to enforce rights with respect to the Accounts Receivable may be instituted by the Creditor, at its discretion, in its own name, in the name of the Grantor, or in the name of the Creditor and the Grantor jointly.

5.0

COVENANTS OF GRANTOR

5.1

Insurance

5.1.1

The Grantor shall insure the Hypothecated Property and keep it constantly insured against loss or damage by fire and against loss or damage by such other risks, hazards or perils as tile Creditor may require to be protected by insurance including builder's all risk insurance, to the full extent of the Hypothecated Property's insurable value. Tile Grantor shall also, if required by the Creditor, maintain adequate boiler, plate glass, rental and public liability insurance in amounts satisfactory to the Creditor.

5.1.2

Every policy of insurance shall be effected on such terms and with such insurer as may be approved of by the Creditor. The loss under each policy shall be made payable to the Creditor with preference in its favour over any claim of any other person and each policy may be retained by the Creditor. Should an insurer at any time cease to have the approval of the Creditor the Grantor shall effect such new insurance as tile Creditor may desire.

5.1.3

In the event of failure on the part of the Grantor to execute any obligation in respect to insurance undertaken by it herein, the Creditor may effect such insurance as it deems proper and all insurance premiums paid by the Creditor on behalf of the Grantor shall be immediately payable by the Grantor to the Creditor in accordance with Section 5.15 of this Agreement.

5.1.4

In the case of loss or damage, the Grantor shall immediately notify the Creditor and the Creditor shall have the right to receive the proceeds of each policy and at its sole option to apply them fully or in part in reduction either of any amounts owing to the Creditor, notwithstanding that no amount at such time may be due and payable under the terms or repayment, and/or of any other sums owing to the Creditor and/or in meeting costs of repair or replacement, but unless the amount received by the Creditor is applied expressly by it in reduction of any amount owing by the Grantor to the Creditor, the receipt by the Creditor of such proceeds shall not constitute or be deemed to constitute payment to the Creditor in whole or in part of any sum or sums owing to it by the Grantor. No damage may be repaired or any replacement effected without the approval of the Creditor.

5.1.5

At least ten (10) days before the expiry or cancellation of any policy of insurance, the Grantor shall deliver to the Creditor evidence of renewal or replacement thereof.

5.1.6

The Grantor shall immediately notify the Creditor of any loss or damage to any of the Hypothecated Property.

5.2

Location and Disposition of Hypothecated Property

The Hypothecated Property is and shall be kept only at the location (the "Grantor's Premises") situated at 310 des Forges, Amqui, Quebec and shall not be removed or disposed of outside the ordinary course of business without the prior written consent of the Creditor, which consent shall not be unreasonably or unduly withheld.

5.3

Maintenance of Hypothecated Property and the Grantor's Enterprise

The Grantor shall maintain the Hypothecated Property in good repair and prevent any use thereof which might diminish the value thereof, or the Creditor's hypothecs thereon, and from time to time at the request of the Creditor, give the Creditor's officers, employees and agents access to the Grantor's Premises for the purposes of inspection. The Grantor shall also at all times do or cause to be done all things necessary or proper to preserve and keep in full force and effect its corporate existence and its ability to carry on the enterprise presently carried on by it and shall continue to use all of the Hypothecated Property for the operation of such enterprise.

5.4

Non-Violation of Instruments or Agreements

Neither the execution and delivery of this Agreement, nor the granting of the hypothecs in respect of the Hypothecated Property, constitutes or shall constitute a violation or breach of the documents of incorporation or the by-laws of the Grantor or of any provision of any contract or other instrument to which the Grantor is a party or of any provision of law to which the Grantor is or may be subject.

5.5

Performance of Obligations Under the Deed of Sale and this Agreement

The Grantor shall perform, observe and comply with all of the obligations, terms, conditions and covenants arising tinder or relating to the Deed of Sale and this Agreement.

5.6

Seizability of Hypothecated Property

None of the Hypothecated Property is or shall be property which is exempt from seizure.

5.7

Title and Conflicting Claims

The Grantor has and shall have good and marketable title to the Hypothecated Property and shall not create, or permit the existence of, any hypothec, prior claim or other encumbrance or security interest other than those which, in accordance with Section 9.4 of this Agreement, may in the future be granted in favour of a financial institution, upon or with respect to any of the Hypothecated Property. Should any action be taken to preserve or enforce the same, the Grantor, within a delay of five (5) days thereafter, shall notify the Creditor and cause such hypothec, claim or other encumbrance or security interest to be discharged, and should the Grantor fail to do so, the Creditor shall have the right to satisfy the same by payment or otherwise.

5.8

Compliance with Governmental Requirements

The Grantor shall duly observe and conform to all applicable requirements of any governmental authorities relating to the enterprise carried on by it and to any of the Hypothecated Property and without limiting the generality of the foregoing, the Grantor shall operate its business and maintain the Hypothecated Property and all other property owned by it from time to time in compliance with the requirements of applicable environmental laws.

5.9

Payment of Taxes

The Grantor shall pay or cause to be paid as and when due and payable all taxes, rates, charges, levies and assessments, ordinary and extraordinary, which may be assessed on or payable by the Grantor or in respect of any of the Hypothecated Property.

5.10

Maintenance of Proper Books of Account and Reporting

5.10.1

The Grantor shall keep proper books of account in accordance with sound accounting practice and shall furnish to the Creditor such financial and other information, statements and reports relating to the Grantor, the enterprise carried on by it and the Hypothecated Property as the Creditor may from time to time require.

5.10.2

The Grantor shall permit the Creditor, its officers, employees and agents at any time and from time to time at the expense of the Grantor to examine all books of account and other records and reports relating to the Grantor, its enterprise and the Hypothecated Property and to make copies thereof and take extracts therefrom.

5.10.3

The Grantor shall give written notice to the Creditor of all proceedings (threatened or actual) before any court, administrative board, government agency or other tribunal affecting the Grantor, its enterprise or the Hypothecated Property, immediately upon the Grantor becoming aware of same.

5.10.4

The Grantor shall immediately notify the Creditor in the event that any shares or other securities are received by or issued to it on the purchase, redemption, conversion or cancellation or any other transformation of any of the Securities.

5.11

Further Security Documents

The Grantor shall, upon request by the Creditor, execute and deliver all such applications for registrations, financing statements, certificates, further assignments and documents and do all such further acts and things as may be considered by the Creditor to be necessary or desirable to give effect to this Agreement. The Grantor hereby irrevocably constitutes and appoints any person designated by the Creditor the true and lawful attorney of the Grantor, with full power of substitution, to do any of the foregoing in the name of the Grantor, wherever and whenever the Creditor may consider it to be necessary or desirable.

5.12

Notice of Material Adverse Change

The Grantor shall promptly notify the Creditor in writing of any event which occurs that would have a material adverse effect upon the Grantor, its enterprise or the Hypothecated Property.

5.13

Sale of Hypothecated Property

The Grantor shall not sell, alienate, assign, transfer or otherwise dispose of any of the Hypothecated Property outside the ordinary course of business without the prior written consent of the Creditor, which consent shall not be unreasonably or unduly withheld.

5.14

Change of Name

The Grantor shall promptly notify the Creditor in writing of any change in its corporate name or of the change or adoption by the Grantor of any other trade, business or commercial name with which it carries on business or intends to be identified.

5.15

Costs

The Grantor shall pay on demand all legal, publication, notarial and registration fees and expenses and disbursements in respect of this Agreement and amendments, renewals and discharges thereof. The Grantor shall also pay all costs, disbursements and expenses incurred by or on behalf of the Creditor in accordance with this Agreement or in connection with the enforcement of any of the Creditor's rights, remedies or recourses, or the recovery, administration or conservation of any of the Hypothecated Property. Every such sum which may be paid by or on account of the Creditor with respect to any of the foregoing shall be repayable by the Grantor on demand and shall bear interest at the aforesaid rate of six and one half percent (6.5%) per annum, reckoned from the date of disbursement until paid.

6.0

EVENTS OF DEFAULT

6.1

The Grantor shall be in default upon the occurrence of any of the following events ("Events of Default"):

6.1.1

if it fails to fulfil the obligations arising from the insurance clause with in five (5) business days of the receipt of written notice from the Creditor to do so;

6.1.2

if it fails to pay to the Creditor, on their respective due dates, the instalments of capital and interest due under the terms of the Deed of Sale and which remain unpaid for more than ten (10) business days of the receipt of written notice from the Creditor to make such payment;

6.1.3

if it fails to fulfil the obligations arising from the Deed of Sale or this Agreement, (other than obligations whose failure of observance constitute specific Events of Default in this Section 6.0) and which it fails to remedy within thirty (30) days of the receipt of written notice from the Creditor to do so;

6.1.4

 if it makes an assignment of property in favour of its creditors, is put into bankruptcy, becomes insolvent, makes a proposal, or avails himself of the Companies' Creditors Arrangement Act;

6.1.5

if it fails to obtain the release, within ten (10) days of notice ofregistration, of all legal construction hypothecs registered against the Property, unless it contests in good faith the validity of such registration and furnishes the Creditor with any supplementary security reasonably required by the latter to ensure the protection of its rights, in which case this obligation shall be suspended until a final judgment is rendered;

6.1.6

if it fails to obtain the release, within ten (10) days of service of any writ of seizure of the Property in execution of a judgment against the Grantor, unless it contests in good faith the validity of such seizure and furnishes the Creditor with any supplementary security reasonably required by the latter to ensure the protection of its rights, in which case this obligation shall be suspended until a final judgment is rendered;

6.1.7

if it fails to obtain the release, within ten (10) days of notice of registration, of any prior notice of the exercise of a hypothecary right or any other right registered against the Property, or fails to remedy any default under the terms of another hypothec or charge affecting the Property, unless it contests in good faith the validity of such registration and furnishes the Creditor with any supplementary security reasonably required by the latter to ensure the protection of its rights, in which case this obligation shall be suspended until a final judgment is rendered;

6.1.8

if it makes a materially false or materially inaccurate declaration under the Deed of Sale or herein; or

6.1.9

upon the occurrence of an Event of Default defined as such tinder the terms of the Deed of Sale.

6.2

Upon the happening of any Event of Default, the Creditor may, without prejudice to any other right, remedy or recourse available to it hereunder or otherwise, declare by written notice to the Grantor all amounts owing to the Creditor by the Grantor pursuant to the Deed of Sale or this Agreement, to be immediately due and payable, together with all interest thereon, fees and expenses owing thereunder and hereunder and all costs ofconserving and recovering the Hypothecated Property. Upon such notice, all amounts of principal, interest and accessories owing as aforesaid, shall be immediately due and payable without any other proceeding or presentation, demand or further notice of any kind to the Grantor and the Grantor shall surrender and abandon the Hypothecated Property, or the part thereof specified by the Creditor, to the Creditor, or shall consent in writing to turn such property over to the Creditor or such person as may be designated by the Creditor at the time and place specified by the Creditor.

6.3

Any action taken by or on behalf of the Creditor to remedy any Event of Default shall not constitute a waiver of such default, nor be deemed to have relieved the Grantor therefrom. Failure of the Creditor to insist upon strict performance of any covenant of the Grantor or to exercise any right, remedy or recourse shall not be construed as a waiver or relinquishment for the future of any such covenant, right, remedy or recourse.

6.4

Should an Event of Default occur, the Creditor may then without prejudice to any other right, remedy or recourse available to it hereunder or otherwise, exercise any of the rights, remedies or recourses available to it, and without limiting the generality oftlte foregoing, the Creditor may proceed to realize any security as may seem to the Creditor advisable. The Creditor shall be entitled to exercise and to enforce any of the rights, remedies or recourses available to it, hereunder or otherwise, free from any control of the Grantor, provided, however, that the Creditor shall not be bound to realize any security or exercise any right, remedy or recourse as aforesaid and shall not be liable for any loss which may be occasioned by any failure to do so.

7.0

POSSESSION AND REALIZATION OF HYPOTHECATED PROPERTY

7.1

In the event that the Creditor, its officers, employees or agents, administer any of the Hypothecated Property as a result of any of such persons having acquired or having been deemed to have acquired simple, full or any other administration of such property, none of them shall be obliged to do any of the following:

(a)

make such Hypothecated Property productive;

(b)

increase such Hypothecated Property or the value thereof;

(c)

appropriate such Hypothecated Property to any purpose other than payment of the indebtedness owing to the Creditor; or

(d)

prepare any inventory of the Hypothecated Property, insure any Hypothecated Property or give security for any Hypothecated Property or the administration thereof.

7.2

In addition, the Creditor, its officers, employees or agents may change the destination of the whole or any portion of the Hypothecated Property under their administration and shall not be bound to continue the use or operation of any revenue producing Hypothecated Property under their administration.

7.3

The Creditor or any person charged with the administration of the Hypothecated Property, shall be entitled, whether or not for value, to renounce to any right affecting, benefitting, pertaining to and/or forming part of any of the Hypothecated Property administered by them.

7.4

For the purpose of realizing the hypothecs created pursuant to this Agreement and the security thereof, the Creditor, its officers, employees or agents may use any of the Grantor's Premises whether or not any of the Hypothecated Property is situate therein. In addition, the Creditors, its officers, employees or agents may complete the manufacture of any Inventory and effect any other act necessary or useful with respect to the sale or other disposal of such property.

7.5

The Creditor shall be required to use only reasonable diligence in the exercise of its rights and the fulfilment of its obligations and shall only be liable for damages caused to the Grantor as a result of the intentional or gross fault of the Creditor.

7.6

The Creditor may employ such persons or entities as it deems appropriate to perform the obligations and/or exercise the rights of the Creditor hereunder and shall be entitled to provide any such person or entity with all information which the Creditor has in its possession with respect to the Grantor, its enterprise and the Hypothecated Property.

7.7

In the event that the Creditor exercises its right to become the absolute owner of the Hypothecated Property or any part thereof, the Grantor, concurrently with surrender or at any time thereafter at the request of the Creditor, shall sign a voluntary Deed providing for the Creditor to take in payment the Hypothecated Property or any part thereof. All expenditures and improvements made by any holder of the Hypothecated Property and all payments made on account of the indebtedness owing to the Creditor and the accessories thereof shall belong to the Creditor without return or compensation. The Creditor shall not be obliged to compensate or indemnify the Grantor or any other person for any cause whatsoever.

7.8

Should the Creditor or any person charged with the administration of the Hypothecated Property cause any of the Hypothecated Property to be sold, such property may be sold subject to and upon such terms and conditions (including, without limitation, the granting of credit or the limiting or extending of warranties), by way of one or more sales by private agreement, call for tenders or public auction or combinations thereof, as the Creditor or such administrator may see fit, and the Creditor or such administrator may, at any tithe, change or substitute any method of sale of such Hypothecated Property. Notwithstanding any provision of law to the contrary, in any public auction or call for tenders, the Creditor or such administrator shall not be obliged to accept the highest offer, or any offer, and, in the event that no offer is accepted, may proceed to sell such Hypothecated Property by any other method or may exercise any other right, recourse or remedy it may deem appropriate.

7.9

The Creditor shall be entitled to acquire at any time and from time to time the whole or any portion of the Hypothecated Property alienated or otherwise disposed of pursuant to the exercise of any of the rights, recourses or remedies available to the Creditor under this Agreement or otherwise.

7.10

Should the whole or any portion of the Hypothecated Property be sold by judicial authority, the Grantor expressly agrees that the Creditor shall not be required to obtain and/or present to the court any appraisals of such Hypothecated Property and that such Hypothecated Property may be sold without any upset price therefor.

8.0

IMPUTATION OF PAYMENT AND RECEIPT

8.1

All sums received by the Creditor in the exercise of its rights shall be imputed to payment of such sums as may be owing to the Creditor from time to time, whether or not due. The Creditor shall have the right to impute any amounts or proceeds received by it from or for the account of the Grantor, whether pursuant to the terms hereof or as a result of judicial or other sale, or as an inducement to grant mainlevee or discharge hereof, or otherwise, against any portion of the indebtedness owing to the Creditor which it, in its sole discretion, determines and may from time to time, vary such determination, the whole notwithstanding any pretended contrary imputation by the Grantor or any other party.

9.0

MISCELLANEOUS

9.1

Acceptance of Amounts and Exercise of Rights

The acceptance by the Creditor, following any Event of Default, of any such sum owing to the Creditor or the exercise by the Creditor of any right, remedy or recourse, existing hereunder, at law or otherwise, shall not preclude the Creditor from exercising any other right, remedy or recourse, all of which are cumulative and not alternative.

9.2

Continuity of Security

Nothing contained in this Agreement shall be deemed to derogate from or alter the nature of any of the indebtedness owing to the Creditor by the Grantor pursuant to the Deed of Sale or this Agreement. The Grantor agrees that the security hereby granted will secure amounts owing by it on a fluctuating basis and that accordingly, the security hereof will not be diminished by payments from time to time made by the Grantor to the Creditor or by payments made by any other party as a result of any insurance indemnities arising from loss or damage to any of the Hypothecated Property or by reason of the collection of the Accounts Receivable. Should any indebtedness at any time be extinguished, in whole or in part, without an express discharge of the security created hereunder having been granted, and should new indebtedness to the Creditor arise, the security created hereunder will secure such new indebtedness in the same manner and to the same extent as if there had never occurred an extinction of previously existing indebtedness.

9.3

Other Security

The security created hereunder is in addition to and not in substitution for, nor deemed to be substituted by any other security now or hereafter held by or for the benefit of the Creditor, and shall not he diminished or novated or otherwise affected by any other security or any promissory note or other evidence of indebtedness which the Creditor or any party for the benefit of the Creditor may have or obtain from the Grantor, or any other person, nor shall any other security or note or evidence of indebtedness be diminished or novated or otherwise affected hereby.

9.4

Subordination

The Creditor shall from time to time, forthwith upon the written request of the 3rantor, subordinate the security herein created in favour of the Creditor, to any security interest which may be granted by the Grantor to any financial institution for the purpose :)f securing indebtedness incurred toward such financial institution in connection with advances of funds for use in the business of the Grantor.

9.5

Notice

Any notification to the Grantor shall be given and any demand upon it shall be made at the address indicated for it on the first page hereof, or at its address in the district of Montreal last known to the Creditor, saving that should the Creditor be unable to locate the Grantor then any such notification or demand may at the option of the Creditor be served at the office of the Clerk of the Superior Court for the District of Montreal, at which place, for the purposes hereof, the Grantor elects domicile.

Any notices to be given to the Creditor shall be given at the address indicated for it on the first page hereof.

Any notice shall be deemed validly given if delivered or sent by prepaid registered mail or telecopier or similar means addressed to the Grantor at the abovementioned address and to the Creditor at the above-mentioned address, and shall be deemed received on the delivery date, if delivered by hand or sent by telecopier or similar means and five (5) days after the date of mailing, if sent by prepaid registered mail. In the event of an interruption or abnormal delay in postal service, any notice or other communication shall be hand delivered or sent by telecopier. Any of the parties hereto may, by written notice to the other, given as aforesaid, designate a changed address for such party.

9.6

Interpretation

In any place where the context requires it in this Agreement, the singular number shall be interpreted as plural and the masculine gender as either feminine or neuter. Any word importing a person will include a corporation, a partnership and any other entity and vice-versa. The headings of this Agreement are for reference only and shall not affect in any manner any of the terms and conditions hereof or the interpretation of this Agreement.

9.7

Indivisible Obligations

Every obligation of the Grantor hereunder is and shall remain indivisible and the performance thereof may be claimed from each of the successors, assigns, liquidators of any succession, trustees or legal representatives of the Grantor.

9.8

Severability

Every provision of this Agreement is and shall be independent of the other, and in the event that any part of this Agreement is declared invalid, illegal or unenforceable, then the remaining terms, clauses and provisions of this Agreement shall not be affected by such declaration and all of the remaining clauses of this Agreement shall remain valid, binding and enforceable.

9.9

Further Acts

The Grantor undertakes to perform all acts and execute such documents which, n the opinion of the Creditor, may be useful or necessary for purposes of giving full and -ffect to the provisions hereof.

9.10

Governing Law

This agreement shall be governed by and interpreted in accordance with the laws of the Province of Quebec.

9.11

Language

The Parties hereto have required that this Agreement and accessory documents be drawn up in the English language only. Les parties aux presentes declarent avoir exige que cette convention et que les documents accessoires soient rediges en anglais seulement.

WHEREOF ACTE, at the City of Montreal, under number four thousand two hundred and eleven (4211) of the original minutes of the undersigned Notary.

AND AFTER DUE READING HEREOF, the Parties have signed in the presence of said Notary.

FORBES RESEARCH & MANUFACTURING INC.

per:  “Jack Miller”

        Jack Miller

3824527 CANADA INC.

per:  “Bernardo Kohn”

         Bemardo Kohn

 “Joe Tutino”

TRUE COPY  of the Original hereof remaining of record in my office.

“Joe Tutino”

SCHEDULE A MOVABLES

Description de l'equipement	Quantite	Localisation clans I'usine
Compresseur a air Modele, QSI-245 compresseur a vis refroidi a fair Moteur, 575 VOLTS, 3 phases, 60 HZ et 1,800 Tr / min. Pression de service maximale, 125 PSIG, Moteur 50 HP	I	Salle des Machines
Assecheur d'air pour compresseur Modele GSP-250, Pression d'operation maximale 150 PSI, Voltage 115-1-60	I	Salle des Machines

Reservoirs
T102 et T104 Diametre 1.83m, H 2.9m, Capacite 2000 gal US, SS-3 16	2 total	Exterieur
T210- T 214 et T230 Diametre 1.83m, H 2.9m, Capacite 2000 gal US, SS316, reservoirs sur pattes	3 total	Exterieur
T301 A et T301-B Diametre 3.9m, H 8.54m, reservoirs sur patte, 25,000 gal US	2 total	Exterieur
T106 et T-108 Diametre 3m, H 4,3m, capacite de 8000 gal us, isole, SS304	2 total	Exterieur
Description de l'equipement	Quantite	Localisation dans l'usine

Pompes
Dechargement solvant frais Moteur de 5 HP, 3500 RPM, Debit → 20 USGAL / Min, SS316	1	Exterieur
POMPE 101 Pompe a cavite progressive de marque Seepex, Moteur de 20 HP, 1755 RPM Debit → 65 USGAL / Min avec une viscosite de 3500 cps	1	Exterieur
POMPE 103 Moteur de 1.5 HP, 3500 RPM, Debit → 20 US gal/min, SS 316	1	Exterieur
POMPE 105 Moteur de 1.5 HP, 3500 RPM, Debit → 20 US gal/min, SS 316	1	Exterieur
POMPE 107 Moteur de 5 HP, 3500 RPM, Debit → 225 US gal/min, SS 316	1	Exterieur
POMPE 109 Moteur de 5 HP, 3500 RPM, Debit→225 US gal /min, SS 316	1	Exterieur
POMPE 132 Moteur de 5 HP, 3500 RPM, Debit → 50 US gal/min, SS 316	1	Exterieur
POMPE 202 Moteur de 3 HP, 3500 RPM, Debit→50 US gal/min, SS 316	1	Exterieur
POMPE 216 Moteur de 3 HP, 3500 RPM, Debit → 100 US gaUmin SS 316	1	Exterieur
POMPE 232 ivloteur de 3 HP, 3500 RPM, Debit → 40 US oaVmin, SS 316	1	Exterieur
POMPE 236 Moteur de 3 HP, 3500 RPM, Debit → 40 Usgal/min, SS316	1	Exterieur

TRUE COPY

“Joe Tutino”

Description de I'equipement	Quantite	Localisation dans l'usine
Equipements divers
Laveuse a pression 2500 PSI, Moteur 208 Tri-phase, Debit → 3.6gal/min. Moteur 5.75 HP	I	Maintenance
Transmetteurs a oxygene (connectes a divers equipements) Modele → 02X 1 de Panametrics	8	Sur equipements
Pompe a diaphragme 1" Marque →Tecno-Matic Pump, Modele → T 1.0, Debit → entre 0-35 GPM, Diaphragme en teflon	2	Flexible
Pompe a diaphragme 1" Marque →Sandpiper, Modele →M1, Debit - 0-35 GPM, Diaphragme en Caoutchouc	2	Flexible
Pompe 2" a diaphragme Marque →Wilden, Modele →P8, Debit - Max 131 GPM, Diaphragme en Teflon	I	Flexible
Pompe a diaphragme 3" Marque → Wilden, Modele→W15, Debit → Max 205 GPM, Diaphragme en teflon	1	Flexible
Pompe 1" a diaphragme Marque → Wilden, Modele →P2R, Debit→ entre 0 et 35 GPM, Diaphragme en teflon	I	Flexible
Balance a Plancher Fabriquant → Weigh-Tronix, Modele →DSL 4848-05, Dimension 44pi X 4pi, Capacite Max - 5000 Lbs, Balance Classe 3	1	Usine
Chariot elevateur Hyster H45XM (1994)	I	Usine
Soudeuse Fabriquant →Lincoln Electric, Modele →Idealare 250, Voltage a I'entree → 71 OCV 250 Amp, 30 volts	I	Maintenance
Perceuse sur Pied Marque → King Canada, Modele → KC-16C, 7.5 Amp, 16 Vitesses	1	Maintenance
Ventilation Portative Marque → Coppus, Modele → RF-16, Debit Max → 5000 CFM, Pression d'air maximun a l'entree du ventillateur est de 100 PSIG, Fonctionne a fair comprime seulement	I	Maintenance
Radio Portative Marque → Motorola, Modele → HT 1000, Radio explosion Proof, Chargeur pour chaque radio portative	2	Usine
Radio Portative Marque → Motorola, Modele → P 1225, Radio non-explosion Proof, Chargeur pour chaque radio portative	2	Usine
Detecteur de gaz Marque → Oldham, Modele → MX 21, Version → GB 2.3, Peut analyser I'hexane et le methane	1	Usine
Respirateur Autonome Marque → North, Modele → 822, Masque de taille moyenne et grande, Autonomie de 30 minutes, 153 Bar (2216 PSI)	1	Usine
Detecteur de gaz Drager Marque → Drager, Modele → 6400000, Inclus pompe et coupe-tubes Comprend tube pour analyser l'acetone, hexane, alcool et ethyl glycol acetate	I	Usine
Con teneu r	2	Exterieur
Contient des e ui ements divers (tu aux flexible, Valves, N'..les, Quick Connect etc...)

Description de l'equipement	Quantite	Localisation daps I'usine
Equipements divers
Pompe a gaz Marque → Kubota, Modele → KVP-20, Tete → 35m, Debit →550 I/min Moteur de 4 HP, 3600 RPM	1	Maintenance
Compresseur d'air portatif	I	Maintenance
Marque → Campbell Hausfeld, Modele→ VT6I8902AJ, Compresseur classe 3, Alimentation → 120V / 15 Amp / 60 Hz / I Phase Reservoir de 20 Gal., Debit d'air max. →125 PSI, Scfm →7.2 @ 40 PSI & 5.6 @ 90 PSI

POMPE POUR EAU DE REFROIDISSEMENT

Pompe-600

Moteur de 15 HP, 575 Volts, 60 Hz, 3 Phases, 1760 RPM

Debit → 300 USGAL / Min

Pompe-601

Moteur de 30 HP, 575 Volts, 60 Hz, 3 Phases, 3555 RPM, Debit → 300 US gal/min,

Pompe refroidie a l'eau

	I chaque	Batiment technique de traitement des eaux
Equipements de Laboratoire
D/R 4000 U spectrophotometre UVNis Hach
HPLC: 759A absorbance detector Ecran model 1022
COD reacteur John Meunier
perkin Elmer LC oven 101
perkin Elmer series 200 refractive index detector
series 200 IC pump
imprimante KodaK Docinix 180si
Low temperature incubateur Fisher Scientific
Neslab 1C-115 bain thermostats
Prima reverse osmosis Elga et reservoir de 40litres
Rotovapor R-124 Buchi avec Waterbath B-481 Buchi
condenseur N 518,8/38 Buchi
Ph metre Accumet
Bain ultra-sons aquasonic FS6 (0,5 L)

“Joe Tutino”

Equipement de Bureau

Ordinateurs

Marque → Intel, Modele → P2 350 MMX, 32 Meg Ram., 2 ordinateurs comme celui-ci

Marque → Intel, Mode1e → P1 150 MMX, 32 Meg Ram. I ordinateurs comme celui-ci

Marque → Intel, Modele → P2 266 MMX, 32 Meg Ram., 1 ordinateurs comme celui-ci

Marque → Intel, Modele → P2 350 MMX, 64 Meg Ram., I ordinateurs comme celui-ci

Marque → Intel, ModBle → P3 500 MMX, 64 Meg Ram. I ordinateurs comme celui-ci

Marque → Intel, ModBle → P2 450 MMX, 128 Meg Ram. 2 ordinateurs comme celui-ci (interface ope rateurs)

Imprimante

Marque → Hewlett Packard, ModBle → Laser Jet 5P

Fax

Marque→ Brother, Mod6le → MCF 4350

Photocopieur

Marque → Sharp, ModBle → AR-161

Acknowledged as true, signed for identification and annexed to

Deed No. 4211 of the Repertoire of the Notary

"Jack Miller"

"Bernarod Kohn"

“Joe Tutino”

FORBES RESEARCH & MANUFACTURING INC.

BE IT RESOLVED:

1.

THAT this Corporation ratify and confirm the Offer to Purchase made by 3824527 Canada Inc. (the "Purchaser") on April 17, 2002 and accepted by the Corporation on the same date (the "Offer");

2.

THAT this Corporation sell to the Purchaser the immovable property hereinafter described for and in consideration of the sum of one million three hundred thousand dollars ($1,300,000.00) in accordance with the terms and conditions of the draft Deed of Sale submitted to the Directors of the Corporation:

DESCRIPTION

"An Immovable property of irregular figure known and designated as being composed of lots ONE THOUSAND THREE HUNDRED AND FORTY-FIVE (1345), ONE THOUSAND THREE HUNDRED AND FORTY-SIX (1346) and lot number ONE of the Official subdivision of lot number ONE THOUSAND THREE HUNDRED AND FORTYEIGHT (1348-1), all of the Official Cadastre of Brochu, Registration Division of Matapedia.

With the buildings thereon erected bearing civic number 310 des Forges, in the City of Amqui, Province of Quebec.

3.

THAT this Corporation sell to the Purchaser the movable assets described as the "Movables" in the Offer for and in consideration of the sum of three hundred thousand dollars ($300,000.00) in accordance with the terms and conditions of the draft Bill of Sale submitted to the Directors of the Corporation;

4.

THAT the said draft Deed of Sale and the said draft Bill of Sale which have been submitted to the Directors be and are hereby approved.

5.

THAT Jack Miller be and he is hereby appointed authorised signatory of the Corporation to execute the said Deed of Sale and the said Bill of Sale with the Purchaser in substantially the form and the terms of such drafts, inclusive of any amendments or variations which he may, by his signature, thereon approve, and to execute such other documents and deeds and to do such things as he may deem necessary or useful solely in connection with the transaction contemplated herein.

I HEREBY CERTIFY, that the foregoing is a true copy of a resolution duly consented to by the Board of Directors of FORBES RESEARCH & MANUFACTURING INC. as of the 6th day of August, 2002 and that the same is in full force and effect at the date hereof.

August 6, 2002

“Nancy Glaister”

Nancy Glaister

Secretary

Acknowledged as true, signed for

identification and annexed the

Deed No. 4211 of the Repertoire

Of the Notary.

“Jack Miller”

“Joe Tutino”

CERTIFIED COPY OF A RESOLUTION OF THE BOARD OF DIRECTORS OF 3824527 CANADA INC. (THE "CORPORATION") PASSED AT A MEETING HELD AT THE CITY OF MONTREAL, ON THE 31ST DAY OF JULY, 2002

IT WAS RESOLVED:

1. THAT the Corporation be, and it is hereby authorized to hypothecate in favour of Forbes Research & Manufacturing Inc., the universality of the movable property described in the draft Deed of Moveable Hypothec prepared by Joseph Tutino, Notary, which was submitted to the meeting, read and duly approved, and that Mr. Bernardo Kohn, the President of the Corporation be and he is hereby authorized to sign and execute the Deed of Moveable Hypothec for and on behalf of the Corporation, and that he is further authorized to make any and all declarations, adjustments and changes which he may in his sole and absolute discretion deem advisable and in the best interests of the Corporation, and which are consistent with the intent and purpose of the terms of the said draft Deed of Moveable Hypothec.

2. THAT the signature of Mr. Bernardo Kohn, the President of the Corporation be binding on the Corporation.

Montreal, July 31st, 2002

CERTIFIED TRUE EXTRACT

"Bernardo Kohn"                                 .

~~MICHAEL GARMAISE = SECRETARY~~

"Bernardo Kohn" - President B,K.

TRUE COPY

“Joe Tutino”

Acknowledged as true, signed for identification and annexed to

Deed No. 4211 of the Repertoire of the Notary.

“Bernardo Kohn”

“Joe Tutino”

NO.: 4211

August 9th, 2002

MOVEABLE HYPOTHEC
 BY
3824527 CANADA INC.
         in favour of
FORBES RESEARCH & MANUFACTURING INC

ETRE A

REG’D AT:   RDPRM

August 12, 2002

No. 02-0341221-0001

JOSEPH TUTINO

NOTAIRE ET CONSEILLER JURIDIQUE
NOTARY AND TITLE ATTORNEY

1080, Cke du Beaver Hall

Suite 600
Montreal (Quebec) H2Z 1S8
T61.:(514) 878-3878
Te1ecopieur: (514) 878-9890

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT dated effective as of May 26, 2004,

AMONG:

FORBES MEDI-TECH INC., a corporation having

an office at 200 - 750 West Pender Street, Vancouver,

British Columbia, V6C 2T8

(the “Company”)

AND:

TAZDIN ESMAIL, Businessman, of 6221, 49th Avenue,

Delta, British Columbia, V4K 4S5

(“Esmail”)

AND:

VESTCO ENTERPRISES INC., a corporation having an office at 6221, 49th Avenue, Delta, British Columbia, V4K 4S5

(“Vestco”)

WHEREAS:

A.

The Company and Esmail entered into an Amended and Restated Employment Agreement dated for reference October 1, 2000, which was subsequently amended by an Amending Agreement dated for reference May 1, 2001 (collectively, the “Employment Agreement”);

B.

Esmail resigned as an employee of the Company and as Chief Executive Officer of the Company, subject to the Company and Esmail entering into the consulting agreement between the parties  dated effective as of March 29, 2002 (the “Consulting Agreement”);

D.

Esmail has agreed to resign as a director of the Company, and Vestco and Esmail have agreed to terminate the Consulting Agreement, pursuant to the terms set out herein.

In consideration of the mutual covenants herein contained, and for other good and valuable consideration, (the receipt and sufficiency of which is acknowledged by each party,) the parties agree as follows:

ARTICLE 1 TERMINATION

1.1

Resignation

Esmail hereby tenders, and the Company hereby accepts, the resignation of Esmail as a director of the Company effective as of the effective (the "Effective Date") of this Agreement.

1.2

Termination of  Consulting Agreement

The Company, Esmail and Vestco hereby agree to terminate the Consulting Agreement.

1.3

Employment Agreement

Esmail acknowledges that Article 5 (relating to Confidentiality and Non-Disclosure) of the Employment Agreement shall indefinitely survive the termination of the Employment Agreement and the Consulting Agreement.  For ease of reference, Article 5 of the Employment Agreement has been attached hereto as Schedule “B”.

ARTICLE 2 COMPENSATION

2.1

Final Payment

In consideration for Esmail and Vestco agreeing to terminate the Consulting Agreement, the Company shall pay to Vestco $629,691.07, plus applicable goods and services tax, in full settlement of the Company's obligations under the Consulting Agreement.  Such payment shall be made in such manner and at such time or times, but in any event not later than December 31, 2004, as Esmail or Vestco may direct.

2.2

Stock Options

The Company covenants to provide Esmail with one year from the Effective Date to exercise any or all of his options outstanding as of the Effective Date, provided that no such options may be exercised past their expiry dates and provided further that such options shall continue to vest over the 1 year term.

2.3

Office Supplies

The Company hereby assigns to Esmail all rights, title and interest in all office equipment and supplies currently in the possession of Esmail at his above noted address, including, without limitation, the office equipment set forth in Schedule “A”.

2.4

Laptop

Esmail shall pay to the Company $2,500 for the laptop which the Company recently purchased on Esmail’s behalf.  The Company may deduct the $2,500 from the first payment due under section 2.1

ARTICLE 3 REWARD FOR TENURE

3.1

Reward for Tenure Allowance

Notwithstanding any other provision of this Agreement, the Company acknowledges and agrees that Esmail has continued to provide his services to the Company until at least March 1, 2002 and has thus satisfied the requirements of section 8.1 of the Employment Agreement, such that the reward for tenure contemplated in said Employment Agreement has vested in Esmail and the Company covenants to pay to Esmail a reward for tenure allowance of $65,000 per year, payable in twelve equal monthly instalments on the first day of each month commencing on the first day of the month following the date Esmail turns 60 years of age and continuing until Esmail turns 85.

3.2

Funding of Reward for Tenure Obligation

The Company will continue to fund Esmail’s reward for tenure in the manner currently being done, that is, the Company shall continue to procure life insurance on the life of Esmail, and shall not amend the terms of, or cancel, the life insurance policy without the prior written consent of Esmail.

ARTICLE 4 COMPLETE SETTLEMENT

4.1

Releases

The parties hereto unconditionally, irrevocably and absolutely release and discharge each other and their respective heirs, administrators, executors, and successors and, in the case of the Company and Vestco, their respective directors, officers and employees (collectively, “Released Parties”), from all claims, losses, liabilities, claims, charges, demands and causes of action, known or unknown, suspected or unsuspected, arising directly or indirectly out of or in any way connected with Vestco’s consulting engagement with the Company.  This release is intended to have the broadest possible application and includes, but is not limited to, any tort, contract, common law, constitutional or other statutory claims, and all claims for attorneys’ fees, costs and expenses.

4.2

Facts Unknown

The parties acknowledge that they may discover facts or law different from, or in addition to, the facts or law that they know or believe to be true with respect to the claims released in this Agreement and agree, nonetheless, that this Agreement and the release contained in it shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery of them.

4.3

Complete Release

The parties declare and represent that they intend this Agreement to be complete and not subject to any claim of mistake, and that the release herein expresses a full and complete release and, regardless of the adequacy or inadequacy of the consideration, the parties intend the release herein to be final and complete.  The Parties execute this release with the full knowledge that this release covers all possible claims against the Released Parties, to the fullest extent permitted my law; provided, however, that nothing contained in this Article 4 shall be construed so as to release Esmail from his duty as a director of the Company, or from his former duty as an officer of the Company, to act in accordance with the Canada Business Corporations Act or the regulations thereto, or relieves him from liability for a breach thereof.

4.4

Waiver

The Parties expressly waive their right to recovery of any type, including damages or reinstatement, in any administrative or court action, whether provincial or federal, and whether brought by a party or on a party’s behalf, related in any way to the matters released herein.

4.5

Nondisparagement

The parties agree that they will not make any voluntary statements, written or oral, or cause or encourage others to make any such statements that defame, disparage or in any way criticize the personal and/or business reputations, practices or conduct of each other.

ARTICLE 5 MISCELLANEOUS

5.1

Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party hereunder.  Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

5.2

Giving Notice

Unless otherwise agreed to by the parties, any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered or delivered by courier to the address of the parties set out on the first page of this Agreement.  Any notice shall be deemed to have been received when delivered.  Each party to this Agreement may change its address for the purpose of this Section by giving written notice of such change in the manner provided for in this Section.

5.3

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof.  The parties hereto hereby submit to the jurisdiction of the courts of British Columbia.

5.4

Severability

Any provision of this Agreement, which is determined to be void, unenforceable, illegal or invalid, shall be severable from all other provisions thereof and hereof and such determination shall be deemed not to affect or impair the enforceability of any such other provisions or this Agreement.

5.5

Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto and there are no representations or warranties, express or implied, statutory or otherwise other than set forth in this Agreement and there are no agreements collateral hereto other than as are expressly set forth or referred to herein.  This Agreement cannot be amended or supplemented except by a written agreement executed by both parties hereto.

5.6

Enurement

All of the provisions of this Agreement shall be binding upon Esmail and the Company and their respective successors, heirs, administrators, executors, legal representatives and permitted assigns. This agreement may not be assigned by either party without the prior written consent of the other, which consent may be withheld in such other party’s sole discretion.

5.7

Interpretation

Any reference to gender includes both genders, and the singular includes the plural and the body corporate.  No provision of this Agreement shall be construed against any party by virtue of that party having drafted and prepared this Agreement; it being acknowledged and agreed that both parties participated in the negotiation, drafting and preparation of this Agreement.  All headings are inserted for reference only.  References in this Agreement to “this Agreement” mean and include any Schedules hereto.

5.8

Company includes subsidiaries and affiliates

The term “Company” includes any affiliates or subsidiaries of the Company.

5.9

Legal and Financial Advice

Esmail hereby represents, warrants and acknowledges to the Company that he has had the opportunity to seek and has not been prevented nor discouraged by the Company from seeking independent legal and financial advice prior to the execution and delivery of this Agreement.

5.10

Arbitration

In the event of any dispute arising with respect to any matter relating to this Agreement, the matter in dispute shall be referred to a single arbitrator under the Commercial Arbitration Act of British Columbia.

5.11

Counterparts

This Agreement may be executed in counterparts and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date set out on the first page of this Agreement.

FORBES MEDI-TECH INC.

Per:

"Charles Butt"

Authorized Signatory

"Tazdin Esmail"

TAZDIN ESMAIL

VESTCO ENTERPRISES INC.

Per:

"Charles Butt"

Authorized Signatory

SCHEDULE “A”

A.

OFFICE EQUIPMENT

(i)

Fax Machine

(ii)

Desktop Computer

(iii)

Laptop Computer

(iv)

Printer

(v)

Photocopier

(vi)

Cell phone

SCHEDULE “B”

For purposes of this Schedule “B”, the “Employee” refers to Tazdin Esmail, and the “Agreement” refers to the Amended and Restated Employment Agreement between Mr. Esmail and the Company dated for reference October 1, 2000, as amended.

5.

CONFIDENTIALITY AND NON-DISCLOSURE

5.1

“Confidential Information”

The term “Confidential Information” means any and all information concerning any aspect of the Company not publicly disclosed, which the Employee may receive or develop as a result of his engagement by or involvement with the Company, and including all clinical data, concepts, programs, processes, technical information, trade secrets, systems, business strategies, financial information and other information unique to the Company, its customers or principals.  All Confidential Information, including notes, diagrams, reports, notebook pages, memoranda, biological and chemical materials and any excerpts thereof that include Confidential Information are the property of the Company or parties for whom the Company acts as agent or who are customers of the Company, as the case may be, and are strictly confidential to the Company and/or such parties.  The Employee shall not make any unauthorized disclosure or use of and shall use his best efforts to prevent unauthorized disclosure or use of such Confidential Information.

5.2

Equitable Remedies

The Employee acknowledges that any unauthorized disclosure or use of such Confidential Information by the Employee may result in material damages to the Company and consents to the issuance of an injunction or other equitable remedy to prohibit, prevent or enjoin unauthorized disclosure or use of Confidential Information by the Employee.

5.3

Use of Confidential Information

Except as authorized by the Company, the Employee will not:

(a)

duplicate, transfer or disclose nor allow any other person to duplicate, transfer or disclose any of the Company’s Confidential Information;

(b)

use the Company’s Confidential Information without the prior written consent of the Company; or

(c)

incorporate, in whole or in part, within any domestic or foreign patent application any proprietary or Confidential Information disclosed by the Company.

5.4

Protection of Confidential Information

The Employee will safeguard all Confidential Information at all times so that it is not exposed to or used by unauthorized persons, and will exercise at least the same degree of care used to protect the Employee’s own Confidential Information.

5.5

Exception

The restrictive obligations set forth above shall not apply to the disclosure or use of any information which:

(a)

is or later becomes publicly known under circumstances involving no breach of this Agreement by the Employee;

(b)

is already known to the Employee at the time of receipt of the Confidential Information;

(c)

is lawfully made available to the Employee by a third party; or

(d)

is disclosed by the Employee pursuant to a requirement of a governmental department or agency or disclosure is otherwise required by operation of law, provided that the Employee gives notice in writing to the Company of the required disclosure immediately upon its becoming advised of such required disclosure and provided also that the Employee delays such disclosure so long as it is reasonably possible in order to permit the Company to appeal or otherwise oppose such required disclosure and provides the Company with such assistance as the Company may reasonably require in connection with such appeal or other opposition.

5.6

Notice

If the Employee contends that any such information disclosed to him by the Company is in the public domain or was in the possession of the Employee prior to such disclosure and not under an obligation of confidence, the Employee will, within 10 days of receipt by the Employee of such disclosure give written notice of such contention to the Company, which written notice shall include a complete identification of the information in question and the derivation thereof, including particulars of any contract in which the Employee or any other person has made use of such concept or information.  If the Employee has not within 10 days of receipt by the Employee of such disclosure given such written notice to the Company, then it shall be conclusively presumed that such information communicated by the Company to the Employee originated with the Company and constitutes Confidential Information.

5.7

Survival

The provisions of Parts 4 and 5 hereof shall survive the termination of this Agreement.